Confidentially submitted to the U.S. Securities and Exchange Commission on December 31, 2025.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Santa Ana Global Enterprises, S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Kingdom of Spain	6500	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Calle Castelló 32, Primero derecha

Madrid, C.P. 28001 Madrid

Spain

+34 915 131405

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent of service)

with copies to:

Lawrence Metelitsa, Esq.	Rob Condon, Esq.
Lucosky Brookman LLP	Dentons US LLP
101 Wood Avenue South, 5th Floor	1221 Avenue of the Americas
Woodbridge, NJ 08830	New York, NY 10020
(732) 395-4402 lmetelitsa@lucbro.com	(212) 768-6700 rob.condon@dentons.com

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2025

             American Depositary Shares Representing

               Ordinary Shares

Santa Ana Global Enterprises, S.A.

We are offering              American Depositary Shares, or “ADSs”, each representing              of our ordinary shares, nominal value €0.01 per share. We anticipate that the initial public offering price per ADS will be between $                and $               .

We intend to apply to have the ADSs listed on the NYSE American exchange, under the symbol “STNF”. If our application is not approved, we will not proceed with this offering

Our ordinary shares admitted to trading on the BME Growth market of the Spanish Stock Exchange operated by BME Bolsas y Mercados Españoles Sociedad Holding de Mercados y Sistemas Financieros, S.A., or the “BME”, under the symbol “STNA”.

We are an “emerging growth company” and a “foreign private issuer”, each as defined under the U.S. federal securities laws and, as such, we may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer”.

GEM Capital Luxembourg, société à responsabilité limitée, ABUBILLA-4, S.L. and Mr. Rafael Guardans Cambo together beneficially own 68.2% of the voting power of our issued and outstanding voting securities as of the date of this prospectus and upon completion of this offering, respectively, and we will be a “controlled company” within the meaning of the listing rules of NYSE American. As such, we may rely on the exemptions available to controlled companies from certain corporate governance requirements of NYSE American. GEM Capital Luxembourg and ABUBILLA-4, are represented by Mr. Gregorio Esteban Martínez and Mr. José Antonio Fernández Gallar, respectively, each a director of the company. See “Prospectus Summary – Implications of Being a Controlled Company”, “Management” and “Principal Shareholders”.

Investing in the ADSs is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of information that should be considered before making a decision to purchase ADSs.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs have not been and will not be registered with any Spanish authority and may not be offered or sold publicly in Spain. The ADSs may be offered or sold in Spain, on a private placement basis, to investors that qualify as institutional or accredited investors pursuant to Securities Markets and Investment Services Law and regulations thereunder. The ordinary shares represented by the ADSs have been registered with the relevant Spanish authority (BME Growth). Registration of the ordinary shares with such authority does not imply any certification as to the investment quality of the ordinary shares represented by ADSs offered pursuant to this prospectus or our solvency or the accuracy or completeness of the information contained herein and does not ratify or validate any actions or omissions, if any, undertaken in contravention of applicable law. The information set forth in this prospectus or in any other related materials is our sole and has not been reviewed or authorized by any Spanish authority.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to issue a warrant or warrants to the representative of the underwriters exercisable in the aggregate for up to such number of ADSs equal to 5% of the number of ADSs sold in this offering (the “Representative’s Warrants”), to reimburse the underwriters for certain expenses and to provide the representative a non-accountable expense allowance equal to 1% of the gross proceeds of this offering, payable at the closing of the offering. See “Underwriting” for additional information regarding underwriters’ compensation.

We have granted to the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to an additional              ADSs, at the public offering price less underwriting discounts and commissions, solely to cover over-allotments, if any.

The underwriters expect to deliver the ADSs to purchasers on or about             , 2026.

ThinkEquity

The date of this prospectus is       , 2026

i

ABOUT THIS PROSPECTUS

This prospectus has been prepared by us solely for use in connection with the proposed offering of ADSs representing our ordinary shares in the United States and, to the extent described below, elsewhere. We have not authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. We neither take any responsibility for nor can provide any assurance about the reliability of, any information that others may give you. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus. Our business, financial condition, results of operations, future growth prospects and other information in this prospectus may have changed since that date.

This prospectus is not an offer to sell and it is not a solicitation of an offer to buy securities in any jurisdiction in which the offer, sale or exchange is not permitted. The distribution of this prospectus and the offer or sale of the securities offered hereby in certain jurisdictions is restricted by law. This prospectus may not be used for, or in connection with, and does not constitute, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstance in which such an offer or solicitation is not authorized or is unlawful. Recipients must not distribute this prospectus into jurisdictions where such distribution would be unlawful.

In this prospectus, we use the terms “Santa Ana” and “Company” to refer to Santa Ana Global Enterprises, S.A. Unless otherwise indicated or the context otherwise requires, the terms “we,” “our,” “ours,” “us” or similar terms refer to Santa Ana and its subsidiaries.

GLOSSARY OF CERTAIN TERMS AND DEFINITIONS

Set forth below is a glossary of certain industry and other terms used in this prospectus:

“Americas” means North America, Latin America and the Caribbean.

“Developments” means any type of project build.

“Microcities” means gated communities at large scale.

“EBITDA” means earnings before interest, taxes, depreciation, and amortization.

“Adjusted EBITDA” means EBITDA, as adjusted to exclude certain non-recurring or non-cash items.

“NOI” means net operating income, calculated as rental revenue minus property operating expenses.

“Adjusted NOI” means NOI, as adjusted to reflect normalized operations and exclude non-recurring items.

“FFO” means Funds from Operations, calculated as net income plus depreciation and amortization, and excluding gains or losses on property sales.

“Net Debt to Adjusted EBITDA” means net debt divided by Adjusted EBITDA, used to measure leverage.

“Net Debt to Total Assets” means net debt divided by total assets, used to assess overall leverage.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

This prospectus includes our audited consolidated financial statements as of and for the year ended December 31, 2024, together with the related notes thereto (our “audited consolidated financial statements”). Collectively, these are referred to as our “financial statements”. The financial information in this prospectus has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). This prospectus does not include a reconciliation from IFRS to U.S. GAAP. You should consult your own professional advisors for an understanding of the differences between IFRS and U.S. GAAP, and how those differences might affect the financial information included in this prospectus. Per share amounts are presented based on the weighted average number of ordinary shares outstanding. For more information, see Note to our audited consolidated financial statements.

Appraisals

We use external appraisers to determine the fair value of our assets. Such appraisers use different valuation methodologies (including discounted cash flow analysis, replacement cost and income capitalization analysis) that include assumptions that are not directly observable in the market (such as discount and terminal rates, inflation rates, absorption periods and leasing commissions) to determine a projected NOI and the market value of our lands. The valuations are carried out annually. The main valuation method used by the external appraisers is the discounted cash flow analysis for properties and market value to determine the value of our assets. The financial statements included in this prospectus contain a detailed description of the valuation of our properties.

The management believes that the independent appraisal process and the chosen valuation methodologies as well as the assumptions used under such methodologies are appropriate for determining the fair value of the type of asset we own. For more information about the procedures that we perform to validate the independent appraisals, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates-Valuation of Investment Property.”

Special Note Regarding Non-IFRS Financial Measures and Other Measures

Non-IFRS financial measures do not follow generally accepted accounting principles and, as such, do not follow IFRS. In this prospectus, we report our Adjusted EBITDA, NOI, Adjusted NOI, FFO, Santa Ana FFO, Net Debt to Adjusted EBITDA and Net Debt to Total Assets. These non-IFRS measures, however, do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or liquidity in making an investment decision.

We calculate Adjusted EBITDA (adjusted earnings before income taxes, depreciation and amortization) as the sum of profit for the period adjusted by (a) total income tax expense (b) interest income, (c) other income-net, (d) finance costs, (e) exchange gain (loss) - net, (f) gain on revaluation of investment property during the relevant period. We calculate NOI (net operating income) as the sum of Adjusted EBITDA plus general and administrative expenses, during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties.

Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.

NOI and Adjusted NOI are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.

Funds from operations (“FFO”) is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate “Santa Ana FFO” as the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income - net, interest income, total income tax expense, depreciation and long- term incentive plan and equity plus.

We believe that Santa Ana FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Santa Ana FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Santa Ana FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe that the usefulness of Santa Ana FFO as a measure of performance may be limited.

Our computation of FFO and Santa Ana FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Santa Ana FFO should not be considered as a substitute for net profit for the period attributable to our ordinary shareholders.

We compute FFO and Santa Ana FFO per share amounts using the weighted average number of ordinary shares outstanding during the relevant period. For more information, see Note 11.5 to our audited consolidated financial statements.

Net Debt to Adjusted EBITDA represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) Adjusted EBITDA. Our management believes that this ratio is useful because it provides investors with information on our ability to repay debt, compared to our performance as measured using Adjusted EBITDA.

Net Debt to Total Assets represents (i) our gross debt (defined as current portion of long-term debt plus long- term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) total assets. Our management believes that this ratio is useful because it shows the degree in which net debt has been used to finance our assets and using this measure investors and analysts can compare the leverage shown by this ratio with that of other companies in the same industry.

Totals in some tables in this prospectus may differ from the sum of individual amounts in those tables due to rounding. In this prospectus, where information is presented in units, thousands, millions or billions of Euros or units, thousands, millions or billions of U.S. dollars, amounts of less than one thousand, one million, or one billion, as the case may be, have been truncated unless otherwise specified. All percentages have been rounded to the nearest percent, one-tenth of one percent or one-hundredth of one percent, as the case may be. In some cases, amounts and percentages presented in tables in this prospectus may not add up due to such rounding adjustments or truncating.

v

CURRENCY AND EXCHANGE RATES

Our reporting currency and functional currency is the euro (“€”), the official currency of member states of the European Union that are part of the euro area. This prospectus contains translations of euros into U.S. dollars (“$”) at specific rates solely for the convenience of the reader.

The following table sets forth, for each period indicated, the high and low exchange rate for euros expressed in U.S. dollars, and the average exchange rate for the periods indicated, rounded to the nearest whole cent. These rates are based on the noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York. Unless otherwise noted, all translations from euros into U.S. dollars in this prospectus were made at the following rates: as of December 31, 2024, at €0.9661 per $1.00 ($1.0351 per €1.00); as of March 31, 2025, at €0.9263 per $1.00 ($1.0796 per €1.00); and as of March 31, 2024, at €0.9267 per $1.00 ($1.0791 per €1.00).

These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in preparation of our financial statements or elsewhere in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. We make no representation that any euro or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or euros, as the case may be, at any particular rate or at all.

Year Ended	Period End	High Rate	Low Rate
2025 (through , 2025)
2024	$1.0351	$1.1184	$1.0351
2023	$1.1062	$1.1237	$1.0453

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Examples of such forward-looking statements include, but are not limited to, the following: (i) statements regarding our results of operations and financial position; (ii) statements of plans, objectives or goals, including those related to our operations and to our pipeline of potential developments and acquisitions; and (iii) statements of assumptions underlying such statements. Words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution investors that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed or implied in such forward-looking statements, including the following factors:

●	our business and strategy of investing in real estate developments, which may subject us to risks of the sector in which we operate but uncommon to other companies that invest primarily in a broader range of real estate assets;

●	our ability to maintain or increase purchase prices in our real estate developments;

●	our ability to comply with the timings envisaged for pre-sales, sales and renting of units in our real estate developments;

●	our ability to maintain or increase our rental rates and occupancy rates;

●	the performance and financial condition of our tenants;

●	our expectations regarding income, expenses, sales, operations and profitability;

●	our ability to successfully expand into new markets in Latin America;

●	our ability to successfully engage in property development;

●	our ability to lease or sell any of our properties;

●	our ability to successfully acquire land or properties to be able to execute on our accelerated growth strategy; the competition within our industry and markets in which we operate;

●	economic trends in the industries or the markets in which our customers operate;

●	higher interest rates, increased leasing costs, increased construction costs, distressed supply chains for construction materials, increased maintenance costs, all of which could increase our costs and limit our ability to acquire or develop additional real estate assets;

●	the terms of laws and government regulations that affect us, and interpretations of those laws and regulations, including changes in tax laws and regulations and changes in environmental, real estate and zoning laws;

●	supply of utilities, mainly electricity and water, and general availability to support operations in our developments;

●	economic, political and social developments in the Americas, including political instability, currency devaluation, inflation, and unemployment;

●	the performance of the Americas and the global economy; limitations on our access to sources of financing on competitive terms;

●	changes in capital markets that might affect the investment policies or attitude in Spain or regarding securities issued by Spanish companies;

●	our ability to execute our corporate strategies; a negative change in our public image;

●	epidemics, catastrophes or any other force majeure event, as well as insecurity and other events that might affect the regional or national consumption;

●	the loss of key executives or personnel;

●	restrictions on foreign currency convertibility and remittance outside Spain;

●	changes in exchange rates, market interest rates or the rate of inflation;

●	possible disruptions to commercial activities that could affect our developments, including criminal activity relating to drug trafficking, terrorist activities, and armed conflicts;

●	deterioration of labor relations with third-party contractors, changes in labor costs and labor difficulties, comprising changes to labor and social laws;

●	Increase of the cost of supplies of any kind, especially during the construction phase of our real estate developments;

●	the prices of our ordinary shares or ADSs may be volatile or may decline regardless of our operational;

●	other risk factors included under “Risk Factors” in this prospectus.

Should one or more of these factors or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, forecast or intended.

You should read the sections of this prospectus entitled “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Industry and Regulatory Overview” and “Business” for a more complete discussion of the factors that could affect our future performance and the markets and industry sectors in which we operate.

In light of these risks, uncertainties and assumptions, the forward-looking statements described in this prospectus may not occur. These forward-looking statements speak only as to the date of this prospectus and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information or future events or developments. Additional factors affecting our business emerge from time to time and it is not possible for us to predict all of these factors, nor can we assess the impact of all such factors on our business or the extent to which any factor, or the combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Although we believe the plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that those plans, intentions or expectations will be achieved. In addition, you should not interpret statements regarding past trends or activities as assurances that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. For these reasons, we caution you to avoid relying on the forward-looking statements described in this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

All of our directors and executive officers named herein are non-residents of the United States and substantially all of the assets of such non-resident persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States or in any other jurisdiction outside of Spain upon those persons or us, or to enforce against them or us in courts of any jurisdiction outside of Spain, judgments predicated upon the laws of any such jurisdiction, including any judgment predicated upon the civil liability provisions of United States federal and state securities laws (which may be different or exceed civil liability provisions prescribed under Spanish law), as a result of their place of residence or location, and the need to satisfy formal requirements (such as letters rogatory forwarded through governmental channels) in order to comply with due process under Spanish law. There is doubt as to the enforceability in Spanish courts, in original actions or in actions for enforcement of judgments obtained in courts of jurisdictions outside Spanish, of civil liabilities arising under the laws of any jurisdiction outside Spanish, including any judgment predicated solely upon United States federal or state securities laws.

We have been advised by our Spanish counsel that no treaty is currently in effect between the United States and Spain relating to the reciprocal enforcement of foreign judgments.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and our financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our ordinary shares and ADSs.

Overview

Santa Ana Global Enterprises, S.A. (“SAGE” or “Santa Ana”) was incorporated on March 22, 2024 as a sociedad anónima under Spanish law. Our main business activity is the planning, management, and development of comprehensive urban and real estate projects in Latin America, based on the concept of sustainable microcities, through subsidiaries established in each country, with a strong commitment to environmental sustainability.

We follow a vertical integration business model through five key listed components: 1) land acquisition, 2) infrastructure construction and real estate development, 3) property maintenance, 4) operation of water energy services and other supplies, and 5) management of real estate assets. This comprehensive approach allows us to capture value at each phase of the process, enabling recurring and predictable revenue upon completion of each development phase, as services and utilities are delivered.

Our main focus is the construction of primary residences for the growing Latin American middle class. However, we have also identified strong opportunities in the second home market, which has become our complementary focus. This segment will be developed strategically, taking into account the needs of the sector, the specific location of each project, and the market demand in each area, opening the door to tourism and leisure developments. Furthermore, this diversification allows us to seize new opportunities while staying aligned with our primary goal, addressing the two main needs of the Latin American middle class: access to quality housing that meets their needs, and the possibility of acquiring a second home, mainly in vacation destinations.

The expansion of the middle class in Latin America has intensified the demand for adequate housing, revealing a persistent and multifaceted housing deficit across the region. According to CAF – Development Bank of Latin America and the Caribbean (CAF - Banco de Desarrollo de América Latina y el Caribe), the quantitative housing deficit-referring to the shortage of housing units-affects over 23 million people, predominantly in urban areas where housing demand outpaces supply. Simultaneously, the qualitative housing deficit, which encompasses dwellings with inadequate construction materials, lack of access to essential services, or location in high-risk zones, impacts more than 46 million individuals.

While the core strategy remains centered on serving the middle class, we recognize that each country, and each region within those countries, presents unique characteristics and value drivers. For this reason, we conduct in-depth analyses to understand and evaluate the most effective value proposition in each case. This localized approach ensures that every project – whether a primary residence or a second home-maximizes its potential and aligns with both market demand and strategic company goals.

Through our wholly owned subsidiaries, we are currently developing three microcities in Chile, Panama, and Colombia, adapting the property typology to the specific needs of each market. Our portfolio currently consists of a land bank of 3,874,000 million square feet (360,000 square meters), with total projected sales of €4,000 million. Our projects are located in strategic areas for urban development on the outskirts of Santiago de Chile, Panama City, and Cartagena de Indias.

We plan to continue our expansion in Latin America, with the goal of bringing our business model to new markets in the future and creating value for our shareholders. To achieve this, we will focus on forming strategic alliances and identifying opportunities in various market niches that facilitate our entry into new countries. These expansion plans are centered on establishing strong connections with local partners and attracting clients in key sectors, leveraging our experience in vertical integration.

1

Investment Policy

Our investment policy focuses on the following:

●	Type of Asset: Land suitable for the development of planned communities, aligning with the product strategy and latent demand in areas of interest.

●	Location: Suburban areas of Latin American cities, with future expansions planned in Costa Rica, the Dominican Republic, and Mexico.

●	Material Suppliers: Selection of local and international suppliers that align with our quality and control policies.

●	Leverage Criteria: We seek to optimize its leverage structure to maximize investor returns. The leverage ratio should not exceed 60%, calculated as the total value of net debt divided by the total value of the company.

●	Quality Standards: Real estate development projects will be carried out according to the highest quality standards, substantially exceeding current regulations, to achieve environmentally efficient, smart, and self-sustaining urban developments and buildings. This will result in improved maintenance and operating costs, fostering customer loyalty, and generate a brand associated with high-quality products and services.

●	Final Customer Profile: Middle to upper-middle income groups with aspirational motivations.

Strategy

We have crafted a strategy with the goal of positioning ourselves as leaders in infrastructure development and community construction in Latin America for the growing middle class. This strategy includes developing legally independent project vehicles responsible for carrying out real estate development projects in specific market niches, fully integrating the value chain to optimize each stage of the construction business, and business and monetizing its know-how by taking on integral roles in project management.

To achieve these goals, our strategy is based on fundamental pillars such as Corporate Social Responsibility, Human Talent Development, and Research, Development, and Innovation (“RD&I”), which guide our actions and strategic decisions. These key points include:

●	Specialization in niche markets for infrastructure and construction projects.

●	Vertical integration of processes and teams to ensure project quality.

●	Generation of strategic synergies.

●	Quality control in processes, execution, and supplies.

●	Development of sustainable and self-sufficient projects.

●	Focus on projects aimed at meeting aspirational demand.

The vertical integration of processes encompasses all stages involved in project development in advance, from design, management, and monitoring, enabling medium- and long-term integration under a unified directive. This includes the acquisition and adaptation of land, ensuring legal security, social and environmental responsibility; ownership and construction of infrastructure with a focus on quality and innovation; real estate development accompanied by parallel monitoring during construction; maintenance, operation, and management of water and energy resources optimized through demand and supply analysis, as well as the use of appropriate and innovative technologies tailored to the needs related to each area; and, finally, the management of real estate assets resulting from the project.

These key points facilitate value creation within a framework encompassing various areas of specialization and market strategies. We integrate these elements into three fundamental drivers that shape an exponential growth strategy, considering both market demand and environmental requirements for the decarbonization of cities and the construction sector.

2

In this context, the expansion strategy encompasses:

●	An optimal financial risk control: A risk management strategy directed and implemented by an experienced management team.

●	Comprehensive project management: Project development from land acquisition to the construction and management of the micro-city in high-potential urban growth areas.

●	Vertically integrated model: Maximization and diversification of income streams. The company generates one-time revenue through home sales and recurring, predictable income through commercial/hotel developments and the management of basic service supplies.

●	Attraction of clients from various niches: Middle-class clients seeking first homes and customers looking for second or vacation homes in priority home development locations.

●	Strategic alliances: Hotel and commercial agreements with internationally recognized companies.

Our Key Competitive Strengths

In general terms, the focus on building microcities with quality housing for the growing local middle class provides us with a strong position, addressing a critical need: the housing deficit in the region. Furthermore, the commitment to integrating technological solutions for the energy transition and water management in the development and operation of microcities highlights the ability to offer a livable environment that promotes environmental sustainability and energy efficiency, contributing to the decarbonization of the sector.

We believe that our main competitive advantages are as follows:

●	Management Team. The executive team brings deep expertise across real estate development, infrastructure, capital markets, and operations, with a strong focus on Latin America. Collectively, they have led the planning, financing, and execution of large-scale projects across the region, navigating complex regulatory environments and delivering sustainable urban developments. Their backgrounds include senior roles in construction companies, investment banking and real estate operations, with a track record of capital formation and long-term asset management for more than 30 years. The regional knowledge of the team and commitment to ESG principles position the company to deliver high impact solutions.

Mr. José Antonio Fernández – President and Founder: Former CEO and Vice President of OHLA (IBEX 35) and CEO of Inmobiliaria Espacio, with extensive experience leading major infrastructure and real estate projects in Spain and Latin America.

Mr. Gregorio Esteban – Vice President and Founder: Brings strong exposure to the real estate sector in Spain and Latin America, with expertise in investment management, financial strategy, and capital markets.

Mr. Jaime Garbisu – Chief Executive Officer and Founder: Former General Manager of INVIVA Group and CFO at major construction developers, contributing expertise in financial planning, operational efficiency, and international real estate investment. Solid background in financial and administrative management of real estate and commercial companies.

●	Market Size. The real estate investment market in Latin America is expected to grow from $687.7 billion in 2024 to $1,278.8 billion by 2033, with an annual compounded growth rate of 6.4% during this period[1]. Considering the company’s focus on the Latin American region and its expansion plans to other countries beyond its current presence, we are in a favorable position to capitalize on the growth of the real estate market in the next 5 years.

[1]	Source: Latin America Real Estate Investment Market Size, Share, Trends and Forecast by Property Type, Distribution Channel, Purpose, and Country, 2025-2033, https://www.imarcgroup.com/latin-america-real-estate-investment-market

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●	Cutting-Edge Technologies. Optimization and process improvement in the construction ecosystem through innovative technologies. We aim to optimize and improve the construction supply chain processes through innovative technologies. These might include the use of Building Information Modeling (“BIM”) for accurate planning and coordination, drones and 3D scanning for real-time site monitoring, and Internet of Things (“IoT”) sensors for asset tracking and predictive maintenance. Additionally, modular and prefabricated construction methods reduce on-site labor and material waste, while project management platforms powered by AI and data analytics improve scheduling, budgeting, and resource allocation. Integrating such technologies into construction increases operational efficiency, reduces costs and execution time, which translates into more profitable projects that are attractive to clients with a controlled environmental impact.

●	Strategic Alliances. We maintain national and international partnerships with industry leaders, strategic consultants, specialized contractors, local partners, and key suppliers to access cutting-edge expertise and strengthen our competitive position. Drawing on our experience working with regional builders, developers, and material suppliers (such as globally recognized hotel chains as Marriott International, and service suppliers as Colliers International), we actively collaborate across markets to incorporate strategic knowledge that enhances project performance. These relationships enable us to leverage synergies, mitigate and reduce execution risks, and access critical markets, capabilities, and technologies that contribute to the efficiency, sustainability, and long-term success of our developments. These alliances are an integral part of our growth strategy, as they increase the attractiveness of our developments in competitive markets.

●	Cost Reduction. The construction of environmentally efficient buildings leads to significant savings in maintenance costs. During the project design and construction process, we pay special attention to energy and environmental efficiency, which helps reduce energy consumption costs without compromising profitability.

●	Innovative Product. We aim to create microcities with high-quality, new, and environmentally efficient real communities, which are scarce in Latin American cities.

●	Leadership Position. We stand out as the first public European company to develop microcities in Latin America with a clear emphasis on sustainable microcities. This positioning reflects a strategy designed to combine European sustainability standards and design practices with an understanding of local market dynamics and regulatory environments. While we do not have the same scale as larger multinational developers or local conglomerates, our approach allows us to participate in specialized projects in various countries, which value sustainable design and integrated project management. We believe the management team’s professional background and reputation allows it to stand out in a highly competitive market, which helps facilitate relationships with investors, partners and customers who value both experience and sustainable innovation, and contributes to positioning the Company within its market segment.

●	Construction as a Core Business. Technical advancement is essential for developing sustainable competitive advantages. The goal is to expand the business cycle whenever it benefits both clients and our profitability.

●	Predictable Cash Flows. Business models with high and predictable cash generation over time due to the 70% presales advanced payments, which ensures financial stability, facilitates long-term planning, and builds trust among investors and strategic partners, resulting in an advantage when planning and executing projects.

●	Favorable Economic Environment. Currently, we are in an advantageous position due to a series of favorable circumstances for our business model in the countries with ongoing projects, such as the following:

○	Favorable evolution of interest rates.

○	Positive evolution of the real estate market.

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○	Increasing qualitative and quantitative housing deficit representing one of the most urgent structural challenges, as reported by Bloomberg Live (https://www.bloomberglinea.com/2023/12/04/deficit-de-
vivienda-en-latam-corregir-el-rumbo-impulsaria-la-economia-regional/):

-	There is a quantitative deficit of approximately $23 million homes. his shortage is particularly acute in urban areas, where accelerated population growth and migration from rural zones have created a demand that far exceeds the current housing supply.

-	The qualitative deficit is reflected in the lack of habitability of the homes available, which affects nearly 46 million people living in precarious conditions, with many lacking water and sanitation.

●	Value Creation. Our business model creates value for shareholders from the acquisition of land, urbanization, and licensing to the construction of buildings, generating profits from the value created throughout the real estate chain (development/construction of the property). Once construction is completed, we generate income from both the sale of the properties and the management of the microcity, providing basic services such as electricity, water, and others. This approach aims to generate long-term recurring income and ensure the quality of life of residents, reinforcing sustainability and the value of investments.

●	Property typology: We focus on the development of residential complexes that include both primary and secondary residences, complemented by commercial areas and recreational or sports facilities. This diversified property typology allows us to target a broader base of potential buyers and investors, both domestic and international, depending on the location and specific characteristics of each project. By adapting product offerings to the local demand profile and market dynamics, the Company seeks to enhance project absorption rates and reduce exposure to fluctuations in a single market segment. For further details, see the Market section.

This combination of geographical risk and typological diversification allows us to rely on more than one market or type of development, strengthening our position against competitors who may be more focused on a single area.

Results of operations

We commenced operations in March 2024. As 2024 was our first year of operations, there is no comparative data.

The following table presents a summary of our real estate projects under development as of # December 31, 2024:

Country	Project
Colombia	Laguna Grande Project
Chile	Lipangue Project
Panama	Panama Norte Project (Brisas)

Summary Risk Factors

Risks Related to Our Business Model

Despite the experience of our management team, our business model in real estate development inherently involves commercial and construction risks. Commercial risk arises from the difficulty of assessing, assuming, and managing uncertainties due to the lack of market information in the real estate sector, as well as the possibility that a specific project may not succeed in terms of sales. On the other hand, construction risks, such as cost overruns, delays, and other contingencies during the execution of works, are linked to the technical complexity of the projects and the experience of the execution team. Both types of risks could pose significant challenges for us in the successful implementation of its real estate projects, potentially impacting the final outcome of their execution.

We have implemented and continues to implement comprehensive market studies prior to each project, ensuring that decisions are based on accurate and up-to-date information, thereby minimizing potential uncertainty in sales. Additionally, we maintain strategic partnerships with trusted suppliers and contractors, coupled with rigorous cost and schedule controls at each stage of construction. These measures allow us to strategically plan for potential risks of cost overruns and delays. The team’s technical expertise and capacity also support efficient management tailored to the needs of each project.

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Risks Related to Social Instability and Economic Emergency Situations

The Company is exposed to systemic risks affecting the economic environment of the countries in which it operates in Latin America. These risks inherently include, but are not limited to, changes in the political stability of these countries, regulatory changes in the financial system, and potential judicial rulings impacting the sector, and unforeseeable events beyond the control of credit institutions, which can significantly and negatively affect the financial system and, consequently, the Company’s operations.

Risks Related to the Company’s Recent Incorporation

Given that the Company has a short trajectory, it may face a series of challenges that, if not properly managed, could result in adverse effects. This may cause some investors and partners perceive a higher level of risk, as the Company does not yet have a consolidated operating history, tested financial control systems, or established compliance practices. Since these elements have not been tested, there is a potential for increased operational failures or regulatory non-compliance risks.

Vulnerability to Exchange Rate Fluctuations

Our projects are located in different countries, each with a different currency. This exposes us to the risk of significant foreign currency risks. Fluctuations in exchange rates could affect the value of assets and liabilities in foreign currencies when consolidating the financial statements, potentially creating volatility in reported financial results. Additionally, profits could be similarly impacted, leading to a decrease in the potential earnings generated.

Risks Arising from the Hiring of Suppliers and Subcontracting of Services Related to Project Development

Real estate development activity depends on external factors derived from the timely and proper completion of contracted works, subcontracted professionals, and third parties.

Under certain circumstances, the professionals and subcontractors may fail to meet their commitments, thus delaying deliveries. This could lead the company into financial difficulties, hindering the timely execution of projects, which would require the company to allocate additional resources, thus altering the expected profitability rates. Additionally, these delays could result in potential buyers who have signed contracts making claims for damages or penalties. All of this could have an adverse impact on the activities, results, and financial situation of the company.

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In order to mitigate the aforementioned risks, we conduct a selection and evaluation process for suppliers and subcontractors with a solid reputation in the region and proven experience in similar projects, reviewing references, certifications, and compliance with standards. This is followed by continuous monitoring and control. Furthermore, they implement a supervision and control system to verify that the work completed and materials delivered meet the quality standards and deadlines established.

Risks Resulting from Potential Delays in Obtaining Licenses, Permits, and Authorizations

Our business model depends upon obtaining the necessary licenses, permits, and authorizations for our operations. Any delay poses a significant risk to real estate development, as it can severely affect the feasibility and timelines of projects.

On some occasions, these delays may be caused by inefficiencies from authorities, errors and inconsistencies in the documentation, or the complexity of the regulatory framework itself. As a result, this could negatively impact on the feasibility of the projects, causing delays in construction, loss of market opportunities, and increases in costs, which would harm the company’s reputation.

Delays can alter the expected date for asset sales, potentially leading buyers to file claims for damages against the company, which could result in penalties, and similarly, negatively impact on the expected return rates.

To plan for and mitigate these risks, we conduct advanced planning through a preliminary study of regulations and required documentation, along with proactive management of relationships with local authorities.

Dependence of the Company on the Management Team

The company’s activities depend on the experience, judgment, and performance of its management team. More specifically, it relies on their judgment, experience, and skill in identifying, selecting, negotiating, executing, and managing appropriate investments. The success of the investment strategy will depend on the management team’s ability to build a portfolio of assets that generates attractive returns by properly managing the sale of assets.

In this regard, we can provide no assurance our management team will successfully meet the objectives set out in its business plan. Any error in judgment, whether partial or total, could negatively affect the company’s results and financial position.

Risks Related to the Agreement with LDA Capital

On September 13, 2024, we signed a share subscription agreement (“SSA”) with LDA Capital Limited (“LDA”) aiming at providing flexible capital-based financing up to €20 million, through the subscription of ordinary shares of the company by LDA Capital upon our request and under the conditions agreed in the subscription line. This agreement represents a strategic opportunity for our growth; however, it also entails specific risks that have been carefully assessed to safeguard us and our shareholders.

The main risks identified include the following: non-compliance by LDA Capital with its obligations regarding capital calls and the associated risks this non-compliance could pose to the Company’s strategy, reputational risks, and potential impacts on the market stability of Santa Ana’s stock price. Nonetheless, the signed agreement includes robust clauses to mitigate these risks and protect us and our investors. These clauses include controls on sales price and volumes, mechanisms for early termination, damage compensation, and specific procedures for dispute resolution. Additionally, provisions have been established to ensure regulatory compliance by LDA Capital and to prevent any interference with market operations.

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Risks Related to the ADSs

●	The price of the ADSs or ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs or ordinary shares at or above the offering price.

●	You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market may not develop.

●	The relative volatility and illiquidity of the Spanish securities markets may substantially limit your ability to sell the ordinary shares underlying the ADSs at the price and time you desire.

●	Sales of the ADSs or ordinary shares by our founders, directors or officers, or the perception that these sales may occur may cause our share price to decline.

●	We are subject to different disclosure and accounting standards than companies in other countries. If we issue or sell additional equity securities in the future, we may suffer dilution and the trading prices for our securities may decline. As a foreign private issuer and an “emerging growth company” (each as defined in the U.S. federal securities laws), we have different disclosure and other requirements than U.S. registrants and non-emerging growth companies.

●	We may lose our foreign private issuer status, which would then require us to comply with the domestic reporting regime of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and cause us to incur additional legal, accounting and other expenses.

Implications of Being a Controlled Company

Upon the completion of this offering, we will be a “controlled company” within the meaning of the listing rules of NYSE American because GEM Capital Luxembourg, société à responsabilité limitée, ABUBILLA-4, S.L. and Mr. Rafael Guardans Cambó together beneficially own 68.2% and % of the voting power of our issued and outstanding voting securities as of the date of this prospectus and upon completion of this offering, respectively. GEM Capital Luxembourg and ABUBILLA-4, are represented by Mr. Gregorio Esteban Martínez and Mr. José Antonio Fernández Gallar, respectively, each a director of the company. Therefore, we may rely on the exemptions available to controlled companies from certain corporate governance requirements of NYSE American. As a result, you will not have the same protections afforded to shareholders of companies that are subject to these corporate governance requirements.

Implications of Being a Foreign Private Issuer

We are a “foreign private issuer” as defined in the U.S. federal securities laws. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations. In addition, our officers, directors, and principal shareholders are exempt from the “short swing” profit recovery provisions of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. However, Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Directors and officers will remain exempt from the short swing profit rules of Section 16 of the Exchange Act.

Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission (“SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

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Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the U.S. federal securities laws and we will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1.235 billion (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act. Therefore, we expect to continue to be an emerging growth company for the foreseeable future.

An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure in this prospectus;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	exemption from mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements (auditor discussion and analysis).

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

Corporate Information

Santa Ana Global Enterprises, S.A. was incorporated on March 22, 2024 as a sociedad anónima under Spanish law. It is the group holding company whose main activities through its subsidiaries are the planning, management, and development of comprehensive urban and real estate projects in Latin America, based on the concept of sustainable microcities, through subsidiaries established in each country.

Our principal executive offices are located at Calle Castelló 32, Primero derecha, C.P. 28001 Madrid, Spain, and our telephone number at that address is +34 915 131405. Our website address is www.santaana.global. The information contained on our website and available through our website is not incorporated by reference into and should not be considered a part of this prospectus, and the reference to our website in this prospectus is an inactive textual reference only. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168.

9

The Offering

Issuer:	Santa Ana Global Enterprises, S.A.

Securities being offered:	We are offering American Depositary Shares, each representing of our ordinary shares, nominal value € 0.01 per share.

Public offering price:	We anticipate that the initial public offering price per ADS will be between $ and $ .

American Depositary Shares:	Each ADS represents ordinary shares. As a holder of ADSs, we will not treat you as one of our shareholders. The depositary, through its custodian, will be the holder of the ordinary shares underlying the ADSs, and you will have the rights of a holder of ADSs as provided in the deposit agreement among us, the depositary and owners and holders of ADSs from time to time. To better understand the terms of the ADSs, see “Description of American Depositary Shares”. We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Ordinary shares outstanding immediately prior to the offering: (1)	6,521,073 shares.

Ordinary shares outstanding immediately after to the offering: (2)	shares.

Use of proceeds:	We estimate that the net proceeds that we will receive in the offering will be approximately $ million, after deducting underwriting commissions and estimated offering expenses payable by us, assuming no exercise by the underwriters of their over-allotment option. We intend to use the net proceeds of the offering to fund our growth strategy including the acquisition and development of microcities and related infrastructure investments. See “Use of Proceeds”.

Dividends:	We do not currently pay dividends, as we prioritize reinvestment to support our long-term development. See “Dividends and Dividend Policy”.

Depositary:	The Bank of New York Mellon.

Lock-Up Agreements:

All of our directors and officers and holders of 10% or more of our ordinary shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 180 days after the effective date of this offering.

We have agreed that, for a period of six months from the date of this prospectus, we will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (b) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (c) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (a), (b), (c) or (d) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

We have also agreed that, for a period of twelve (12) months from the closing of the offering, we will not directly or indirectly offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company in any “at-the-market”, continuous equity or variable rate transaction, without the prior written consent of the representative of the underwriters.

See “Ordinary Shares and ADSs Eligible for Future Sale” and “Underwriting”.

Proposed NYSE American Symbol:	STNF.

The number of ordinary shares to be outstanding after this offering is based on 6,521,073 ordinary shares outstanding as of the date of this prospectus, and excludes:

●	up to ordinary shares represented by ADSs issuable pursuant to the underwriters’ over-allotment option;

●	ordinary shares issuable upon exercise of the representative’s warrants to purchase up to ordinary shares represented by ADSs at an exercise price per share equal to 125% of the initial public offering price per ADS, or $ , based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, that will be issued to the representative of the underwriters in connection with this offering; and

●	ordinary shares reserved for future grants under our [ ] Stock Incentive Plan.

Unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

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Summary Consolidated Financial Data

We prepare our financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial data set forth below has been derived from our unaudited consolidated financial statements as of and for the six months ended June 30, 2025 and 2024 and from our audited consolidated financial statements as of and for the fiscal year ended December 31, 2024, included elsewhere in this prospectus.

You should read the following summary consolidated financial data together with our consolidated financial statements and the notes thereto included elsewhere in this prospectus and with the information set forth in the section entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Presentation of Financial Information”.

Historical results for any prior period are not necessarily indicative of results expected in any future period.

Summary Consolidated Statements of Income Data:

	From Inception Date as of March 22, 2024 through December 31,
	2024	2024
(In thousands)	€	$
Revenue:
Selling, general and administrative expenses	(747)	(807)
Salaries and other costs of employees	(99)	(107)
Operating loss	(846)	(914)
Other income and expenses
Changes in fair value of investment property	9,605	10,382
Exchange gain – net	8	9
Profit/(losses) for the period	8,767	9,476
Income Tax Expense
Income tax expense	(2,401)	(2,595)
Net profit	6,366	6,881

Weighted average shares outstanding
Basic	2,225,880	2,225,880
Diluted	2,225,880	2,225,880
Per share
Basic earnings per share (in units)	2.86	3.09
Diluted earnings per share (in units)	2.86	3.09

*	Exchange rates used for convenience translations were obtained from the foreign exchange rates published by the Federal Reserve Bank of New York.

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Summary Consolidated Balance Sheet Data:

	For the year ended December 31,
	2024	2024
(In thousands)	€	$
Assets
Current assets:
Cash	261	270
Developments under construction	598	619
Prepaid expenses	416	431
Public treasury receivable	88	91
Total current assets	1,363	1,411
Non-current assets:
Investment property - land	10,793	11,170
Office furniture – net	5	5
Guarantee deposits made, restricted cash and others	8	8
Total non-current assets	10,806	11,183
Total assets	12,169	12,594

Liabilities and stockholders’ equity
Current liabilities:
Other financial liabilities	405	419
Debt with financial institutions	7	8
Accounts payable	17	18
Other payables	368	381
Accounts payable	30	31
Total current liabilities	827	857
Non-current liabilities:
Liability to land contributors	1,187	1,229
Other non-current financial liabilities	-	-
Deferred income tax	2,401	2,485
Total non-current liabilities	3,588	3,714
Total liabilities	4,415	4,571
Stockholders’ equity:
Share capital	65	67
Additional paid-in-capital	1,272	1,317
Accumulated other comprehensive income (loss)	52	54
Retained earnings	6,366	6,589
Share-based payments reserve	(2)	(2)
Total stockholders’ equity	7,754	8,025
Total liabilities and stockholders’ equity	12,169	12,596

*	Exchange rates used for convenience translations were obtained from the foreign exchange rates published by the Federal Reserve Board

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Reconciliation of FFO and Santa Ana FFO

The table below sets forth a reconciliation of FFO and Santa Ana FFO to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. See “Presentation of Financial Information – Special Note Regarding Non-IFRS Financial Measures and Other Measures”.

We compute FFO and Santa Ana FFO per share amounts using the weighted average number of ordinary shares outstanding during the relevant period. For more information, see note to our audited consolidated financial statements.

	For the year ended December 31,
	2024	2024	2024 (per share)	2024 (per share)
(In thousands)	€	$	€	$
Profit for the period	6,366	6,881	2.3670	2.5585
(-) Gain on sale of stock	-	-	-	-
(-) Gain on revaluation of stock	9,605	10,382	3.5714	3.8603
FFO	(3,239)	(3,501)	(1.2043)	(1.3081)
(-) Exchange gain (loss) – net	8	9	0.0030	0.0033
(-) Other income – net(1)	-	-	-	-
(-) Interest income	-	-	-	-
(+) Total income tax expense	2,401	2,595	0.8928	0.9649
(+) Depreciation	-	-	-	-
(+) Long-term incentive plan and Equity plus	-	-	-	-
Santa Ana FFO	(846)	(914)	(0.3146)	(0.3398)

*	Exchange rates used for convenience translations were obtained from the foreign exchange rates published by the Federal Reserve Bank of New York.

Ratio Data
	For the year ended December 31,
	2024
(In thousands)	€	$
Net Debt to Total Assets(1)	0.1	0.1
Net Debt to Adjusted EBITDA(2)	(2.95)	(2.95)

*	Exchange rates used for convenience translations were obtained from the foreign exchange rates published by the Federal Reserve Bank of New York.

(1)	Net Debt to Total Assets represents (i) our gross debt (defined as current portion of long-term debt plus short-term debt) less cash and cash equivalents divided by (ii) total assets. We believe that this ratio is useful because it shows the degree in which net debt has been used to finance our assets and using this measure investors and analysts can compare the leverage shown by this ratio with that of other companies in the same industry.

(2)	Net Debt to Adjusted EBITDA represents (i) our gross debt (defined as current portion of long-term debt plus short-term debt) less cash and cash equivalents divided by (ii) Adjusted EBITDA. We believe that this ratio is useful because it provides investors with information on our ability to repay debt, compared to our performance as measured using Adjusted EBITDA.

The following table reconciles net debt to total debt (which is comprised of the current portion of long-term debt, long-term debt and direct issuance cost), which are the most directly comparable financial measures calculated in accordance with IFRS:

	For the year ended December 31,
	2024
(In thousands)	€	$
Total debt	2,753	2,850
Short-term debt	2,753	2,850
Long-term debt	-	-
Direct issuance cost	-	-
(-) Cash and cash equivalents	261	271
Net debt	2,492	2,579

*	Exchange rates used for convenience translations were obtained from the foreign exchange rates published by the Federal Reserve Bank of New York.

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RISK FACTORS

An investment in our ordinary shares and the ADSs involves a high degree of risk. You should carefully consider all of the information set forth in this prospectus, including the risks described below before making an investment decision in any of our ordinary shares and the ADSs. Our business, financial condition, results of operations and prospects could be materially and adversely affected by any or several of these risks. The trading price of our ordinary shares and the ADSs could decline as a result of the initial or continuing existence of any of these risks, and you may lose all or part of your investment or be unable to dispose of your ordinary shares or ADSs as a result of a decrease in liquidity.

Operational Risks

Risks Related to the Company’s Business Model

Commercial and construction risks are inherent to Santa Ana’s business model in real estate development. The commercial risk arises from the difficulty of measuring, assuming, and controlling the uncertainty due to the lack of information in the real estate market, as well as the possibility that a specific project may not succeed in terms of sales. On the other hand, construction risks, which include cost overruns, delays, and other issues during project execution, are closely tied to the technical complexity of the work and the experience of the execution team. Both risks can present significant challenges for Santa Ana in the successful implementation of its real estate projects and could affect the final outcome of their execution.

The Company implements thorough market studies prior to each project, ensuring that decisions are based on accurate and up-to-date information, thereby minimizing uncertainty in sales. Additionally, Santa Ana maintains strategic alliances with trusted suppliers and contractors, alongside rigorous cost and timeline control at each stage of construction, mitigating risks of cost overruns and delays. The experience and technical capability of the team also enable efficient management tailored to the specific needs of each project.

Similarly, Santa Ana’s business model is structured to mitigate risks through the use of trusts and other legal structures, such as escrow accounts, to support project development based on the legal context of the country in which it operates. In this regard, the Company ensures that a sufficient percentage of properties are sold in advance before construction begins, with payments securely managed through the trust.

Risks Related to the Recent Establishment of the Company

As we were recently established, we may face a series of challenges that, if not managed properly, could have adverse effects on the entity.

Being a new company, investors and partners are likely to perceive a higher risk, as we do not yet have a consolidated operating history, and financial control, compliance, and governance systems may not have been tested, increasing the risk of operational failures or regulatory non-compliance.

As the Company grows and evolves, operational controls and systems will be updated and adjusted to align with best practices and respond to regulatory changes, thereby promoting long-term sustainability and regulatory compliance.

We are dependent on certain key personnel

We have an executive and administrative team with extensive experience and knowledge in the sector, acquired over years of dedication to the Company and other businesses. These individuals are essential both for the present and, especially, for our future. Therefore, if we fail to retain or motivate this staff, their loss could have a negative effect on the business.

In this regard, we have implemented various strategies aimed at retaining and motivating its management team, including competitive compensation, professional development opportunities, and commercial growth plans to ensure long-term commitment from the team.

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Additionally, a collaborative and positive work environment is promoted. The Company also maintains a strong succession and training process to ensure that critical knowledge and skills are effectively transferred, minimizing the impact of any changes in management. These measures are designed to ensure leadership continuity and operational stability, thus protecting the future of the Company against possible contingencies related to talent management.

Dependence on the Company’s management team

Our activities depend on the experience, judgment, and performance of our management team. More specifically, on their judgment, experience, and ability to identify, select, negotiate, execute, and manage suitable investments. The success of the investment strategy will depend on the management team’s ability to build a portfolio of assets that generates attractive returns by properly managing asset sales.

In this regard, it cannot be guaranteed that the management team will meet the objectives set out in the business plan. Any errors in judgment, whether partial or total, could negatively impact on the results and financial situation of the Company.

We are subject to various commercial risks which can impact the commercial viability of our projects

Commercial risk is directly related to the ability to sell or lease the developed properties within a reasonable time frame and at profitable prices. There are various aspects that can alter the commercial viability of a real estate project:

●	Insufficient Demand: Buyer or tenant preferences can change over time, affecting the demand for certain types of properties. Macroeconomic conditions, such as recessions, high interest rates, or inflation, can directly impact consumers’ purchasing power or their willingness to invest.

●	Competition: The presence of multiple similar projects in the same area can saturate the market and create intense competition, lowering sale or lease prices and extending marketing times. The emergence of new properties in the same category and location can also divert attention from buyers or tenants, complicating the marketing of the project.

●	Risk of Delays: If the project suffers delays in construction and delivery, buyers may become discouraged or even withdraw from the agreement, generating additional costs and loss of projected revenue.

●	Location Risk: Negative changes in the area in which our real estate developments and activities are located, such as deterioration of the surroundings, increased crime, or changes in zoning policies, can reduce demand and the value of our business.

Risks Related to the Real Estate Sector

Risks Related to the Real Estate Sector

We operate through our subsidiaries exclusively in the real estate sector. It is important to note that the construction sector is a cyclical business, as companies, entities, and organizations embarking on projects tend to build infrastructure and facilities, making investments when they hold an optimistic outlook on the general economic environment.

To mitigate the risks inherent to the real estate sector, we adopt a proactive approach to project management and planning. It implements rigorous feasibility studies and market analysis before initiating any development, ensuring that projects are based on accurate data and real demand. We also focus on carefully selecting strategic locations to minimize risks related to local market variability.

Risks Related to the Cyclicality of the Sector

The construction sector is cyclical because companies, entities, and other organizations involved in projects build infrastructure and facilities, investing when they project optimism regarding the general economic context.

If the economies where we operate show positive trends and the economic climate is favorable, business opportunities will increase. However, in times of economic crisis, the construction sector would be significantly affected, as both companies and investors would temporarily halt new projects until favorable economic conditions return that justify and encourage investment in new infrastructure.

The value of real estate assets depends, among other factors, on the supply of existing properties, economic growth, inflation, interest rates, or legislation.

Risk of Inflation Affecting Construction Costs and Returns

Unexpected increases in the cost of materials, labor, and services due to inflation may lead to higher construction costs than initially budgeted, eroding project margins and affecting cash flows.

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The political environment can also have a significant influence on the sector. Fiscal and monetary policies can have either a positive or negative effect, potentially attracting foreign investment, increasing competition, and, therefore, affecting our pricing power and income generation.

Risk of Interest Rate Increases Raising Financing Costs

Higher interest rates may increase the cost of debt financing, reduce buyers’ access to mortgage credit, and negatively impact overall project profitability. This could limit our ability to finance new developments under favorable conditions.

To mitigate the risk associated with the cyclicality of the real estate sector, we implement a series of key strategies. First, we diversify our project portfolio to include developments in various geographic locations, reducing exposure to economic fluctuations specific to a particular area or sector. Additionally, we conduct detailed market analyses and continuously monitors economic and sector trends, allowing it to adjust its strategies and adapt to changing conditions. Finally, we maintain prudent financial planning and rigorous risk management to effectively manage the impacts of market fluctuations on our operations and financial results.

Risk Related to Adverse Changes in Real Estate and Construction Activity

The growth and profitability of our business are dependent upon the future development and dynamism of the real estate and construction sector in the jurisdictions where we operate and plan to expand. The development and execution of new residential, commercial, and mixed-use projects depend on multiple external factors, including the existence of stable and predictable urban planning regulations, governmental policies that promote private investment, tax incentives applicable to real estate development, and a favorable macroeconomic and legal environment for foreign investors.

Changes in urban development regulations, the imposition of new restrictions on land use, delays in permitting and licensing processes, the reduction or elimination of tax benefits, or adverse shifts in foreign investment policy could materially and negatively affect the feasibility, timelines, and profitability of our projects. In particular, any slowdown in the construction sector or decrease in demand for new developments—whether due to regulatory, political, or economic factors—could adversely impact the Company’s business model, projected revenues, and overall financial condition.

Risks Related to Changes to Applicable Laws and Regulations

Our activities are subject to all regulations that may affect technical, environmental, and legal aspects related to urban planning, environmental, health and safety, and consumer protection at both the national and local levels.

The emergence of new regulations of this kind can have retroactive effects, change the regulatory focus, or alter the way they are enforced. Such situations could force us to modify its strategic plans, financial projections, or real estate development projects, negatively impacting our financial situation, results or valuation.

There is also the risk that local, regional, or national governments may impose penalties if regulations are not strictly adhered to. These penalties may include restrictions that limit our ability to carry out certain operations. Additionally, if a significant gap in regulatory compliance occurs, the imposed sanctions could severely damage us, our results or our valuation.

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Risk of Decreased Market Value of Land and Assets Due to Exogenous Circumstances

The market value of assets could decrease or be negatively affected under certain circumstances, such as:

●	Environmental contingencies.

●	Changes in expected returns.

●	Macroeconomic factors.

For example, periods of economic recession or deceleration may reduce demand for residential, commercial, and hospitality projects, making it more difficult to meet pre-sales targets or achieve expected returns. This could lead to project cancellations, delays, or reduced margins.

Consequently, although we can conduct internal audits, valuations, market studies, and macroeconomic forecasts, as well as comply with legal and technical standards, we cannot guarantee that significant problems, unknown at the time of land or asset acquisition, will not arise. These circumstances could lead to a decrease in asset valuation, significantly impacting our operations, results, or financial position.

Risks from Hiring Suppliers and Subcontractors

Hiring suppliers and subcontractors in the real estate sector carries several risks that can negatively impact project development. These risks can affect both the schedule and the costs and quality of construction.

The main risks derived from hiring suppliers and subcontractors are:

●	Risk of price increases: as the execution of the projects and particularly the construction phase might take a long time, the prices of supplies and subcontractors might vary from the internal forecast significantly.

●	Risk of inferior quality: Subcontractors or suppliers may fail to meet the required quality standards, leading to defects in construction, costly repairs, and project delays.

●	Risk of delays: Subcontractors may fail to meet agreed deadlines due to internal issues, labor shortages, or unforeseen problems at the work site. Suppliers may delay material deliveries, halting project progress and causing delays in the schedule.

●	Financial risk: Insolvency or financial problems of suppliers or subcontractors may result in an inability to complete the work or deliver materials, forcing the developer to urgently seek alternatives at a higher cost.

●	Coordination risk: Lack of effective coordination and communication between subcontractors, suppliers, and the project management team can lead to errors, misunderstandings, and conflicts that affect the project’s progress and quality.

●	Delays in Obtaining Licenses, Permits, and Authorizations: Our business model depends on obtaining the relevant licenses, permits, or authorizations for its activities. Delays in obtaining these can pose significant risks to a real estate developer, as they can severely affect the viability and timelines of projects.

In most cases, these delays may be caused by inefficiencies within authorities, errors or inconsistencies in documentation, or the complexity of the regulatory framework. These delays negatively affect project viability by causing construction delays, loss of market opportunities, increased costs, and damaging our reputation.

Additionally, delays could affect the expected date of asset sales, potentially leading to claims for damages from buyers, penalties for the Company, and negative impacts on expected return rates.

To mitigate delays, we conduct advance planning by studying regulations and required documentation, proactively managing relationships with local authorities.

We are currently developing three projects for which we have obtained all necessary licenses and permits in each jurisdiction. Additionally, we have specialized legal teams in each country where we operate, each with experience in the industry and legal/regulatory aspects specific to each region. Because of this regulatory compliance and the expertise of local legal teams, the risk associated with missing authorizations is mitigated.

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Risks Derived from Hiring Suppliers and Subcontracting Services Related to Project Development

The real estate promotion activity depends on external factors, particularly from the timely fulfilment of contracted works or subcontracted professionals and third parties.

Under certain circumstances, professionals and subcontractors may fail to meet their commitments, delaying deliveries. This could lead the Company into financial difficulties that prevent timely execution, resulting in the need to allocate additional resources and changing the expected return rates. Furthermore, these delays could lead to claims for damages or penalties from potential buyers who have signed contracts. This would negatively impact the Company’s activities, results, and financial position.

Risks Related to the Land

Land-related risks are among the primary challenges a real estate developer faces. These risks can significantly affect the cost, feasibility, and success of a real estate project.

The most common risks associated with land are:

●	Geotechnical risks: Potential issues such as poor soil quality and stability, presence of rocks or groundwater, and contamination

●	Topographic and geographical risks: Lands with steep slopes or significant unevenness that may require major earthworks, difficult access, or remote locations that may affect project demand.

●	Environmental risks: Natural hazard zones, such as land located in areas prone to natural disasters, and environmental impact, as some land may be in protected areas or near sensitive natural resources, generating legal and regulatory restrictions that hinder or increase development costs.

●	Legal and regulatory risks: Issues related to land ownership, such as property disputes, hidden encumbrances, or unclear titles, zoning regulations that may limit the type of development allowed on land, and potential delays in obtaining permits and licenses that could affect project profitability.

Risks Related to the Construction Process

Risks related to the construction process are among the most critical aspects a real estate developer must manage to ensure the success of its projects. These risks can affect both cost, time, and quality of construction, which in turn can impact on the profitability and feasibility of the project.

The most common risks associated with construction are

We may face significant cost overruns in our construction projects which may have a material adverse effect on our financial condition and results of operations

Construction projects inherently carry the risk of cost overruns due to factors such as unforeseen technical challenges, design modifications, increases in material or labor costs, or delays caused by external circumstances. These overruns may arise despite our planning and cost-control measures and could significantly increase the overall development budget. Higher-than-expected costs can negatively impact the profitability of projects, affect projected returns, and reduce our ability to finance other developments or future growth initiatives. In particular, unexpected cost increases may force us to seek additional financing under less favorable conditions, which could have a material adverse effect on our financial condition and results of operations.

We may face shortages of qualified labor, building materials and specialized equipment needed for our construction projects which could negatively impact the timely completion of projects, increase overall costs, and adversely affect the our financial results and reputation in the market

The success of our construction projects depends on the timely availability of qualified labor, building materials, and specialized equipment. Shortages of skilled workers or key materials—whether due to increased demand in the market, supply chain disruptions, strikes, geopolitical factors, or other external events—could delay project schedules and increase construction costs. Such shortages may also affect construction quality or force us to rely on alternative suppliers under less favorable conditions. Any of these circumstances could negatively impact the timely completion of projects, increase overall costs, and adversely affect our financial results and reputation in the market.

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Risks Related to Technical or Design Errors

The Company’s projects depend on accurate technical studies and sound architectural and engineering designs. Errors or omissions in design, miscalculations in structural elements, or inadequate technical planning may only become apparent during construction or after completion. Such issues can result in the need for costly corrections, redesign, or rework, which could delay project timelines and increase overall costs. In more severe cases, technical or design errors could affect the safety, functionality, or regulatory compliance of a project, potentially leading to legal claims, penalties, or reputational damage. These risks could have a material adverse effect on the Company’s operations, financial condition, and projected returns.

To mitigate these risks, the Company integrates advanced construction technologies, such as Building Information Modeling (“BIM”) and other project management tools, into its design and execution processes. These technologies facilitate early detection of design conflicts, improve coordination among disciplines, and enhance accuracy in technical planning. As a result, they help reduce the likelihood of costly errors or rework during construction and contribute to the timely and efficient delivery of projects.

Safety and Health Risks on Construction Sites

Construction activities inherently involve safety and health risks for workers, contractors, and third parties present on site. Accidents, injuries, or unsafe working conditions can lead to project delays, legal liabilities, fines from regulatory authorities, and reputational damage. While the Company implements safety protocols, training programs, and monitors compliance with applicable occupational health and safety regulations, it cannot fully eliminate the risk of incidents. Any significant safety event could negatively impact the Company’s operations, financial results, and public perception.

We may face various environmental risks during construction which could delay projects, increase remediation costs, or result in fines and penalties, adversely affecting the Company’s financial condition and results

The Company’s construction activities are subject to various environmental risks, including the potential discovery of contaminated soil, unforeseen environmental liabilities, or violations of environmental regulations during project execution. Additionally, adverse weather conditions, flooding, or other natural events could disrupt construction schedules and increase costs. Although the Company conducts environmental assessments and complies with applicable environmental laws and regulations, it cannot fully eliminate the possibility of environmental incidents or regulatory actions. Such events could delay projects, increase remediation costs, or result in fines and penalties, adversely affecting the Company’s financial condition and results.

Financial and Economic Risks

We may not achieve our expected margins and returns, which may negatively impact ithe profitability and financial viability of our projects

The long duration of construction projects means that economic conditions can change significantly from start to finish, which could affect our margins and expected returns, impacting the profitability and financial viability of the projects.

The following factors directly contribute to this risk:

●	Market Demand Changes: The demand for properties can fluctuate due to changes in economic conditions, interest rates, or market preferences. A decrease in demand can lower expected income from sales or rentals. Economic recessions, high inflation, or a slowdown in economic growth can reduce real estate demand, negatively affecting prices and occupancy rates.

●	Unexpected Costs: Increases in material costs, labor expenses, or issues during construction can significantly raise total project costs, reducing profit margins.

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●	Regulatory and Legal Risks: Changes in zoning laws, building regulations, or taxes can affect project costs or limit the property’s use and marketability.

●	Project Risks: Delays or quality issues in the project can impact overall project costs.

●	Competitive Environment Risks: The emergence of new real estate developments in the same area can increase supply and reduce demand for the project in question.

Risk Related to Estimates, Trends, Forecasts, and Future Projections

This prospectus contains estimates, trends, forecasts, and future projections, which by nature are uncertain and may not materialize. Although the Company believes the expectations reflected in this prospectus are reasonable, such projections are based on uncertain future events whose occurrence cannot be determined or guaranteed as of the date of this prospectus. In the future, some circumstances anticipated by the Company could evolve differently than expected, potentially negatively impacting Santa Ana’s business, results, prospects, or financial and economic position.

We anticipate that we will need additional financial resources in the future and we cannot provide any assurance that such resources will e available or accessible when needed or on favorable terms to us if available

The Company anticipates that it will require additional capital or financing in the future; however, it cannot assure that such resources will be available or accessible when needed.

The activities of Santa Ana and its subsidiaries operate within a sector that requires a significant level of investment. As ongoing projects may demand substantial capital expenditures, the Company may need to secure debt and/or equity in the capital markets.

If debt or equity are not available on favorable terms, the Company’s growth could be constrained, leading to negative consequences for its commercial operations and, consequently, its business activities.

Furthermore, a high level of debt or fluctuations in interest rates could increase expenses and expose the Company to greater volatility in credit markets. The risk could have a substantial impact on the Company’s activities, results, and overall situation.

Risks Related to the Agreement with LDA Capital

On September 13, 2024 we signed a share subscription agreement (“SSA”) with LDA Capital Limited (“LDA”) aiming at providing flexible capital-based financing up to €20 million, through the subscription of ordinary shares of the company by LDA Capital upon SAGE’s request and under the conditions agreed in the subscription line. This agreement represents a strategic opportunity for the growth of Santa Ana; however, it also entails specific risks that have been carefully assessed to safeguard us and our shareholders.

The main risks identified include the following: non-compliance by LDA Capital with its obligations regarding capital calls and the associated risks this non-compliance could pose to the Company’s strategy, reputational risks, and potential impacts on the market stability of our stock price. Nonetheless, the signed agreement includes robust clauses to mitigate these risks and protect us and our investors. These clauses include controls on sales price and volumes, mechanisms for early termination, damage compensation, and specific procedures for dispute resolution. Additionally, provisions have been established to ensure regulatory compliance by LDA Capital and to prevent any interference with market operations.

We are subject to fluctuations in exchange rates which may negatively affect our reported results of operations

Our projects are located in different countries, each with its own currency, exposing it to the risk of significant changes in the relative values of currencies in international markets.

Due to our business model, which involves operations in multiple countries, exchange rate fluctuations can affect the value of foreign currency assets and liabilities when consolidated in the financial statements. This can create volatility in reported financial results. Similarly, profits may be impacted when converted into the local currency; in the case of significant depreciation, earnings could be reduced.

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General Market Risks

Our operations are exposed to economic performance of the countries where we operate

According to the Inter-American Development Bank, the economies of Latin America and the Caribbean exceeded expectations in 2023, with GDP growth reaching 2.1%, a figure one percentage point higher than initial projections. This growth was driven by stronger global economic expansion. In the region, proactive policies helped strengthen the macroeconomic position of Latin American and Caribbean economies; central banks acted swiftly to raise interest rates, which contributed to reducing inflation faster than in other regions. Prudent fiscal policies (such as reducing primary balances) and resilient financial markets also contributed to better-than-expected performance.2

As a result of fiscal adjustment efforts in the region, public debt is decreasing and approaching pre-pandemic levels. Between 2020 and 2023, countries in the region experienced an average 11% decrease in the debt-to-GDP ratio. However, the reduction in 2023 was less marked than in the previous two years, with an average decrease of 1.6% of GDP, compared to 4.6% in 2021 and 2022. The slower pace of debt reduction reflects a combination of factors, including slower GDP growth due to economic deceleration and lower inflation rates conditioned by prevailing monetary policy.3

In a context of low growth, high debt-to-GDP ratios, significant fiscal gaps, and climate-related shocks, Latin America and the Caribbean face a major fiscal challenge. Additionally, with international interest rates expected to remain “higher for longer,” as noted by the Federal Reserve and other central banks, the feasibility of monetary easing in Latin America and the Caribbean appears increasingly difficult. Consequently, a rapid closure of fiscal gaps is crucial for sustainability and to complement monetary policy.

Like all companies in the economy, we are subject to macroeconomic factors that determine the level of economic activity in the country due to its location and the activities of its subsidiaries. Thus, different economic cycles may have varying degrees of impact on the construction sector and, therefore, on the company’s operational results. A country’s ability to finance itself at a reasonable cost condition its future growth prospect. Similarly, liquidity conditions and interest rates directly affect the viability of infrastructure and housing projects, as low interest rates and abundant liquidity create an ideal environment for financing such projects.

The economic outlook for the coming years is favorable, with the World Bank forecasting regional economic growth. The regional GDP is expected to expand by 1.6% in 2024, with growth projections of 2.7% and 2.6% for 2025 and 2026, respectively.4

Factors such as social instability and a state of economic emergency, etc.

Santa Ana, through its subsidiaries, is exposed to systemic risks that affect the economic environment in the country. Systemic risks inherently include, but are not limited to (i) changes in the political stability of the country, the regulatory regime of the financial system, and judicial decisions related to the sector and (ii) unpredictable or unexpected events over which credit institutions have no control, which affect the financial system and could substantially and materially negatively impact the operations of credit institutions.

Santa Ana has adopted a business model based on risk diversification through a structure of independent companies, each established and operating in the different countries where the company has a presence. By owning 100% of the capital in each of these national subsidiaries, Santa Ana ensures full control over its local operations, allowing for more precise risk management tailored to the specific conditions of each market. This structure not only minimizes reliance on a single country but also ensures that, in the event of operational or regulatory issues in one region, the impact would not directly affect the rest of the operations, thus preserving the overall stability of the company. Additionally, having a direct and controlled presence in each country facilitates regulatory compliance and improves the ability to respond to local regulatory changes, making the risk management process more efficient and effective.

[2]	Source: 2024 Latin American and Caribbean Macroeconomic Report, https://flagships.iadb.org/en/MacroReport2024/ready-for-take-off-building-on-macroeconomic-stability-for-growth

[3]	Source: 2025 Latin American and Caribbean Macroeconomic Report: Regional Opportunities Amid Global Shifts, https://publications.iadb.org/en/2025-latin-american-and-caribbean-macroeconomic-report-regional-opportunities-amid-global-shifts

[4]	Source: Revitalizing Growth: An Urgent Agenda for Latin America and the Caribbean, https://www.worldbank.org/en/news/press-release/2024/04/10/revitalizing-growth-an-urgent-agenda-for-latin-america-and-the-caribbean?

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Competition Risks

It is possible that the groups and companies with which we compete have greater resources, both material, technical, and financial, or a better understanding of the market in which they operate, and therefore may be able to offer better goods and services. Additionally, the real estate sector is highly competitive and fragmented, as the barriers to entry are low.

Competition could make it more difficult for us to obtain favorable terms in i) bidding processes and the acquisition of land available for development; ii) hiring external services for investment projects; iii) the sale price of assets, caused by an oversupply of housing with similar characteristics. These circumstances could negatively affect the development of our activity, its results, and its financial position.

In the case of Colombia, an increasingly open market as a result of foreign direct investment, international companies from abroad are starting to seek opportunities in the country. These international companies achieve greater economies of scale and could operate at lower costs than Santa Ana. As a result, we face constant and growing competition in the selection of projects, clients, employees, and suppliers, among others.

As competition increases, we will be pressured to become more efficient in cost reduction, even reducing profit margins to continue growth and operational possibilities, which could affect return rates.

Risks Related to International Expansion into New Markets

Our growth strategy involves expanding into new Latin American countries and potentially other international markets. Entering new jurisdictions exposes us to risks such as unfamiliar legal and regulatory environments, cultural and business practice differences, the need to establish new supplier and partner relationships, and potential delays in obtaining approvals or financing. These challenges could slow expansion, increase costs, or limit the profitability of new projects.

Risks Related to Reputational Damage

Our reputation is a key asset in attracting investors, partners, and buyers for its real estate projects. Negative publicity, whether due to perceived or actual issues related to project quality, delays, environmental impact, regulatory compliance, or the actions of employees, directors, or third parties associated with us, could harm its reputation. Damage to reputation may lead to reduced demand for projects, difficulties in securing financing or strategic alliances, and a loss of trust among stakeholders. Even unfounded claims or allegations could have a material adverse effect on our operations, financial results, and long-term growth prospects.

Risks Related to the Region

Geographic Dispersion and Logistical Risks

Our projects are geographically dispersed across several countries in Latin America, which generates specific logistical challenges and risks. The need to coordinate construction activities, supply chains, and teams in multiple locations may result in delays, higher transportation costs, or limited availability of qualified contractors and specialized labor in certain areas.

Additionally, some projects are located in regions exposed to natural disasters or climate change effects, such as earthquakes, hurricanes, flooding, or rising sea levels, which could disrupt construction schedules, damage infrastructure, or increase insurance and mitigation costs. In order to mitigate these risks, our development model includes the design and construction of resilient infrastructure and a thorough assessment of each project location to evaluate environmental, climatic, and logistical factors prior to the execution of any new project.

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These factors could nonetheless cause unforeseen interruptions in the development process, affect delivery times, and ultimately have a negative impact on our financial results and projected returns.

Risks Related to Differing Legal and Administrative Frameworks

The presence across diverse jurisdictions exposes us to specific risks derived from the differences in legal frameworks, land use regulations, environmental standards, tax regimes, and administrative procedures. In particular, changes or inconsistencies in regulations between countries may lead to delays in obtaining approvals, increased compliance costs, or additional administrative burdens. Furthermore, certain jurisdictions may experience abrupt regulatory shifts, political changes, or institutional instability, which could affect the continuity or viability of projects under development. These factors may negatively impact our ability to execute its projects as planned, increase operational costs, and affect its financial performance and growth strategy.

Political and Institutional Risks in Certain Countries

We operate and plans to expand in multiple Latin American countries, each of which has its own political and institutional context. Certain jurisdictions in the region have experienced periods of political instability, abrupt regulatory changes, or shifts in government policies that may affect the real estate and construction sector. These changes could include new restrictions on foreign investment, modifications to tax regimes, or delays in permitting and approval processes. Such developments may negatively impact the feasibility, timelines, or profitability of projects and could have an adverse effect on our financial condition and growth strategy.

Risks Related to the ADSs

U.S. holders of ADSs may suffer adverse tax consequences if we were characterized as a passive foreign investment company

Based on the current composition of our gross income and assets and on reasonable assumptions and projections no assurance can be given that we will not be treated as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes for 2025. If we were characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences such as (i) having gains realized on the sale of the ADSs treated as ordinary income rather than capital gain, not qualifying for the preferential rate otherwise applicable to dividends received in respect of the ADSs by individuals who are U.S. holders, and (ii) having interest charges apply to certain distributions by us and upon certain sales of the ADSs.

There has been no public market for the ADSs prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all

We intend to apply to have the ADSs listed on NYSE under the symbol “STNF.” Prior to this offering, there has been no public market for the ADSs. The initial offering price of the ADSs is the result of negotiations between us and the underwriters, and the initial offering price may differ significantly from the market price for the ADSs following the offering. There is no assurance that an active trading market for the ADSs will develop or that the market price for the ADSs will not decline below the initial public offering price.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;

●	fluctuations in operating metrics;

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●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

●	changes in financial estimates by securities analysts;

●	changes in the economic performance or market valuations of other companies in our industry;

●	detrimental negative publicity about us, our competitors, or our industry;

●	additions or departures of key personnel;

●	regulatory developments affect us or our industry;

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of the ADSs. Volatility or a lack of positive performance in the price of the ADSs may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Management will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively

Our management will have broad discretion as to the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not have a positive impact on our results of operations or increase the market value of our securities. Our failure to apply these funds effectively could have a material adverse effect on our business and/or cause the price of our securities to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the ordinary shares represented by your ADSs

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. If we instruct the depositary to ask for your voting instructions, upon receipt of voting instructions from the ADS holders in the manner set forth in the deposit agreement, the depositary will make efforts to vote the ordinary shares underlying the ADSs in accordance with the instructions of the ADS holders. If we do not instruct the depositary to ask for your voting instructions (and we are not required to do so), you can still send instructions and the depositary may try to vote ordinary shares in accordance with those instructions, but it is not required to do so. The depositary and its agents may not be able to send voting instructions to ADS holders or carry out their voting instructions in a timely manner. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares sufficiently prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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You may not receive cash dividends if the depositary decides it is impractical to make them available to you

The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, that the value of certain distributions may be less than the cost of mailing them, or that it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, but that is not properly registered or distributed under an applicable exemption from registration. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. In addition, the depositary may deduct from such dividends or distributions its fees and may withhold amounts on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that investors in our ADSs may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, investors in our ADSs may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to investors in ADSs. These restrictions may cause a material decline in the value of the ADSs.

Because we do not currently intend to declare cash dividends on our ordinary shares in the foreseeable future, shareholders must rely on appreciation of the value of ordinary shares and ADSs for any return on their investment

We have never declared or paid cash dividends our ordinary shares. We currently intend to retain all of our future earnings, if any, to finance the operation, development and growth of our business. Furthermore, any future debt agreements may also preclude us from paying or place restrictions on our ability to pay dividends. As a result, capital appreciation, if any, of ordinary shares or ADSs will be your sole source of gain with respect to your investment for the foreseeable future.

You may be subject to limitations on transfer of your ADSs

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Risk of Not Recovering the Total Investment Made

There is a risk that investors may not recover the full amount of their investment. This risk may arise from various factors, including changes in market conditions, general economic trends, competition in the sector, or our ability to meet our projected business and financial objectives. In particular, if we do not generated expected levels of income or if our cash flows do not reach expected levels, our valuation, and consequently, the return on investment for shareholders, may be negatively impacted.

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The price of the ADSs representing our ordinary shares could be volatile and subject to sudden and significant declines

Some securities traded on the NYSE American exhibit high volatility, due to the economic and financial market conditions experienced in recent years.

Factors such as: (i) fluctuations in our results and the sector in which we operate; (ii) changes in financial analysts’ recommendations regarding our company and state of the global financial markets; (iii) future sales by holders of the ADSs; and (iv) a low volume of ADSs traded could negatively impact the price of the ADSs and prevent investors from selling ADSs on the market at a price higher than the price at which they were acquired.

In this sense, potential investors should consider that the value of the investment in the ADSs may increase or decrease significantly in short periods, and the market price of the ADSs may not reflect our intrinsic value.

The liquidity and trading volume of the ADSs representing our ordinary shares may be low, which could adversely impact the trading price of ADSs the ability of investors to obtain liquidity

The liquidity and trading volume of our ordinary shares has at times been low in the past and may again be low in the future. If the liquidity and trading volume of ADSs is low, this could adversely impact the trading price of ADSs and the ability of investors to obtain liquidity in their ADSs.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our ADSs or if our results of operations do not meet their expectations, our share price and trading volume could decline

The trading market for the ADSs will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage us, the trading price of the ADSs would likely be negatively impacted. In the event securities or industry analysts initiate coverage and one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of the ADSs or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade the ADSs, or if our results of operations do not meet their expectations, our share price could decline.

Asset Valuation Risks

The valuation of our asset portfolio, once acquired, will be carried out by independent experts. This valuation will inherently be subjective, and its accuracy will depend on various assumptions and estimates. Incorrect assumptions could lead to inaccurate valuations, affecting investment returns and divestment decisions.

Additionally, there is a risk that the market value of the assets may decrease or be negatively impacted under certain circumstances:

●	Environmental contingencies.

●	Changes in expected return rates.

●	Macroeconomic factors.

We may conduct internal audits, valuations, market studies, and macroeconomic forecasts, and comply with legal and technical regulations, we cannot guarantee that unforeseen events will not arise. These circumstances could lead to a decline in asset valuations, which would have a significant impact on our operations, results, or financial condition.

Other Risks

Conflicts of Interest with Related Parties

We are, and may continue to be in the future, exposed to risks related to transactions with related parties. We have conducted and continue to conduct transactions with related parties, mainly with partners and subsidiaries, and may continue to do so in the future. To date, these transactions have been carried out under market conditions. If, in the future, these transactions are not conducted under market conditions, it could negatively affect our results and/or financial position.

Risk of Corruption Involving Employees, Directors, or Partners of the Group

Investors should consider that investing our securities involves the risk that our employees, directors, or partners may become involved in corruption or money laundering issues in their own businesses. If such an act occurs, it could negatively affect the company’s reputation as well as its ability to secure financing in the future.

We may face substantial fines and reputational damage should there be any intentional or inadvertent violation of data protection laws and regulations

There is a risk of fines for data protection violations in the event of a data breach, whether internal or external. If any our companies were to violate data protection regulations, it could face substantial fines, in addition to damage to our overall reputation and loss of trust from clients and shareholders. In this regard, if a significant data breach were to occur, it could have legal repercussions, further increasing the financial risk.

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USE OF PROCEEDS

We estimate that the net proceeds that we will receive from the sale of                 ADSs in the offering will be approximately $                 million, after deducting underwriting commissions and estimated offering expenses payable by us, based on an assumed public offering price of $                 per ADS, which is the midpoint of the estimated  public offering price range set forth on the cover page of this prospectus. The public offering price will be determined through negotiations between us and the underwriters in the offering.

The primary purposes of this offering are to create a public market for the ordinary shares (represented by ADSs) in the United States for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional working capital. We currently intend to use the net proceeds of this offering as follows:

●	Between 5% and 10% of the net proceeds for holding costs;

●	Between 20% and 30% of the net proceeds for start the projects in the pipeline and lands acquisition;

●	Between 40% and 50% of the net proceeds for developing new markets; and

●	Between 5% and 10% of the net proceeds for general working capital and general corporate purposes.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of the offering based on our present plans and business condition. The amounts and timing of any expenditure may vary depending on the amount of cash generated by our operations, competitive developments, our rate of growth and inorganic growth opportunities, if any, of our business. Therefore, as of the date of this prospectus, we cannot estimate the exact amounts or timing in respect of any of the purposes for the use of proceeds listed above.

An increase (decrease) of $                 in the price per ADS would increase (decrease) the net proceeds to us in connection with the offering by $                .

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DIVIDENDS AND DIVIDEND POLICY

We have not approved any type or form of dividend to date, and we do not expect to declare or pay dividends now or in the near future. The potential declaration and payment of dividends in the future will depend on compliance with applicable statutory and legal requirements as well as various factors to be considered by our Board of Directors and shareholders, including our financial performance, cash needs, future outlook, tax obligations, and any restrictions that might be imposed by future financing agreements.

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CAPITALIZATION

The following table sets forth our cash and capitalization, as of December 31, 2024 on:

●	an actual basis; and

●	an as adjusted basis to give effect to our issuance and sale of the ADSs being sold in this offering at an assumed public offering price of $ per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this registration statement, after deducting the underwriting discounts and commissions and estimated offering expenses and assuming no exercise of the overallotment option.

The following table should be read in conjunction with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

	For the year ended December 31,
	2024	2024	2024
(In thousands)	Actual €	Actual $	As Adjusted $
Cash, cash equivalents and restricted cash	261	271
Debt:
Current portion of long-term debt	827	855
Long-term debt	1,187	1,229
Total net debt (1)	1,753	1,814
Stockholders’ equity:
Capital stock	65	67
Additional paid-in capital	1,272	1,317
Retained earnings	6,366	6,589
Accumulated other comprehensive income (loss)	52	54
Share-based payments reserve	(2)	(2)
Foreign currency translation	-	-
Valuation of derivative financial instruments	-	-
Total stockholders’ equity	7,754	8,026
Total capitalization	9,506	9,840

*	Exchange rates used for convenience translations were obtained from the foreign exchange rates published by the Federal Reserve Board

For every $1.00 increase or decrease in the price per ADS received by us in the offering, our cash, and our shareholders’ equity will increase or decrease by € 9,507, respectively. Except as otherwise disclosed in this prospectus, there have been no other material changes to our capitalization since December 31, 2024.

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DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the assumed initial public offering price per ADS is substantially in excess of the net tangible book value per ADS attributable to the existing shareholders for our presently outstanding ordinary shares.

As of Decemb er 31, 2024, our net tangible book value was €                  thousand (US$                 thousand), or €                 (US$                 ) per ordinary share or $                 per ADS (using the ratio of [          ] ordinary share to one ADS). Our net tangible book value represents the amount of our total consolidated tangible assets (which is calculated by subtracting intangible assets from our total consolidated assets), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value after giving effect to this offering.

After giving effect to our sale of                  ADSs in this offering at an assumed initial public offering price of $                 per ADSs, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of December 31, 2024 would have been $                  million , or $                  per ordinary share and $                  per ADS. This amount represents an immediate increase in as adjusted net tangible book value of $                  per ordinary share or $                  per ADS to existing shareholders and an immediate dilution in as adjusted net tangible book value of $                  per ordinary share or $                  per ADS to purchasers of the ADSs in this offering, as illustrated in the following tables:

Assumed initial public offering price per ADS			$	xxx
Net tangible book value per ADS at December 31, 2024	$	xxx
As adjusted net tangible book value per ADS after this offering	$	xxx
Increase in net tangible book value per ADS to the existing shareholders				xxx
Dilution in net tangible book value per ADS to new investors in this offering			$	xxx

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book would be $                 per ordinary share or $                 per ADS, and the dilution in as adjusted net tangible book value to new investors purchasing ADSs in this offering would be $                 per ordinary share or $                 per ADS.

A $                  increase (decrease) in the assumed public offering price of $                 per ADS would increase (decrease) our as adjusted net tangible book value after giving effect to the offering by $                 , or $                 per ordinary share and $                 per ADS, and the dilution in net tangible book value to new investors in this offering by $                 per ordinary share or $                 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, no exercise of over-allotment option and after deducting underwriting commissions and estimated offering expenses payable by us.

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The following tables summarize the differences between our existing shareholders and the new investors with respect to the number of ordinary shares (including ordinary shares represented by ADSs) purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of $                  per ADS, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses (assuming no exercise of the over-allotment option). As the table shows, new investors purchasing ADSs in this offering may in certain circumstances pay an average price per ordinary share substantially higher than the average price per ordinary share paid by our existing shareholders.

	Shares Purchased		Total Consideration		Average Price
	Number	%	Amount	%	Per Share
Existing shareholders			$		$
New investors			$		$
Total		100%		100%	$

	Shares Purchased		Total Consideration		Average Price
	Number	%	Amount	%	Per Share
Existing shareholders			EUR		EUR
New investors			EUR		EUR
Total		100%	EUR	100%	EUR

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MARKET INFORMATION

The information concerning the Spanish security market set forth below has been prepared based on materials obtained from public sources, including BME Growth. The following summary does not support to be a comprehensive description of all of the material aspects related to the regulations.

Overview

Our ordinary shares are admitted to trading on the BME Growth (a multilateral trading facility) under the symbol “STNA.” We cannot predict the liquidity of any trading market for our ordinary shares. If the trading volume of our ordinary shares on the BME Growth falls below certain levels, the price of our ordinary shares may be affected and our ordinary shares may be delisted or deregistered from that market.

We cannot assure you that an active trading market will be maintained for the ADSs, or that the ADSs will trade in the public market subsequent to the offering at or above the public offering price.

Performance of our shares on the BME Growth

Our shares began trading on BME Growth on December 10, 2024. The following table shows the minimum, maximum and closing trading prices and average trading volumes of our share on the BME Growth during the periods indicated, as reported by BME:

Month	Maximum	Minimum	Closing	Average Trading Volume (1)
Prices in euro (€)

June 2025
May 2025
April 2025	14.20	13.50	14.20	1515
March 2025	14.20	13.50	14.20	1477
February 2025	14.90	13.60	13.80	3035
January 2025	19.50	14.10	14.90	4490
December 2024	20.40	14.10	19.50	3592

(1)	Volume = Average of daily volume taking into account only the annual period.

Source: BME

Trading on the BME

The BME, located in Spain, is the main authorized operator of stock exchanges in the country and is organized as a publicly traded corporation with variable capital, or sociedad anónima bursátil de capital variable, whose shares are listed for trading. Securities trading on the BME takes place each business day from 9:00 a.m. to 5:30 p.m. (CET time frame).

Since 2009, all trading on the BME has been conducted electronically through the SIBE (Sistema de Interconexión Bursátil Español). The CNMV (Comisión Nacional del Mercado de Valores; the regulator of the securities markets in Spain) and the BME may implement various mechanisms to ensure an orderly and transparent market, including the temporary automatic suspension of trading in the securities of an issuer when price volatility exceeds pre-established thresholds.

Settlement of equity securities on the BME is carried out under the T+2 cycle (two business days after the transaction date). Deferred settlement is not permitted unless explicitly authorized under exceptional conditions.

Securities traded on the BME Growth, including shares, are held in book-entry form through Iberclear, the central securities depository in Spain, which provides clearing, settlement, custody, and registration services, thereby eliminating the need for physical delivery of securities. Transactions are settled in euros, and foreign currency settlements are generally not permitted except under specific and limited circumstances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements, and the notes thereto included elsewhere in this prospectus and the information presented under “Presentation of Financial and Other Information” and “Summary Consolidated Financial Data”. All financial information included in this prospectus, unless otherwise indicated, is presented in euros and has been prepared in accordance with IFRS.

This prospectus contains forward-looking statements that reflect our plans, estimates and beliefs, and involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly under “Risk Factors” and “Special Note Regarding Forward-Looking Statements”. In addition to the other information in this prospectus, investors should consider carefully the following discussion, and the information set forth under “Risk Factors” before investing in our ordinary shares.

Overview

We are a fully integrated, internally managed real estate company that identifies, plans, develops, and commercializes residential mixed-use projects in strategic Latin American markets. We have extensive experience in large-scale sustainable development, overseeing the entire process from land acquisition to urban, architectural, legal, and commercial management. Our long-term vision is supported by a seasoned international management team and a strong commitment to innovation and sustainability.

As a European company specialized in sustainable real estate development focused on Latin America, our ongoing projects in countries such as Chile, Panama and Colombia are characterized by outstanding know-how based on European standards. We operate land that is already consolidated and with licenses in place for development. Our expanding portfolio includes over hectares designated for future projects, all planned under eco-efficient standards and tailored to the socioeconomic characteristics of each location.

As of December 31, 2024, our portfolio consisted of a land bank of        million square feet (      million square meters), with total projected sales of $     . Our projects are located in strategic areas for urban development on the outskirts of Santiago de Chile, Panama City, and Cartagena de Indias. The quality and geographic positioning of our properties are key to optimizing sustainable urban growth and represent a critical component in the regional development value chain.

Our developments target a diverse client base-including urban middle-class families, international tourism markets, and buyers of branded residences-with projects conceived as hubs of urban, touristic, and environmental value. The quality and strategic location of our land, along with our ability to form strong local partnerships, are key advantages that enhance the viability and profitability of our investments, while responding to the real and evolving needs of Latin American cities.

Basis for the Preparation of Our Financial Information

Our financial statements included in this prospectus have been prepared in accordance with IFRS on the historical cost basis except for investment properties and financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods (lands in stock). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, we take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in our financial statements is determined on such a basis.

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Principal Factors Affecting Our Results of Operations

Macroeconomic Conditions

Santa Ana Global Enterprises’ business is closely linked to general economic conditions across Latin America. Accordingly, the company’s financial and operational performance, the value of its assets, and its ability to execute its business strategy may be materially affected by fluctuations in national and regional macroeconomic environments. The real estate markets in which the company operates tend to be cyclical and are influenced by investor sentiment regarding the broader economic outlook. Adverse conditions such as rising interest rates, weakening demand for real estate, or broader economic slowdowns and recessions in the region may negatively impact the company’s revenues and growth prospects.

While Santa Ana has a regional focus, a significant portion of its operations are concentrated currently in three Latin American economies, which exposes the company to country-specific risks. These may include currency devaluations, inflationary pressures, interest rate volatility, changes in regulatory or tax frameworks, political or social unrest, and other external factors beyond the company’s control. In particular, sustained economic uncertainty or instability in one or more of the countries where Santa Ana operates may lead to reduced demand for its developments or limit its ability to secure financing and strategic partnerships.

Historically, several Latin American economies have experienced periods of economic contraction, high inflation, and political uncertainty, all of which have negatively affected real estate investment and development activity. There can be no assurance that such conditions will not reoccur in the future or that, if they do, they will not have a material adverse effect on Santa Ana Global Enterprises’ business, financial condition, results of operations, and growth strategy.

Market Conditions

We plan to seek additional investment opportunities throughout Latin America. Positive or negative changes in market conditions will impact our overall performance. Future downturns in regional economic conditions affecting our target markets or downturns in the private real estate sector that impair our ability to enter into new sales existing space and/or the ability of our buyers.

Competition

We compete with a number of buyers, developers and operators of industrial properties in Latin America, many of whom offer products or may seek to purchase properties similar to ours in the same markets as ours. In the future, an increase in competition may diminish our opportunities to acquire a desired property on favorable terms or at all, and we may become displaced by our competitors. In addition, competition may affect the occupancy rates of our properties, and thus our financial results, and we may be pressured to reduce our rental rates below those we currently charge or to offer substantial rent abatements, improvements, early termination rights or favorable renewal options to tenants in order to retain them when their leases expire.

Inflation

Until 2021, inflation in Latin America had remained relatively stable and did not significantly affect the operational performance of our industrial properties across the region. However, between 2021 and 2022, inflation rose sharply in most Latin American countries due to global supply chain disruptions, currency depreciation, and expansive fiscal policies during the pandemic. While inflation began to moderate throughout 2023 and 2024, levels remained above central bank targets in several countries. As of 2025, inflation continues to decline gradually across the region, though certain markets-such as Brazil and Argentina-still experience elevated inflationary pressures. Central banks across Latin America remain cautious, adjusting monetary policies to maintain stability while supporting economic growth.

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Critical Accounting Estimates

Overview

In preparing our financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. We also use judgments and estimates to recognize revenues, expenses and other transactions. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Estimates and assumptions are based on historical data and other factors deemed reasonable under the circumstances. Actual results in future periods could differ from those estimates and assumptions, and if these differences were significant enough, our reported results of operations would be materially and adversely affected. For more information, see notes and to our audited consolidated financial statements included elsewhere in this prospectus.

Valuation of Stock

Our Management has approved management’s decision to fully implement IFRS 13 in order to reflect the fair value of our lands in stocks in our accounting statements. We engage on an annually basis external appraisers in order to obtain an independent opinion as to the market value of all our lands in stocks, including the projects under development.

The independent appraisers use valuation techniques such as the discounted cash flows approach, replacement cost approach and income cap rate approach. The techniques used include assumptions, which are not directly observable in the market, to estimate the fair value of our lands such as discount rates, potential revenue of sales, inflation rates and absorption rates. This appraisal is performed annually. The discounted cash flows approach is used to determine the market value of our lands.

Following these techniques and methodologies the appraisers estimate the fair market value of all our stocks.

For more information, see note 8 to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our management believes that the chosen valuation methodologies are appropriate for determining the fair value.

Description of Principal Line Items

The following briefly describes the components of revenue and expenses as presented in our statement of comprehensive income.

Revenues

The primary source of our revenues comes from sales income, which the Company recognizes the revenue when the apartments are built and delivered to the customers.

Property Operating Costs

Property operating costs are composed of (i) direct costs of constructions, (ii) indirect costs of constructions, (iii) maintenance costs, and (iv) other property-related expenses.

General and Administrative Expenses

General and administrative expenses consist of the following: (i) marketing, advertising and promotion expenses, (ii) auditing and tax consulting expenses related to the review of our individual and financial statements, (iii) legal expenses for matters other than the collection of payment plan of sales, (iv) wages, salaries and bonuses that we pay to our employees, (v) employee direct benefits, (vi) indirect equity issuance and trading costs, and (vii) depreciation of office furniture.

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Other Income and Expenses

Other income and expenses is composed of the following:

●	interest income: interest income consists of interest earned on our cash and cash equivalents;

●	other income: other income includes (i) nonrecurring items related to acquisitions of shares of other companies, and (ii) other miscellaneous items such as inflation and interest on recoverable income taxes;

●	finance cost: interest expense primarily includes accrued interest on our debt and other financing-related expenses;

●	exchange gain: based on the primary economic environment in which we operate, our management has determined that the euro is the functional currency of Santa Ana;

●	gain on revaluation of stock: gain on revaluation of stock is the gain derived as a result of changes in the fair value of our lands as determined by independent appraisers. The appraisals are performed on an annual basis. We record a gain on revaluation of stock for years in which the fair value of our land increases as compared to the previous year, or a loss on revaluation of stock if the fair value decreases.

Profit for the Year

Profit for the year is our profit before taxes, minus income taxes.

Results of Operations

The following table presents data derived from our consolidated statements of comprehensive income for the year ended December 31, 2024.

	From Inception Date as of March 22, 2024 through December 31,
	2024	2024
(In thousands)	€	$
Revenue:	-	-
Selling, general and administrative expenses	(747)	(807)
Salaries and other costs of employees	(99)	(107)
Operating loss	(846)	(914)
Other income and expenses
Changes in fair value of investment property	9,605	10,382
Exchange gain – net	8	9
Profit/(losses) for the period	8,767	9,476
Income Tax Expense
Income tax expense	(2,401)	(2,595)
Net profit	6,366	6,881

Weighted average shares outstanding
Basic	2,225,880	2,225,880
Diluted	2,225,880	2,225,880
Per share
Basic earnings per share (in units)	2.86	3.09
Diluted earnings per share (in units)	2.86	3.09

*	Exchange rates used for convenience translations were obtained from the foreign exchange rates published by the Federal Reserve Board

35

Year Ended December 31, 2024

Revenues

Currently, the Company is in its initial phase, having been incorporated in March 2024; therefore, there are no revenues during this period.

Costs and expenses

General and administrative expenses, total amount was €747,081. Salaries and other costs of employee expenses represented €98,503. In 2024, our changes in fair value of investment property was €9,604,836. The appraisal was performed as of December 31, 2024 and reflects the observed conditions of the real estate market as of such date, mainly driven by higher inflation rates and higher average price. The valuation was prepared by an independent company.

Income Tax Expense

Our current income tax expense shows deferred income tax expenses by € 2,401,209. The benefit is for the effect of the gain of the revaluation stock.

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Liquidity and Capital Resources

Overview

As of December 31, 2024, we had cash, cash equivalents totaling € 261,383, which accounted for 2.1% of our total assets. Our cash and cash equivalents consist mainly of bank deposits. Because our cash balances are promptly allocated to the development and construction of properties, our treasury does not have in place a formal investment policy for these resources. Our primary source of short-term liquidity is our cash flow from operating activities. We use our cash flows from operating activities primarily to fund unanticipated capital expenditures and other corporate expenses.

Our liquidity requirements consist primarily of funds to pay for development or redevelopment projects, renovations, expansions, property acquisitions and other non-recurring capital expenditures that need to be made periodically. We have traditionally satisfied our liquidity requirements through loans.

Cash Flows

The following table shows the generation and use of cash for the year ended December 31, 2024.

	For the year ended December 31,
	2024	2024
(In thousands)	€	$
Net cash generated (used) by operating activities	(1,114)	(1,153)
Net cash (used) generated by investing activities	(5)	(6)
Net cash (used) generated by financing activities	1,380	1,429
Effects of exchange rates changes on cash	-	-
Net (decrease) increase in cash, cash equivalents	261	270

*	Exchange rates used for convenience translations were obtained from the foreign exchange rates published by the Federal Reserve Board

The most significant component of our cash flows from operating activities is our expenditure on Selling, General and Administrative Expenses.

Indebtedness

Overview

As of December 31, 2024, our total outstanding debt was € 2,014,028.

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Quantitative and Qualitative Disclosures About Market Risk

Risk Management

In the ordinary course of our business we are subject to various types of market risks, including interest rate risks and foreign exchange risks, over which we have no control and which may adversely affect the value of our financial assets and liabilities and our future cash flows and profits. As a result of these market risks, we could suffer a loss due to adverse changes in interest rates or foreign exchange rates.

Our risk management policy is aimed at assessing our potential for suffering losses and their compounded impact, and at mitigating our exposure to changes in interest rates and foreign exchange rates.

Interest Rate Risk

We have market risk exposure to changes in interest rates. We minimize our exposure to interest rate risk by borrowing funds at fixed rates or entering into interest rate swap contracts where funds are borrowed at floating rates. This minimizes interest rate risk together with the fact that our investment properties generate a fixed income in the form of rental income which is indexed to inflation.

Under interest rate swap contracts, we agree to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Those contracts enable us to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract. The average interest rate is based on the outstanding balances at the end of the reporting period.

As of December 31, 2024, we did not have any variable rate debt outstanding or interest rate swap contracts outstanding.

Foreign Exchange Risk

As the company develops the activity in different countries, also works in US dollars in Panama, in pesos in Colombia and in Unidades de Fomento (UF) in Chile. The amounts registered as of December 31, 2024, were not significant.

Recent Accounting Pronouncements

For information about recent accounting pronouncements that will apply to us in the near future, see note to our audited consolidated financial statements included elsewhere in this prospectus.

Emerging Growth Company

We are an “emerging growth company” as defined in the federal securities laws and we will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1.235 billion (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act. Therefore, we expect to continue to be an emerging growth company for the foreseeable future.

An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure in this prospectus;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	exemption from mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements (auditor discussion and analysis).

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

Foreign Private Issuer

We are a “foreign private issuer” as defined in the U.S. federal securities laws. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations. In addition, our officers, directors, and principal shareholders are exempt from the “short swing” profit recovery provisions of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. However, Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Directors and officers will remain exempt from the short swing profit rules of Section 16 of the Exchange Act.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

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INDUSTRY AND REGULATORY OVERVIEW

Industry and Market

Middle class evolution

According to data from the World Bank, the middle class in Latin America has shown significant growth, increasing from representing 20% of the population in 2000 to 39% in 2024, marking a historic milestone. Experts attribute this growth to an increase in job creation and the incorporation of 70 million women into the labor market, significantly reducing poverty and strengthening the middle-class economy.

Source: 1) Statista, 2) World Bank: Document 1, Document 2

Despite the recent economic challenges, experts project that the recovery and growth of the middle class may continue in the coming years, provided that effective public policies are implemented to promote employment and improve labor conditions.

The increase in the middle class has led to a growing demand in the real estate sector, which plans to expand its offerings to meet the needs of the emerging middle class, which seeks affordable housing with high-quality standards. Currently, the supply is insufficient to meet this demand.

Housing Deficit in Latin America

The expansion of the middle class in Latin America has intensified the demand for adequate housing, revealing a persistent and multifaceted housing deficit across the region. According to CAF – Development Bank of Latin America and the Caribbean (CAF - Banco de Desarrollo de América Latina y el Caribe), the quantitative housing deficit-referring to the shortage of housing units-affects over 23 million people, predominantly in urban areas where housing demand outpaces supply. Simultaneously, the qualitative housing deficit, which encompasses dwellings with inadequate construction materials, lack of access to essential services, or location in high-risk zones, impacts more than 46 million individuals. This situation is exacerbated by rapid urbanization and demographic shifts, with the region’s population increasing from 168.3 million in 1950 to 660.3 million in 2022. Projections indicate that the population will peak at approximately 751.9 million by 2056, presenting significant challenges in ensuring access to adequate housing. Addressing these deficits requires comprehensive housing policies and coordinated efforts across various levels of government to accommodate the evolving sociodemographic realities of the region.

Source: Housing Deficit

According to BBVA Research estimates, the real estate market in the region could grow from $478 billion in 2024 to $712 billion in 2029, which implies a compound annual growth rate (“CAGR”) of 8.3%. This growth is mainly driven by two key factors: increased urbanization and the development of a more prosperous middle class. It is expected that by 2050, 90% of the population in Latin America will live in urban areas, compared to 82% today.

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The construction of infrastructure and housing in Latin America is crucial for the region to continue growing and developing economically. Some of its main impacts include:

●	Economic Growth and Employment: Contributing significantly to GDP growth and generating thousands of jobs in the construction, operation, and maintenance of real estate.

●	Attraction of Foreign Investment: Countries like Chile, Panama, and Colombia have also experienced significant growth in attracting foreign investment in the real estate sector. In Chile, economic stability and the regulatory framework have encouraged new large residential and commercial projects. Panama has stood out as a regional hub for investors, driven by its free trade zone and the expansion of its port and logistics infrastructure. In Colombia, sector reforms have modernized infrastructure, enabling the development of large real estate projects, especially in key urban areas like Bogotá and Medellín. Similarly, countries like Mexico and Brazil have received significant foreign investment in real estate projects, modernizing infrastructure and stimulating the market.

●	Urban Development and Modernization: Promoting infrastructure expansion, improving quality of life, and fostering the development of sustainable and technologically advanced cities.

●	Financial Stability and Middle-Class Growth: Facilitating the expansion of the middle class by providing access to homeownership and wealth accumulation.

●	Impact on the Capital Markets: In Chile, Colombia, and Panama, the real estate investment market has accelerated with the use of instruments such as real estate investment funds and private equity funds, which allow both small and large investors to access high-value residential and commercial projects. These financial vehicles-Real Estate Investment Funds (“FII”) in Chile; Real Estate Investment Trusts in Panama; and Private Equity Funds in Colombia-have democratized access to the sector, attracting foreign investment and diversifying investment options in growing real estate markets. Similarly, other countries in Latin America have democratized access to the real estate market for investors, such as Real Estate Investment Trusts (“REIT”s) in Mexico and FIIs in Brazil.

●	Resilience and Adaptability: Despite economic and political challenges, the real estate sector in Colombia, Chile, Panama, Mexico, Brazil, and Argentina has proven resilient, adapting to new demands and trends thanks to technological growth.

Demographic Dividend in Latin America

The average age of the population in Latin America has been increasing significantly in recent decades due to a combination of higher life expectancy and declining birth rates.

In 2020, according to the World Bank, the median age in Latin America ranged between 30 and 35 years, with projections indicating a continuous increase due to the decrease in the young population and the rising proportion of adults. According to the 2024 Demographic Observatory report by the United Nations Economic Commission for Latin America and the Caribbean (“ECLAC”), the region’s population has reached 652 million, and by 2050, the median age is expected to exceed 40 years in most countries of the region.5

This population aging, while presenting challenges, also offers an opportunity in terms of the “demographic dividend.” This concept refers to the economic advantage that can arise when a larger proportion of the population is of working age compared to dependents (children and the elderly). During this period, if leveraged properly through employment policies and investment in human capital, a country can experience accelerated economic growth, as more productive individuals generate higher income and contribute to the economy.

Working-age population and participation rate

Source: IMF - Demographic Estimates and Projections Database.

[5]	Source: Population Growth in Latin America and the Caribbean Falls Below Expectations and Region’s Total Population Reaches 663 Million in 2024, https://www.cepal.org/en/pressreleases/population-growth-latin-america-and-caribbean-falls-below-expectations-and-regions

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Opportunities and Challenges

Nearshoring: In the era of nearshoring caused by the post-COVID shift, the United States seeks to reduce its dependence on China by moving critical sector factories to closer regions.6 As The Wall Street Journal stated in 2023, a clear example of this trend is the record investment in factory construction in the United States, which reached $108 billion in 2022.7 This shift offers a growth opportunity for countries near the U.S., as long as they invest in human capital, health, education, and productive employment. Latin America could benefit from nearshoring due to its growing middle class and diversified economies.8 Additionally, some of these countries have strong relations and cultural similarities with the United Stares.

Increase in Foreign Direct Investment: According to the 2024 Annual Report on Direct Investments in Latin America and the Caribbean, in 2023, Foreign Direct Investment (“FDI”) in Latin America fell by 9.9% compared to the previous year, although it remained above the average of the past decade. In total, FDI reached $194.6 billion. In 2023, the region stood out for maintaining positive growth compared to Asia and Africa.9 When broken down by type of investment, FDI in Latin America was concentrated in key sectors such as manufacturing, which grew by 9%, and services, which accounted for 46% of total investments. In the Caribbean, investment often went into the tourism and real estate sectors. In terms of specific foreign investment, the purchase of housing and investment in hotels are classified under real estate and tourism reaching approximately $3.9 billion in 2022.10 This trend reflects a solid investment base, and although 2023 ended with sustained growth, investments are expected to continue rising in 2024, especially with the strengthening of demand in key tourist destinations in the region.

Chile - Macroeconomic and Regional Context

GDP and Economic Growth

Chile has stood out as a leading country in Latin America and the Caribbean, surpassing many nations in terms of per capita income and achieving one of the highest Human Development Indexes in the region. In 2023, it ranked fifth among 33 countries in Latin America in both nominal GDP and GDP at purchasing power parity prices, with Chile’s GDP per capita being the highest in Latin America.

Chile’s GDP Projections for 2025

GDP growth forecasts for Chile in 2025 range from 1.75% to 2.75%, with various financial institutions offering differing outlooks. The Central Bank of Chile projects growth between 2.0% and 2.75%, reflecting strong early-year performance. Itau Unibanco forecasts a moderate 2.5% growth, while BICE Inversiones has not issued an updated figure but is expected to align within this general range. S&P Global Ratings predicts 2.2%, and the OECD offers a slightly more optimistic 2.4%, citing improved investment and consumption. Meanwhile, the IMF and broader market analysts, including those cited by Xinhua, estimate a more conservative 2.0% growth. These projections suggest a consensus around 2.0% to 2.5%, driven by recovering exports, private investment, and cautious fiscal policy.11

Key Sectors

●	Electricity, Gas, Water, and Waste Management: Chile’s infrastructure sector remains a critical pillar for sustainability and resilience. By April 2025, the National Electric System (“SEN”) had a total installed capacity of 35.6 GW, with 11.05 GW (30.9%) coming from solar PV, and an additional ~5.05 GW (14.1%) from wind, while hydro, biomass, gas, coal, and diesel made up the rest. In 2024, Chile added 2.4 GW of PV capacity, bringing cumulative solar to 11.7 GW, and the market is projected to reach 10.15 GW in 2025 with a 20.8% CAGR through 2030. Solar generation now accounts for around 20.6% of electricity, with renewables overall contributing approximately 65.8% of the mix. However, transmission bottlenecks in the north risk up to 8 TWh of curtailment in 2025. Municipal water use and waste management continue climbing, though detailed 2025 figures are less transparent—ongoing projects aim to bolster capacity amid growing urban demand.[12]

[6]	Source: Nearshoring Shift Brings Production Hurdles Closer to Home,
https://www.wsj.com/articles/nearshoring-shift-brings-production-hurdles-closer-to-home-6fc418ee?gaa_at=eafs&gaa_n=
ASWzDAjZBlW6z528MkFbY-WQ88fE1DrTo4XohuTgl161ZMXfWJvGVdADlBIO&gaa_sig=mnZbjjdeZBG8MTyYEqoGn
VVUbmCkzuy2fJdu_8ZfeGrDxfrOplGc3AuJcSusRWMNoX7TK8; Building Resilient Supply Chains, Revitalizing American
Manufacturing, and Fostering Broad-Based Growth, https://bidenwhitehouse.archives.gov/wp-content/uploads/2021/06/100-day-supply-
chain-review-report.pdf?utm_campaign=20210610_Global_Manufacturing_Economic_Update_June_Members&utm_medium=email%E2%80%8B&

[7]

Source: America Is Back in the Factory Business,

https://www.wsj.com/articles/american-manufacturing-factory-jobs-comeback-3ce0c52c?gaa_
at=eafs&gaa_n=ASWzDAgk_e8qsBPO3ZcRcN_qfz8Ryf2LVCBUMppjSddbjROTkCBx0249JF0l&
gaa_sig=lWvV4_Lp29nBnVRClxHRwSBIIBmFeoASUdJqA54Ae5PGojEnyHiCZwVw2zrBAxZ9i3biFchuFnZHUudwl6as

[8]	Source: Nearshoring and green economy offer paths to higher growth for Latin America and the Caribbean, https://blogs.worldbank.org/en/latinamerica/nearshoring-green-economy-offer-paths-higher-growth

[9]	Source: ECLAC: Foreign Direct Investment in Latin America and the Caribbean Fell by 9.9% in 2023, but Amount Received is Above the Average in the Last Decade, https://www.cepal.org/en/pressreleases/eclac-foreign-direct-investment-latin-america-and-caribbean-fell-99-2023-amount; World Investment Report 2024, https://unctad.org/publication/world-investment-report-2024

[10]	Source: 2025 World Investment Report, https://unctad.org/system/files/official-document/wir2025_overview_en.pdf

[11]	Source: Unlocking Chile’s productivity growth, https://oecdecoscope.blog/2025/03/20/unlocking-chiles-productivity-growth/

[12]	Source: Chile plots path to two-cents solar by 2025, https://www.pv-tech.org/wp-content/uploads/legacy-publication-pdfs/5265d3fab5-chile-plots-path-to-twocents-solar-by-2025.pdf

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●	Housing and Real Estate Services: Chile’s housing and real estate sector continues its steady growth trend into 2025. After expanding roughly 43% between 2020–2023 (from $20 trillion to $29 trillion), representing about 23% of GDP in 2023, the market has stabilized. By mid-2025, residential property prices have increased 2.32% YoY, although inflation-adjusted values declined by about 1.7%. Q3 2024 saw 241,000 units sold in Santiago, indicating resilient demand. Nationwide, 2023 residential sales grew 10.3% to 44,929 units.[13]

Housing deficit

In Chile, the right to adequate housing is supported by the 1948 Universal Declaration of Human Rights and the 1966 International Covenant on Economic, Social, and Cultural Rights. While the country has made significant progress in reducing the housing deficit, significant issues remain. According to the 2018 Report of the Special Rapporteur on Adequate Housing, Chile has made substantial improvements in terms of homeownership and diversifying instruments to address the deficit, but a portion of the population has not experienced these benefits.

For 2024, the Chilean Chamber of Construction predicted the quantitative housing deficit in the country amounts to 939,009 homes. Additionally, the Ministry of Housing and Urban Development calculates that more than one million housing units are in inadequate conditions, such as slums and informal settlements, raising the total number of deficient homes to 1,469,122. This figure includes homes with overcrowding and a lack of adequate basic services and is measured within the framework of Sustainable Development Goal 11 and the 2030 Agenda.14

The deficit is most acute in the Metropolitan Region, which represents 42% of the total, with a need for nearly 400,000 homes. The central macrozone follows with 24%, and the southern macrozone with 23%. Compared to 2017, the deficit in the Metropolitan Region has increased by 17%.

Real Estate Market

Between 2002 and 2017, the average size of households decreased from 4.4 to 3.1 people, leading to an increased need for housing. This reduction in household composition has generated a significant rise in housing demand, as fewer people per household means the need for more housing units to accommodate the same population. Specifically, in 2002, a population of one million required 227,000 homes, whereas in 2017, the same population needed 322,000 homes, representing a 42% increase. This phenomenon has been accentuated by the rise in single-person households, primarily made up of young people choosing to live alone, which in turn contributes to greater demand for independent housing suited to their new lifestyle dynamics.

In recent decades, demographic changes in Chile have significantly affected housing demand and prices. The Chilean Chamber of Construction notes that urban population growth and the trend toward smaller households have increased demand, especially in densely populated areas.

Furthermore, there has been a rise in the number of small and medium-sized investors in the real estate sector, who seek to make a profit from their savings through property investments. These investors went from representing 10% of housing demand to 31% in 2019, marking a new trend in the real estate market.

[13]	Source: Chile’s Residential Property Market Analysis 2025, https://www.globalpropertyguide.com/latin-america/chile/price-history; Are Chile property prices going up in 2025? https://thelatinvestor.com/blogs/news/chile-price-forecasts

[14]	Source: Déficit Habitacional Distintas miradas ante un desafío común, https://centrodeestudios.minvu.gob.cl/wp-content/uploads/2024/01/Deficit-Habitacional-distintas-miradas-ante-un-desafio-comun.pdf

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As a result of these changes, housing prices in Chile continue to rise, presenting a challenge for families seeking to purchase property. Housing affordability, defined by the UN as spending less than 30% of disposable income on housing, has worsened in recent years. In 2011, 6.9% of households faced affordability issues, while by 2022, this percentage had increased to 13.7%, with the average housing expenditure rising from $142,094 to $349,833. This reflects an almost 100% increase in affordability problems over 12 years.

Source: Publication by the Chilean Chamber of Construction A.G. Management of Studies and Public Policies, March 2024.

Home Sales

Chile’s housing market is showing strong potential for strategic investment and growth in 2024 and beyond. In Greater Santiago, over 4,578 housing units were sold in the second quarter of 2024, with the northern sector, particularly Lampa and Colina, accounting for nearly 59% of sales, underscoring its role as a high-demand area with continued buyer interest.

Nationwide, more than 29,000 units were sold in the first three quarters of the year, and projections indicate that annual sales for 2024 will range between 45,000 and 49,000 units. These volumes highlight a resilient core demand for housing and suggest a solid foundation for sustained market activity.

Looking ahead through this second half of 2025, analysts anticipate a favorable scenario in which housing sales could grow by up to 8%, particularly if ongoing improvements in access to financing and housing supply continue. These indicators position Chile’s real estate sector, especially in key urban areas, as an attractive space for developers, investors, and lenders looking to engage in a market with clear medium-term growth opportunities.

In terms of prices, despite a 0.7% annual decrease as of June 2025, the total value of sales remained in the high range. In Greater Santiago, the average price per square meter of apartments is between $ 2,300 and $ 2,494, reflecting overall market stability. Price increases were observed in several mid-range segments, while the lower and higher value segments experienced declines. While precise breakdowns by size are not available, market data suggests that apartments in the 60 to 90 square meter range remain resilient, with prices consistent with the general market trend. For houses, the average price per square meter is approximately CLP 2.08 million, with general price stability after the historic peaks of late 2022. The only significant increase occurred in the upper-middle-class segment, which saw a moderate rise, while other segments, both intermediate and higher, showed downward adjustments in their prices.15

[15]	Source: Is it worth it buying property in Santiago in 2025? https://thelatinvestor.com/blogs/news/santiago-property; Santiago Metropolitan Region: housing price and price/m², https://www.properstar.mu/chile/santiago-metropolitan-region/house-price

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Panama - Macroeconomic and Regional Context

Gross Domestic Product (“GDP”)

Between 2004 and 2015, Panama experienced remarkable economic growth of 7.6% per year, becoming the country with the highest per capita income in Latin America. This growth has been driven by the expansion of the Panama Canal and strong private investment in infrastructure and real estate.

For 2024, Panama’s economy is expected to grow by 2.9%, surpassing the regional average. In the first quarter of 2024, Panama grew by 1.8% year-on-year, and construction sector also grew by 6.9%, thanks to infrastructure projects.16

Despite these advances, the energy supply remains a challenge: although around 97% of electricity generation comes from renewable sources, this only represents roughly 20% of total energy consumption. Additionally, approximately 155,000 households (or around 93,000 families in rural areas) still lack electricity access.17

Housing Deficit

According to a 2023 report from the Inter-American Development Bank, the national housing deficit is estimated at 150,000 residential units, representing approximately 14% of households in the country18. This deficit includes homes that need to be built (quantitative deficit) as well as those that need improvements in quality (qualitative deficit) and basic services.

The study highlights that, despite previous efforts to reduce the deficit, such as the implementation of financing programs and subsidies, the percentage of households with deficiencies has increased. It is estimated that approximately 30.6% of households in Panama face some type of deficiency, a significant increase compared to previous years.

Additionally, the Inter-American Development Bank report stresses that the housing deficit is not only due to a lack of housing but also factors like overcrowding and lack of access to basic services, directly impacting the quality of life for many Panamanian families.

As part of the government’s strategic plan, the Ministry of Housing and Territorial Development (“MIVIOT”) of Panama aims to reduce the housing deficit by 30%. One of the strategies is to implement investment plans with the support of the private sector, which would cover 57% of the goal, meaning the housing deficit of 31,018 units would be addressed in 5 years (6,204 units per year).

As shown in the following table, more than 50% of the housing deficit is concentrated in indigenous regions and the Panama Province, while the remaining 9 provinces and sectors represent less than 10% of the total national deficit. For example, Panama Oeste accounts for 9.8%, and Darién represents 2.5% of the total national deficit.

Province/Sector	Values	Total Housing Deficit	MIVIOT Strategic Plan Goal (2024-2029)	MIVIOT Strategic Plan Goal (Annual)
Indigenous regions	28.2%	50,760	15,228	3,046
Panama	24.7%	44,460	13,338	2,668
Other sectors (9)	47.1%	84,900	25,434	5,086
Total	100.1%	180,000	54,000	10,800

Source: Ministry of Housing and Territorial Development - Five-Year Strategic Plan 2024-2029

[16]	Source: Panama’s economic growth slows to 2.9% in 2024 after key mine closure, https://www.reuters.com/world/americas/panamas-economic-growth-slows-29-2024-after-key-mine-closure-2025-03-19/; Driven by Transportation such as the Canal, Panama’s GDP Grew by 5.2% in the First Quarter of 2025, https://newsroompanama.com/2025/06/19/driven-by-transportation-such-as-through-the-canal-panamas-gdp-grew-by-5-2-in-the-first-quarter-of-2025/

[17]	Source: Panama - Access To Electricity (% Of Population), https://tradingeconomics.com/panama/access-to-electricity-percent-of-population-wb-data.html; Electrification in Panama, Deep-Dive Analysis, https://energyalliance.org/wp-content/uploads/2025/05/Panama-Deep-Dive.pdf

[18]	Source: Inter-American Development Bank Annual Report 2023: The Year in Review, https://publications.iadb.org/en/inter-american-development-bank-annual-report-2023-year-review

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It is important to note that studies by MIVIOT in 2024 estimate that approximately 25,000 new homes are needed annually to address the existing deficit.

Real Estate Market

According to a Statista report, in 2024, Panama’s real estate market is projected to reach a value of 239 billion dollars. Between 2024 and 2029, the market is expected to experience a CAGR of 3.8%. Based on this growth rate, it is estimated that the market volume will reach approximately $287 billion by 2029, reflecting a positive trend in the development of the sector in the coming years.

Of the total market, the residential segment is projected to reach a volume of $187 billion by the end of 2024, accounting for 78.4% of the country’s total real estate market. Panama’s real estate market is experiencing a surge in foreign investment due to its attractive tax incentives and the growing tourism industry, including:

●	Tourism Incentives Law (Law 80 of 2012): This law provides tax benefits to companies that build new tourism facilities. Incentives include tax deductions and exemptions for a specified period. For example, up to $250,000 in incentives may be granted for new tourism-related construction.

●	Tax Exemptions: Foreign investors enjoy income tax exemptions and other tax benefits in various special economic zones, as well as in tourism-related projects and areas of economic development.

●	Free Zone Law (Law 32 of 2011): This regulation establishes a special regime allowing companies in free zones to operate with significant tax benefits, including exemptions from sales taxes and repatriation of profits.

●	Investor Visa Facilitation: Panama also offers an investor visa, making it easier for foreigners to settle and invest in the country, creating a favorable environment for the growth of the real estate sector.

Housing Sales

Regarding the real estate market in Panama City, prices per square meter remain elevated across high-demand neighborhoods. As of mid-2025, prime areas like Punta Pacifica and Punta Paitilla continue to see prices in the $2,500 – $3,000/m² range, with luxury or newer ocean-view units hitting the upper end of that spectrum—and older units starting closer to $2,000/m². San Francisco, including Coco del Mar, generally ranges between $1,500 – $2,700/m², consistent with earlier figures but reflecting strong interest in newer stock. In Costa del Este, the average has edged up slightly, now averaging $2,800 – $3,200/m², largely driven by limited supply and sustained demand for high-end ocean-view apartments.19

The most recent information from Indesa, 2023 reflects how the real estate market in Panama Norte has experienced significant growth, driven by key factors. Infrastructure improvements, such as metro expansion (line 2) and road connections, have enhanced access to areas like San Miguelito, Arraiján, and La Chorrera, making these locations more attractive to new residents and investors. Additionally, new integrated urban projects are being developed, combining housing, commerce, and entertainment services to meet the demand for a more convenient and accessible lifestyle tailored to the needs of younger generations.

[19]	Source: Panama Real Estate Market Report for Q1 2025: A Market in Transition, https://www.panamaequity.com/blog/panama-real-estate-q1-market-report/; Panama’s Residential Property Market Analysis 2024, https://www.globalpropertyguide.com/latin-america/panama/price-history; 16 statistics for the Panama City real estate market in 2025, https://thelatinvestor.com/blogs/news/panama-city-real-estate-market.

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Source: RESULTADOS 2023 PROYECCIONES 2024 CONVIVIENDA, https://convivienda.com/wp-content/uploads/2024/04/RESULTADOS-2023-PROYECCIONES-2024-CONVIVIENDA.pdf

The director of research and economic analysis at INDESA highlighted that in September 2023, average sales included 30,000 residences of 696 square meters in Costa del Este Business Park; 19,000 residences of 807 square meters in Panama Norte; 12,000 residences of 742 square meters in Loma Alegre; 34,000 residences of 465 square meters in Punta Pacífica; 8,000 residences of 798 square meters in Ocean Reef Islands; and 3,000 residences of 14 square meters in El Chorrillo.

Colombia - Macroeconomic and Regional Context

Gross Domestic Product (“GDP”)

In the last 15 years, Colombia has grown at an average annual rate of 4.1%, achieving a rapid reduction in the socioeconomic gap caused by inequality in access to resources and opportunities between different social classes. Between 2002 and 2018, poverty decreased from 49.7% to 27%, with the middle class now representing more than 50% of the population, indicating that more people are enjoying better living conditions and access to essential services. In the first quarter of 2024, Colombia’s GDP grew by 0.65%, similar to the growth of the fourth quarter of 2023 (0.3%). However, in the second quarter of 2024, growth was 2.1%. The Bank of the Republic projects an economic growth rate of 1.4% for the entire year of 2024.

According to a BBVA study, annual growth is expected to accelerate to over 3% in at least two quarters of 2025, driven by a higher supply of housing. BBVA Research forecasts that, in the short term, investment in civil works and improved consumption of goods will stimulate industrial production and machinery spending. Additionally, the low commercial supply will favor non-residential construction, improving housing sales in 2024, which will drive construction in 2025.

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Gross Domestic Product value added by economic activity at current prices (in percentages) 2023

Source: CEPALSTAT - Databases and Statistical Publications

In the last decade, the performance of GDP in the residential and non-residential construction sector has experienced significant volatility. In 2020, the subsector suffered a significant decline of 30.1% due to the pandemic. However, it showed a recovery in 2021 and 2022, with growth rates of 13.9% and 12.0%, respectively, accumulating over 4 trillion (equivalent to 20 trillion real pesos) each year. For 2024, a slight decrease of 2% is expected, influenced by a reduction in the initiation of new projects.

Regarding inflation and interest rates, inflation in Colombia has decreased from its peak of 13.3% in March 2023, reaching 7.2% annually in April 2024. The average inflation for the year is projected to be 5.6%, similar to pre-pandemic levels. Monetary policy shows signs of easing, with a possible reduction of the Bank of the Republic’s intervention rate to 8.5% by the end of 2024, which, along with the decrease in the 10-year TES rate, suggests a more favorable economic environment.

Housing Deficit

Colombia’s housing deficit is classified into qualitative and quantitative deficits, both of which have decreased in recent years. According to Colombia’s National Administrative Department of Statistics (“DANE”), between 2019 and 2022, the total deficit dropped from 32.8% to 30.4%, equivalent to 5.28 million households without their own homes. Of these, approximately 1.3 million require new construction. Between 2018 and 2021, the deficit also decreased by 1.8 percentage points (Ministry of Housing).

Projections from the Colombian Chamber of Construction (“CAMACOL”) estimate that in the next decade, 390,000 new urban households will be formed. To eliminate the quantitative deficit, around 520,000 homes would need to be built annually. A study by the Massachusetts Institute of Technology (“MIT”) and proptech La Haus suggests that 400,000 homes should be built annually, and investment in the sector should increase from 2.3% to 2.75% of GDP, which equals about $5.8 billion per year.

Real Estate Market

Colombia currently has a significant housing supply that allows citizens to access homes or apartments in all regions of the country. According to data from the CAMACOL, as of March, the total number of units reaches 166,595, of which 62% are social interest housing (“VIS”), and 28% are non-VIS. This reflects that social housing maintains an important share in Colombia, considering its lower value, which for this year is $195 million.

Furthermore, data from the association indicates that the VIS housing supply increased by 2.2% as of March compared to the same month last year. Overall, the stock of all properties has risen by 2.1% across all regions. Colombia maintains a significant housing offer in all regions, although this is more pronounced in the larger urban areas of the country. CAMACOL data reveals that the Bogotá - Cundinamarca area leads as the region with the most houses or apartments for sale, with 60,335 units (36.2%).

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It is followed by Antioquia (12.3%), Valle del Cauca (9.3%), Atlántico (8%), and the top five are completed by Bolívar (6.4%). Together, these five regions account for more than 70% of the homes available for sale in Colombia, making them key for households looking to purchase their own homes.

Housing Sales

The indicator for the sale of housing, based on the presale of units, sets a base scenario for 2023 with a 44.5% drop, translating to 131,794 units sold that year, 105,818 fewer homes than in 2022.

In line with this, for the middle scenario, it is expected that 2024 will also see negative performance in sales, with a decline of 11.9%, reaching 116,133 units. However, sales would register an 8.2% increase in a scenario with economic reactivation, as has been observed throughout the current year.

Regulatory Framework

Chile

Property Law: Chile recognizes both nationals and foreigners equally in property rights, with protections for various forms of industrial property.

Environmental Regulations: The country has enacted laws to strengthen environmental assessments and biodiversity conservation.

Data Protection: Chile’s data protection laws have been updated to align with international standards, enhancing privacy rights and regulatory oversight.

Panama

Property Law: Panama offers a dual system of property ownership and has enacted laws to protect real estate buyers, including regulations against advertising fraud and requirements for project approvals.

Environmental Regulations: The National Environmental Authority oversees regulations affecting real estate developments, ensuring compliance with environmental standards.

Anti-Money Laundering: Panama has implemented laws to combat money laundering, particularly in the real estate sector, to enhance transparency and investor confidence.

Colombia

Property Law: Colombia’s legal framework supports property rights and encourages foreign investment, with emphasis on transparency and investor protection.

Environmental Regulations: The government promotes sustainable development, with regulations supporting green investments and renewable energy projects.

Antitrust Laws: Colombia has strengthened antitrust regulations to ensure competitive market conditions, impacting various sectors including real estate.

Data Protection: The country has updated its data protection laws to enhance privacy rights and align with international standards.

Labor and Social Security: Colombia’s labor laws provide protections for workers, including regulations on employment contracts, social security contributions, and workplace safety.

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BUSINESS

Overview

We are a fully integrated, internally managed real estate development company with operations across Latin America. Our business model encompasses the entire value chain-from land acquisition and master planning to development, asset management, and operation of large-scale urban and mixed-use projects. With a European multidisciplinary management team and deep regional expertise, we strive to lead sustainable urban development throughout the region by incorporating global standards, ESG principles, and innovative real estate solutions tailored to market demands. As of September 30, 2025, our portfolio was comprised of 360 thousand square feet land bank.

Our current and prospective portfolio includes strategically located properties in urban growth areas across Santiago de Chile, Panama City and Cartagena de Indias. These locations are selected based on thorough socioeconomic and urban development analyses, considering their long-term potential for connectivity, infrastructure growth, and positive demographic trends. Through our commitment to vertical integration and local partnerships, we ensure operational efficiency, project viability, and adaptability to the social and urban context of each region.

We have pioneered the concept of sustainable micro-cities as a comprehensive response to the growing demand for first and second homes among Latin America’s expanding middle class and other strategic market segments. These micro-cities are designed not only to meet housing needs but also to address the challenges posed by unplanned urban growth in the region. By integrating residential, commercial, and public infrastructure within a master-planned environment, our developments offer a structured, resilient, and livable alternative to the fragmented and inefficient urban models that dominate many Latin American metropolitan areas. This approach positions us at the forefront of inclusive, scalable, and ESG-aligned urban development.

Our operations in Cartagena de Indias, began in 2024 and, despite being at an early stage, have shown promising initial performance indicators. Although we are still within the first year of implementation, we have laid the foundations for long-term value creation through a robust development strategy, strategic land acquisitions, and a clearly defined project pipeline. While historical financial metrics such as CAGR or earnings comparisons over multiple years are not yet applicable, early market response, pre-commercial interest, and the execution of purchase agreements for several parcels suggest strong future potential. As the project advances, we expect to gradually consolidate recurring income streams and measurable financial outcomes. Total projected revenues from preliminary agreements are estimated at over $ 1 billion.

As we continue to grow, we aim to consolidate our position as a category leader in sustainable real estate in Latin America, supported by a robust pipeline of future projects, a dynamic investment strategy, and a focus on value creation for all stakeholders. Our fully integrated model allows us to maintain high standards across all project phases while remaining agile in responding to evolving market and regulatory conditions. For more information about our portfolio and strategic vision, see “- Our Portfolio”.

Our Business Model

We have developed an investment strategy focused on its consolidation as a leader in infrastructure development and community building in Latin America for the growing middle class, to expand its operations in different regions. Its business model centers around the execution of sustainable real estate projects called microcities. These microcities represent a comprehensive approach to large-scale residential development, combining a high number of housing units with a wide range of recreational and commercial services, aimed at meeting the needs of an aspirational demand segment.

The projects include the management and maintenance of the necessary infrastructure to ensure the microcities function optimally.

In addition to housing construction, our business model includes the provision and maintenance of critical infrastructures, which serve as the foundation for the development and implementation of basic services such as electricity and drinking water networks. This approach not only improves the quality of life within the microcity but also promotes greater efficiency in resource management.

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We operate under an outsourcing model that prioritizes collaboration with professionals specialized in key areas for the development of sustainable microcities, such as construction, urban design, energy efficiency, and environmental management. The outsourcing process is carried out through a rigorous bidding procedure, involving at least three bidders. During this process, both the economic proposals and the track record of the bidding companies are evaluated. Critical aspects such as the professional team assigned by each company and the technical viability of the proposals presented are also analyzed. This method ensures transparency in selecting strategic partners and optimizes resources to achieve project goals efficiently and sustainably.

In a market characterized by its cyclical behavior, we have designed an international expansion strategy based on the strategic acquisition of land to accelerate the offering of its microcities. This approach not only addresses current macroeconomic trends but also ensures greater resilience against adverse economic cycles.

Similarly, we specialize not only in creating microcities but also in committing to sustainable real estate development that covers both construction and the environmental impact, as well as integration with the surrounding environment. This holistic approach allows us to lead in the creation of urban spaces that combine comfort and functionality with social and environmentally responsible practices. We expect a significant increase in the number of clients for its microcities, who will be offered services such as electricity generated from clean energy sources and comprehensive water conservation solutions.

In this sense, our business model is based on vertical integration, optimizing revenue generation and diversification. We generate income not only from the sale of homes but we also seek to establish recurring and predictable revenue streams through various services related to microcity management.

The main sources of income include the development of commercial and hotel projects, designed to generate sustainable long-term cash flows. Our plans to directly manage some of these projects; however, for those requiring additional specialization, we will outsource to sector-expert firms.

For commercial units, depending on the needs and scope of the project, we may delegate management to subcontracted companies. In the hotel sector, we will collaborate with renowned hotel operators, such as its alliance with Marriott International, Inc., where hotel management will be carried out in conjunction with Aimbridge Hospitality. This ensures that each unit not only meets the required quality standards but also maximizes its profitability potential.

This strategic approach will strengthen our financial position by promoting cohesive and sustainable microcity development, aligned with the interests of residents, merchants, and investors.

Furthermore, we will manage the supply of basic services within its microcities, such as electricity and drinking water, generating continuous revenue through the billing of these services. This combination of one-time and recurring income strengthens our financial stability and economic resilience, consolidating its market position.

To develop the planned projects, we expect an estimated investment of approximately € 734 million, distributed as follows:

●	€254 million for Colombia,

●	€75 million for Panama, and

●	€405 million for Chile.

We expect to have access to various sources of financing, with commercial bank credit being one of the most viable options. This financing will be used to cover direct construction costs, which will be triggered once 70% of the presales are reached. This practice, common in the region, reduces financial risk by ensuring a solid sales level before making significant investments in the project.

Therefore, the working capital generated from presales will be the main financial driver. This will be complemented with traditional bank financing, which in Latin America can offer up to 100% of construction costs.

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In addition to this, we may consider future capital raises with LDA, pursuant to the share subscription agreement dated September 13, 2024 which provides us flexible capital-based financing up to €20 million, through the subscription of ordinary shares of the company upon our request and under the conditions agreed in the subscription line. Similarly, we may also consider capital raises with other market participants. This could be complemented by the issuance of debt in the public market and other alternative financing sources.

Our Competitive Strengths

Diversified Land Portfolio and Geographic Expansion Strategy

We hold a strategically diversified land bank in key high-growth areas, including the outskirts of major Latin American cities such as Santiago de Chile, Cartagena de Indias, Panama City and others. These locations are carefully selected based on rigorous macroeconomic and urban development analysis. Our future investment strategy is driven by geographic diversification and adaptability to the specific socio-economic, regulatory, and urban realities of each market. Product typologies and development models are tailored to local demand-ranging from middle-income residential solutions to branded residences and tourism-oriented assets-ensuring relevance, resilience, and long-term value creation.

Professional Management.

The responsibility for managing investments throughout the entire business cycle lies us, facilitating comprehensive control over the development of the projects:

●	Analysis of attractive prospective investments.

●	Development of construction designs and community planning.

●	Coordination, maintenance, and internal control of the professionals involved in the development of the projects.

●	Management and control of construction budgets.

●	Management and control of execution timelines.

●	Proven experience in marketing tasks.

●	A professional team of technicians and managers within the Company.

●	A budget dedicated to investment in technology and management tools to maximize efficiencies.

It is important to highlight that, as of the date of this prospectus, we are developing three microcities in Chile, Panama, and Colombia, adapting the property typology to the specific needs of each market.

Geographic concentration by residential units: It is distributed as follows: 51% Chile, 10% Panama, 39% Colombia.

Vertically Integrated Business Model

We operate under a vertically integrated structure that encompasses the full real estate value chain - from land acquisition and master planning, to project development, marketing, and long-term asset management. This model ensures efficiency, cost control, and consistent quality across all stages, while maximizing value creation and enabling us to swiftly adapt to market conditions and client demands.

Multidisciplinary Expertise Enabling the Implementation of Innovative Know-How

We leverage advanced construction technologies and a multidisciplinary management team to drive innovation and efficiency across all phases of development. Our team, composed of European professionals with proven experience in Latin America, brings together deep know-how in real estate, finance, engineering, architecture, and sustainable development. This unique combination of global perspective and local understanding enables us to implement cutting-edge solutions, optimize supply chains, and deliver high-quality, sustainable projects that respond to the region’s specific challenges and opportunities.

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Market-Aligned Urban Housing Solutions with a ESG Commitment

We have developed an urban model that directly addresses the growing demand for both first and second homes among the expanding Latin American middle class and other specific market segments. This demand-driven approach has led to the creation of the microcity concept-integrated urban developments that combine residential, commercial, and social infrastructure within a sustainable and scalable framework. The model is rooted in a deep understanding of local dynamics and guided by ESG principles, with the social pillar playing a fundamental role. By aligning urban planning with regional needs and sustainable development objectives, we position ourselves at the forefront of responsible and high-impact real estate investment in Latin America.

Our Strategy

Develop, sale and improve our current portfolio

We aim to position ourselves as a reference in the Latin American real estate industry through the continuous development, commercialization, and enhancement of our current portfolio. Our projects are conceived with a deep understanding of market dynamics, urban development needs, and client expectations, ensuring high-quality, market-aligned solutions with a strong commitment to eco-efficiency and sustainability. We are dedicated to creating long-term value through a robust management model and an experienced team that provides tailored, professional service. Our approach is guided by a process of continuous improvement and adherence to international standards of quality, including the ISO 9001:2015 framework, ISO 45001:2018 and others.

Invest and divest for continuous value creation

As part of our long-term strategy to optimize and strengthen our portfolio, we actively identify regions, industries, and emerging markets where our integrated development model can generate meaningful value. We focus on opportunities where tailored real estate concepts-such as our microcity developments-can address specific structural needs, including housing deficits and infrastructure gaps.

Our developments are conceived with a comprehensive and future-ready approach, integrating high-quality design, sustainable construction standards, and flexibility to meet evolving market demands. Where applicable, our assets may include infrastructure for renewable energy generation, efficient resource management, and environmentally responsible building practices.

2025-2027 Accelerated Growth Plan

Our medium-term strategic vision defines an accelerated growth plan for the 2025-2027 period, aimed at consolidating our regional presence and capitalizing on the successful implementation of our integrated development model. This plan includes the launch and execution of two projects by year including new countries as Costa Rica and The Dominican Republic. These projects are designed for creating value through strategically located in partner with our strategic allies.

Our Portfolio

Microcity Projects

We continuously evaluate new development opportunities and land acquisitions aligned with our strategic vision, including residential and mixed-use projects in high-potential locations across Latin America. As of the date of this prospectus, we are advancing the development of several master-planned communities and tourism-focused assets, supported by long-term partnerships with globally recognized brands. These projects reflect our commitment to sustainable growth, design excellence, and value creation for investors and local communities alike.

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The table below summarizes our real estate projects under development at our existing bank of land as of September 30, 2025.

Project	Location	Area	Total expected investment	Expected Completion Date	Type of residence	Projected accumulated sales
	(in square feet) (Millions $)					(Millions $)
South America		362,000	734			0
Lipangue	Santiago de Chile, Chile	160,000	405	2035	First and second residence	0
Laguna Grande	Cartagena de Indias, Colombia	165,000	254	2032	First and second residence	0
Central America
Panama Norte	Panama City, Panama	37,500	75	2030	First residence	0

As of the date of this prospectus, the estimated valuation of our portfolio exceeds $            , including land holdings, partially developed assets, and strategic reserves designated for future residential and mixed-use developments. This valuation reflects both the current market value of our assets and the progress achieved in key infrastructure and planning milestones. Independent appraisals have been conducted by leading international firms to ensure transparency and consistency in the assessment of our portfolio’s value.

Santa Ana in Chile - Lipangue Project

Location

The Lipangue project is located 20 km from downtown Santiago, Chile, and 10 km from the municipality of Lampa, which is part of the Santiago Metropolitan Region and administratively belongs to the Province of Chacabuco. Additionally, it is situated 120 km from the port city of Valparaíso and 19 km from the Arturo Merino Benítez International Airport.

Lipangue spans an area of over 100 hectares, of which 67.88 hectares are designated as “Priority Urban Development Areas (“AUDP”)” zones identified as priority areas for urban development in Chile. For Lipangue, these 67.88 hectares are allocated for the development of 2,000 residential units. The sellable area for this project amounts to 160,000 square meters.

Project Development Plan

The Lipangue project follows a vertical integration model that ensures control over every phase of the process-from constructing residential complexes and essential services to the design, planning, and building phases. The project is currently in the urban and infrastructure planning stage, intending to develop 2,000 residential units. The first pre-sale phase is projected for the fourth quarter of 2026.

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This project is designed to meet the needs of Santiago de Chile’s growing urban population, targeting the middle class and first-time homebuyers. It appeals to those seeking areas with quality infrastructure, connectivity, and services, offering an integrated and affordable living experience.

Lampa’s current connectivity, including access to Santiago’s downtown and business hub via Route 5 North, makes it an attractive option for families and individuals interested in townhouses, detached homes, or other horizontal construction types. Given Santiago’s population density, the northern part of the metropolitan area emerges as a viable alternative. Moreover, Lampa’s regulatory framework allows for controlled vertical densification, attracting the city’s growing aspirational middle class.

The project plan includes parks, commercial areas, sports zones, and essential infrastructure for public spaces such as main roads, bike paths, and pedestrian streets. As in all Santa Ana projects, basic services like water supply, sewerage, and electricity are also planned. Additionally, long-term maintenance and management of the micro-city are envisioned.

Integration and Sustainability Strategy

From SAGE Chile’s perspective, implementing sustainable measures is essential for ensuring a positive impact on the community and the environment. We are committed to creating resilient and inclusive infrastructure that facilitates efficient transportation and integrates accessible green and recreational spaces.

Key measures include conserving the natural watercourses surrounding the site and ensuring proper wastewater and waste disposal, which protects local ecosystems and promotes residents’ health and well-being. By fostering a sustainable and livable environment, SAGE Chile aims to position its project as a model for urban development through early planning, contributing to the community’s quality of life.

Land Zoning Plan

The Lampa region is located to the north of Santiago, Chile. It is known for its mixed urban and rural development. Over the years, it has experienced significant growth due to its proximity to the capital and the expansion of the metropolitan area. In this regard, Lampa has seen an increase in the construction of residences and infrastructure investment, as it has developed into an attractive option for those seeking to live near Santiago but in a less congested environment, taking into account the growing population demand within the municipality of Lampa and its surroundings.

Although there is currently no geographic planning instrument specific to the Lampa Community to regulate the development and growth of urban areas, regulation has been managed through the Santiago Metropolitan Regulatory Plan (“PRMS”), in effect since December 1997, when it incorporated the Chacabuco province, which includes the regions of Colina, Lampa, and Til-Til. This update introduced the concept of “conditioning” for this territory, establishing the ZUDC and AUDP zones, described below:

●	Urbanizable Areas of Conditional Development (“ZUDC”): Areas that are urbanizable but subject to specific conditions that must be met before development can take place.

●	Urbanizable Areas of Priority Development (“AUDP”): Urbanizable areas identified as a priority for development, with a focus on accelerating their urbanization and facilitating growth, located around existing cities. This is the regulatory framework applicable to the Lipangue project.

This new approach aims to establish clear rules for megaprojects whose scale involves the creation of new cities. With this in mind, the land where the Lipangue Project is located is within the urban expansion boundary and falls under the regulations of the AUDP, characterized by being areas prioritized for urban development. This promotes an optimal environment for the rapid development of the project and defines a niche market focused on first-time housing.

It is important to note that the regulatory plan applicable to the Lampa region includes updates to land use planning as well as building and subdivision regulations. Specifically, for the municipality, which previously only had one urban area, new urban boundaries were defined for the localities of Batuco, Sol de Septiembre, and Estación Colina, as well as an expansion of the urban limit in the Lampa locality.

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Currently, the Santiago Metropolitan Regulatory Plan encompasses the entire land within the urban expansion boundaries classified as AUDP, which is shown in the image as the yellow area. This plan also designates parallel areas for metropolitan and intermunicipal parks. Border areas are considered ecological protection zones, with controlled development and areas exclusively for agricultural use, contributing to sustainable development and the preservation of the natural environment.

Image - Metropolitan Regulatory Plan of Santiago Applicable to the Lipangue Project Site

This plan, with its updates on land use zoning as well as building and subdivision regulations, opens new opportunities for Santa Ana in the development of microcities. The definition of new urban boundaries in Batuco, Sol de Septiembre, and Estación Colina, along with the expansion of the urban limit in Lampa, allows us to explore strategic land for the growth of real estate projects. These modifications may facilitate the construction of housing and infrastructure necessary to attract new investments.

Preliminary Design of the Lipangue Project

Considering urban growth and the planning needs for real estate development in the area, the contemporary preliminary design proposed for the Lipangue Project harmoniously integrates with the central spaces of the urbanization, such as sports and recreational areas. This interconnection not only strengthens the project’s cohesion with its surroundings but also promotes the conservation of green and safe spaces, achieving a balance between development and environmental preservation.

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Santa Ana in Panama - Panama Norte Project

Location

The Panama Norte project is located 20 kilometers from downtown Panama City, in the San Miguelito District, which administratively belongs to the Province of Panama. It is situated 12 km from Tocumen International Airport and 70 kilometers from the city of Colon.

Panama Norte spans an area of over 12,000 square meters, all of which is designated for high-density residential use. The sellable area for this project amounts to 37,500 square meters.

Project Development Plan

The Panama Norte project follows a vertical integration model that allows us to control every phase of the process, from design and planning to the construction of residential complexes, associated services, and the future management and administration of the microcity. Currently, the project is in the urban planning and design stage, aiming to develop 600 residential units, with the first pre-sale phase scheduled for 2025.

Panama Norte is a mixed-use project that incorporates various residential typologies, primarily vertical construction, catering to diverse demand profiles. It offers a secure and harmonious environment surrounded by nature, ideal for middle and upper-middle-class families in Panama City looking to purchase their first home, as well as foreign residents seeking a second home.

In addition to housing construction, the project includes developing infrastructure for essential public services, such as water supply and electricity, ensuring the full functionality of all project phases. The site is equipped with first-class infrastructure and high-density residential zoning, given its location within the metropolitan area of Panama. As stated, the sellable area is 37,500 square meters, primarily allocated to housing construction, with the remainder designated for recreational spaces such as playgrounds, swimming pools, and multipurpose halls.

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Integration and sustainability strategy

SAGE Panama is committed to implementing sustainable measures in the project’s development, focusing its strategy on optimizing the distribution and storage of water and energy resources. Since the site already features first-class infrastructure, planning emphasizes optimization systems for the long-term management of water and energy resources, considering the surrounding area. Additionally, as the site falls under the current Territorial Planning Plan of the Panama District, and the growth of the San Miguelito District will also adhere to the guidelines of the Local Territorial Planning Plan, SAGE Panama will prioritize its corporate social responsibility activities in actively managing and monitoring surrounding areas of influence. This ensures that planning processes prioritize the conservation and protection of the environment and native species.

The measures adopted will not only contribute to the sustainability of the local ecosystem but also enhance community resilience, providing a healthier and comfortable environment for all residents.

Land use planning for the project site

Under the regulations of the Local Land Use Plan, the site is classified primarily as a high-density developable area, allowing for duplexes, multifamily housing, and row housing developments. The maximum density and minimum square meters for each zoning designation are as follows:

Zone Code	Land Area	People per 10,000
	(in square meters)
RM:	600	600
RM-1:	600	750
RM-2:	800	1,000
RM-3:	800	1,500

Multifamily Residential (RM) areas are categorized as follows:

●	High-Density Residential (RM) and (RM-1): Permitted uses; construction, reconstruction, or modification of multifamily buildings, duplex houses, and row houses. Complementary constructions such as educational, religious, institutional, cultural, philanthropic, healthcare buildings, and offices will be allowed, provided these structures do not cause harm to neighbors or adversely affect the multifamily residential character of the area. Commercial establishments on the ground floor of buildings for the sale of general consumer goods are permitted. Compatible uses: small sheds, storage units, huts, swimming pools, as long as these uses, and their structures do not harm neighbors or affect the residential character of the area. Net density: 600 inhabitants/hectare. Minimum lot area: 600 square meters per apartment building. Maximum occupancy area: 60% of the lot area. Minimum free area: 40% of the lot area.

●	High-Density Residential (RM-2): Permitted uses: only the construction, reconstruction, or modification of multifamily buildings, duplex houses, and row houses is allowed. The construction of educational, religious, institutional, cultural, philanthropic, healthcare buildings, and offices is permitted, provided these structures do not harm neighbors or adversely affect the multifamily residential character of the area. Commercial establishments on the ground floor of buildings for the sale of general consumer goods are allowed. Compatible uses: small sheds, storage units, huts, swimming pools, as long as these uses, and their structures do not harm neighbors or affect the residential character of the area.Net density: 1,000 inhabitants/hectare. Minimum lot area: up to 800 square meters per apartment building. Maximum occupancy area: 100% of the construction area with setbacks on the ground floor. Minimum free area: as determined by the application of setbacks.

●	High-Density Residential (RM-3): Permitted uses: the same as for RM-2 Compatible uses: the same as for RM-2. Net density: 1,500 inhabitants/hectare. Minimum lot area: 800 square meters per apartment building. Maximum occupancy area: 100% of the construction area with setbacks on the ground floor. Minimum free area: as determined by the application of setbacks.

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Additionally, a smaller percentage is designated under the combined residential zone classification, allowing for the construction of common areas for recreation, social spaces, green areas, or garden spaces that create a pleasant living environment while preserving the natural surroundings.

The urban development of the San Miguelito district will be influenced and driven by infrastructure projects such as the construction of the cable car system, which will further enhance connectivity in the area. In this context, the government has planned an administrative territorial planning plan for the future, which will allow for the proper organization of the projected construction perimeters in San Miguelito.

Preliminary Design of the Panama Norte Project

In this context, the urban concept of the Panama Norte project creates an image of a contemporary city with high architectural quality, giving the development a distinctive identity. The Caribbean focus is emphasized, with special attention to the landscape and integration with nature. Water preservation and management are key aspects, and urbanization will be organically organized to harmonize with the natural surroundings.

Santa Ana in Colombia - Santa Ana Barú Club Project

Location

The Santa Ana Barú Club project is being developed in the city of Cartagena de Indias. The Santa Ana Barú project is located 30 km from the center of the coastal city of Cartagena de Indias. It administratively belongs to the Santa Ana corregimiento, in the Bolívar department, under the jurisdiction of Barú Island, and is situated 35 km from Rafael Núñez International Airport.

The project covers an area of over 40 hectares, of which 10.8 hectares are designated for building land. Additionally, the sellable area associated with this project amounts to 165,000 meters.

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Project Development Plan

This project follows a vertical integration model that will allow control over each phase of the process, from the construction of residential complexes and associated services to the execution of design, planning, and construction.

It is currently in the design phase and marketing strategy development for the construction of more than 1,500 residential units. The first pre-sale phase is projected for the second quarter of 2026.

Santa Ana Barú Club Project - Cadastral Map of Barú Island

The project is aimed at the growing urban middle-class population of the main and intermediate cities along the Colombian coast, interested in first homes with spacious areas that provide security and uninterrupted, high-quality basic services. It also includes homes with recreational and commercial environments, featuring recreational and sports areas for both children and adults, as well as commercial premises.

Additionally, a second market niche is identified: the aspirational population seeking a second recreational home, consisting of residents from major cities in the country and foreigners interested in real estate investments.

To enhance its appeal, through its subsidiary SAGE Colombia, Santa Ana signed a franchise agreement with Marriott International, Inc. (“Marriott International”), one of the largest hotel chains globally. This collaboration allows us to consolidate its presence in the hotel sector and contribute to the development of sustainable microcities.

As part of the partnership, Marriott International has granted Santa Ana a license to build and operate a hotel under its Courtyard Resort brand standards. The management of this hotel will be carried out by Santa Ana in collaboration with Aimbridge Hospitality, a well-known hotel management company that operates over 1,500 properties worldwide. Aimbridge Hospitality specializes in maximizing the profitability and performance of hotels, providing a comprehensive approach to operational management, marketing, and customer service. This partnership ensures that the hotel will meet the high-quality standards and service that define the Marriott brand.

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The hotel will be located within the Santa Ana Barú Club project, marking the first Marriott International resort on Barú Island and the first Courtyard Resort in Colombia, with a capacity of 180 rooms.

The hotel’s common areas are designed to complement the leisure spaces within the project and will be available to all owners or tenants, offering a special category of residential accommodation with the luxury and quality distinctive of the hotel brand.

In this regard, the common areas of the project include commercial areas, private beaches, a social club, and a hilltop viewpoint. These features will add significant appeal to the project by providing high-quality services and entertainment for the residents of Santa Ana Barú Club.

Integration and Sustainability Strategy

In the development of the project in Colombia, SAGE Colombia is committed to implementing sustainable measures that create environments in harmony with nature and preserve non-urbanized and non-developable areas. This approach includes the creation of protection and conservation areas on the land, which is a strategic pillar of the initiative. To ensure the correct conservation and recycling of water resources within the urban complex, advanced water filtration technologies and biodegradable materials for treatment will be incorporated.

Furthermore, SAGE Colombia plans to foster the growth of surrounding areas, particularly those dependent on the tourism sector, through direct support to local communities and the formation of strategic partnerships. This approach will not only benefit the communities but will also enrich the project by integrating the local population into the development process and ensuring a positive impact on the regional economy. In this way, we position ourselves as an agent of change that promotes sustainability and social cohesion.

Land use planning of the project site

The 2023-2035 vision for the city of Cartagena focuses on the development of a sustainable territory where the population enjoys a high quality of life, maintaining a harmonious relationship with the environmental and heritage surroundings, and effectively managing risks. This goal is framed within the Territorial Planning Plan (2023-2035), which is currently in the formulation process, with adoption expected to begin in mid-2025. The proposed territorial occupation model recognizes the functional interactions between districts and metropolitan areas, addressing urban, rural, and island territorial facts. The plan articulates these elements through the use of water as a structuring factor and a catalyst for tourism, port, and industrial activities, in synergy with the region’s cultural, ethnic, and heritage richness. Additionally, it will integrate with the Main Ecological Structure to protect and conserve the environmental system, contributing to a resilient territory that adapts to climate change and revitalizes itself.

The plan also aims to enhance land use for compact development, supported by the consolidation of urban and rural centralities. This will diversify the supply of goods and services and will be coordinated through a multimodal transportation system that will improve mobility and connectivity, promoting a balanced and sustainable territory that grows in harmony with its environment.

With these measures, we have a strategic opportunity to align our microcity projects with the sustainable development goals set forth in the Territorial Planning Plan (“POT”). The plan’s focus on promoting sustainability, with efficient risk management, presents a favorable scenario for Santa Ana, which prioritizes the creation of self-sufficient and sustainable communities. By incorporating ecological construction practices and resilience against environmental risks, we will not only comply with the POT alignment but also gain competitive advantages in the market, especially in rural and island areas, where the plan proposes expansion.

However, it will be crucial for Santa Ana to adjust its projects to emerging regulations and effectively manage associated risks. This will allow us to capitalize on the development potential without facing regulatory or environmental setbacks, solidifying its role in the modernization of Cartagena’s urban infrastructure.

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Preliminary design of Santa Ana Barú club

For this project, the landscape treatment that integrates architecture with nature becomes a significant added value, through the incorporation of water elements and high-quality architecture to enrich the environment. In a condominium of this nature, Santa Ana sees it as essential to offer a variety of products with different typologies to meet the diverse needs and preferences of the residents.

Geographic and Industry Diversification

We consider that we have assembled a high-quality portfolio of residential and mixed-use projects strategically distributed across three key Latin American markets: Chile, Colombia, and Panama. This geographic diversification allows us to capture the unique dynamics and growth potential of each country, while mitigating market-specific risks. Our developments are located in areas with strong urban growth, increasing tourism appeal, and expanding middle-class populations, which together drive sustained demand for quality housing and integrated urban spaces. These fundamentals reflect our commitment to long-term value creation and sustainable urban development across the region.

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Future projects

We have defined a strategic vision clearly oriented towards the expansion and development of the real estate sector in the region. Our goal is to strengthen our international presence, with a business plan focused on regional diversification through the opening of new geographies. Accordingly, we aim to deploy around eight strategically located real estate projects between 2024 and 2028. This plan may be modified based on the strategic opportunities we identify.

Our expansion plan reflects a solid commitment to sustainable growth and diversification of its portfolio, maximizing its presence in the global market. With this plan, we seek not only to increase its operational capacity but also to consolidate its position as a key player in the industry.

It is worth noting that each project is carefully selected to align with market trends and environmental demands, ensuring effective execution and making a significant contribution to our growth. This strategic approach will ensure the development of projects that generate the greatest value for their communities and investors, underlining its commitment to growth and portfolio optimization.

To expand our portfolio, we use a selection method designed to ensure that each selected project maximizes return on investment, minimizes risks, and aligns with strategic growth and sustainability objectives. The processes involved in the selection method are:

Macroeconomic Market Studies

For each potential project, macroeconomic market studies are carried out to analyze the general economic conditions of the country or region in which it will be developed. These studies assess key indicators such as:

●	Economic growth and political stability

●	Trends in real estate demand and supply.

●	Interest rates and access to financing.

●	Sales and rental price behavior.

●	These analyses help determine whether the macroeconomic conditions are favorable for developing new projects and their potential to generate sustainable long-term returns.

●	Scoring model

●	This model evaluates various key criteria, assigning a weighted score that prioritizes projects offering the best financial and strategic prospects. The criteria include:

●	Projected profitability: Return on investment, expected cash flow.

●	Associated risk: Evaluation of financial, technical, legal, and operational risks.

●	Portfolio impact: Geographical diversification, project typology.

●	Technical feasibility: Land quality, existing infrastructure.

Projects of Reference

An exhaustive analysis of reference projects in the same geographic area is conducted. This analysis aims to compare the proposed project with similar successful developments, to understand factors such as:

●	Demand and customer types: Specificities according to development type: residential, tourist, commercial.

●	Sale prices and profitability: Evaluation of comparable projects.

●	Market absorption time: The period required to sell or lease all units.

These benchmarks ensure that the selected projects can effectively compete in the market and offer a differentiated value proposition.

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Socioeconomic Analysis

A key element in selecting new projects is the socioeconomic analysis of the area, which provides information on the demographic and social characteristics of the area where the project will be developed. This analysis includes:

●	Demographic profile: Age, educational level, and family structure.

●	Income level: Purchasing power of the area’s residents.

●	Available infrastructure and public services: Transportation, education, and healthcare.

●	Urbanization trends: Population growth and development of nearby areas.

This study not only helps identify potential project demand but also allows adapting the design and features of real estate development to meet the specific needs of the local population.

Furthermore, socioeconomic analysis is crucial for detecting opportunities for strategic alliances with local actors, such as construction companies, service providers, and local governments. These alliances facilitate project development and improve our integration into the social and economic environment of the area.

The comprehensive and intersectional analysis of the reports generated in each of these processes by our management team, considering their extensive experience in the sector and the region, enables strategic project selection.

Our Buyers Base

As of the date of this prospectus, we do not have clients as the projects under development have not yet entered the sales stage. However, due to the nature of the business model, various potential customer segments have been identified for each project in the portfolio, tailored to the characteristics of each market and geographical region. It is estimated that the majority will be individual customers, with a balance of approximately 90% individuals and 10% B2B.

Diversification Across Industry Sectors

In line with our business model and long-term development strategy, a segmentation of potential clients has been carried out for each of the projects currently in the portfolio. Although none of the projects have reached the sales stage as of the date of this Information Document, the segmentation considers socioeconomic trends, regional demand drivers, and the unique attributes of each project, resulting in a clear identification of the key client profiles likely to drive future sales.

Identified Potential Clients

The main potential customer segment for residential developments consists of the growing middle class in major Latin American cities. There is projected increasing demand for high-quality, affordable housing in these areas.

For projects that include tourism services, such as hotel complexes, the potential clients include both national and international tourists from Europe, the U.S., and Canada. This is due to the international recognition of the hotel brands associated with the projects. These markets seek exclusive experiences and high-end properties in emerging destinations.

This segment targets foreign investors interested in real estate investments in Latin America. These investors seek properties offering exclusive services and amenities in prime locations.

Asset Selection Rationale

In addition to managing our current projects, we actively pursue the development and acquisition of new land assets. Our senior management team, in coordination with regional leadership, has assembled a geographically diversified portfolio of strategically located land parcels, selected for their high development potential and alignment with market demand. The land we target for acquisition or development is generally characterized by: (i) having physical and regulatory conditions that allow for high-quality, large-scale developments consistent with international design and engineering standards; and (ii) offering strong prospects for long-term value creation through alignment with end-user demand, particularly from reputable and creditworthy developers, operators, or various tenants (iii) being situated in locations with strong current or potential future connectivity, prioritizing areas situated along key trade corridors, urban growth clusters, or other zones of strategic relevance. In cases where infrastructure is still under development, the selected sites demonstrate clear long-term potential for urban expansion and infrastructure deployment, reinforcing their suitability for sustainable and integrated real estate development.

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Due Diligence Process

Our due diligence process prior to land acquisition and project structuring involve a comprehensive analysis of all material information available. This process is essential to ensure the feasibility and integrity of the development, and is conducted in coordination with our local and international allies. The closing of the acquisition is subject to internal corporate approvals and contingent upon the verification and delivery of key documentation by the seller, including:

●	updated master plans and technical specifications aligned with our development concept;

●	third-party environmental, geological, and geotechnical reports, including preliminary and follow-up site assessments;

●	legal due diligence on title, property history, existing liens, and insurance coverage, supplemented by external title searches;

●	verification of zoning regulations, licenses, and municipal and environmental permits;

●	analysis of property-level financial information, when applicable;

●	review of any existing contractual obligations or land use agreements; and others.

Outsourcing of Certain Services Including Construction

We hire local construction, design and engineering firms based on certain essential criteria, including their recognized experience in building our proposed developments, goof relationships with suppliers, employment of recognized construction and engineering techniques, a high level of technical rigor and quality, and timely delivery of developments. We hire construction design and engineering firms on market terms and conditions and set compensation for those firms based on a predetermined percentage of the total cost of the work or services provided. To guarantee transparency in the selection process, our internal engineering and project management team structures and organizes a competitive bidding process baded on price, time estimated to complete the project and technical quality.

We seek to utilize materials and technologies in our developments that permit us to offer rapid, creative, economical and high-quality solutions to our clients. We supervise the entire construction process to rationalize production, maximize productivity, mitigate waste and support the quality of the developments. The entire construction process of the projects we develop is monitored internally by our employees who seek to anticipate any problems that could arise.

Comprehensive Sustainable Development

Our comprehensive and sustainable planning and development includes specific actions at every stage of the microcities’ development. These actions not only optimize and enhance process efficiency but also consider the indirect effects of the our activities on social, economic, and environmental domains.

In this regard, and based on the social realities of Latin American cities, we place special emphasis on the social aspects of sustainable practices. Consequently, one of the pillars of our sustainability strategy is Sustainable Development Goal (“SDG”) 8, promoted by the United Nations (“UN”) as part of the 2030 Agenda. This agenda, adopted by all UN member states in 2015, establishes a set of 17 global goals aimed at addressing the major challenges the world faces, including poverty, inequality, and climate change. SDG 8 seeks to promote inclusive and sustainable economic growth, full and productive employment, and decent work.

To this end, we complement our projects by supporting small and medium-sized local enterprises, promoting formal economies in countries with high levels of informality, protecting labor rights, and creating safe work environments through rigorous monitoring and oversight of subcontracted companies, from their selection to contract execution.

Legally, we ensure the existence of effective collateral security for the Company as a contracting entity, as well as for its affiliated entities and their employees.

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In alignment with this approach, we integrate a sustainability strategy into each project, with the primary goal of creating environments that improve the quality of life of residents through high-quality infrastructure and services, as well as safe and resilient spaces. Similarly, these strategies consistently aim to foster and support the social and economic development of nearby communities through actions tailored to their real needs.

From the perspective of the development of microcities, sustainability actions begin with the acquisition of land, where socio-environmental impact assessments are conducted, and mitigation and action plans are designed. These actions extend to the integration of resilient infrastructure, high-quality public services, and urban maintenance strategies, such as water conservation and self-sufficiency.

Infrastructure development involves adopting practices like Building Information Modeling (“BIM”), a methodology based on creating and managing digital models of infrastructures throughout their lifecycle. This approach enables project monitoring from its earliest stages to optimize design efficiency and assess the energy and environmental performance of buildings from early phases. We subcontract this service to top-tier certified engineering and architecture firms carefully selected in the countries where we operate.

One of the elements enabling us to achieve comprehensive and sustainable urban development, beyond vertical integration, is its long-term vision for its projects. This vision is a key element in ensuring the durability of its social responsibility actions, which are deeply linked to urban activities. By adopting a long-term approach, we aim to effectively integrate systems and technologies adapted to the specific characteristics of Latin American lands, promoting sustainable solutions that respect the local environment and optimize resources.

Additionally, due to the large-scale nature of our projects, they require a presence exceeding five years. This allows not only for optimizing processes from the ground up for the benefit of future residents but also for generating recurring income beyond real estate sales. This approach facilitates comprehensive development management and the implementation of long-lasting infrastructures, ensuring a positive impact on both the community and the environment.

As an example, sustainability within sustainable real estate development varies significantly across our projects due to the geographic and regulatory differences of the cities where the land is located:

In Panama, the sustainability strategy focuses on optimizing the distribution and storage of water and energy resources. This is achievable through the top-tier infrastructure of the urbanization, providing high-quality basic services. However, the region is in the process of formulating its land-use plan, which involves responsibilities for the project’s surrounding areas of influence. This includes the need to accompany planning processes with a focus on environmental conservation and the protection of the area’s native species.

In Chile, beyond establishing public service infrastructure, the strategy prioritizes developing resilient and inclusive infrastructure that facilitates efficient transportation and integrates accessible green and recreational spaces. Additionally, particular attention is given to the proper disposal and management of wastewater and other waste to protect natural water courses.

In Colombia, sustainability efforts will focus on creating environments in harmony with nature and preserving non-urbanized areas. The strategy will emphasize the protection and conservation of these zones to encourage the growth of adjacent areas dependent on the tourism sector.

Real Estate Development Cycle

The business cycle in real estate project development consists of several clearly defined phases, each with its own timeline that varies according to the project’s size, urban characteristics, the condition of the acquired land, and its specific needs. This comprehensive cycle aims to ensure effective planning and resource optimization throughout all stages of real estate development.

The process begins with land acquisition and the implementation of a legal strategy to secure exploitation rights.

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Next is the pre-sale phase, designed to generate interest and secure initial unit sales. This phase may overlap with the sales phase, during which the properties are marketed. The duration of this stage ranges from 12 to 18 months, depending on the project’s characteristics and target niche. Concurrently, the construction phase takes place.

Once construction is completed, the properties are delivered, and when applicable, managed. The duration of this phase varies depending on the project’s complexity and the number of units involved.

Since our model typically involves developing projects in areas of urban expansion and growth where planned development is required, the land is usually undeveloped.

In such cases, we implement a partial development plan for the land, designed from the initial stages of project prefeasibility studies. This plan is based on the technical and economic viability of developing basic infrastructure and is complemented by a detailed study of the land. The plan includes processes for building roads and internal networks, taking into account buildable capacity and topography to provide the necessary infrastructure for water, electricity, and sanitation services.

Currently, the real estate projects in Chile and Colombia are located in undeveloped areas, allowing us to develop infrastructure tailored to each project’s needs, exceeding the basic requirements of national legislation. This enables us to establish quality standards with sustainability criteria from the early stages of each development.

It is important to note that both projects are situated on developable land, granting them the required building capacity for their intended purposes. Additionally, they comply with the requirements set forth in land-use planning and management regulations, and we hold the necessary urban planning permits and approvals from the corresponding local authorities.

Infrastructure Development Cycle

The infrastructure development cycle for our projects is distinguished by its comprehensive and proactive approach, ensuring that all systems necessary for the optimal operation of the microcities are in place from the outset of construction for residential, commercial, and recreational units.

Our plans to construct infrastructure in stages, prioritizing recreational areas before moving on to the construction of commercial zones. Once the commercial infrastructure is completed, the commercialization process will begin, during which exploitation rights for the constructed properties will be granted to interested businesses wishing to establish operations within the project.

Following the acquisition of exploitation rights and the consolidation of the legal strategy, and concurrently with the project’s pre-sale phase, we implement the urban planning of basic infrastructure. This ensures proper access and connectivity, along with the distribution of essential services such as water and electricity.

The infrastructure for efficient water resource management will encompass the extraction, purification, processing, and distribution of potable water, as well as the collection and recycling of wastewater. Additionally, organic water treatment systems will be implemented to establish a long-term sustainable operation, supported by continuous maintenance of all involved systems.

In the energy sector, we propose the development of infrastructure for the installation of primary and backup power plants to guarantee a 100% energy supply, mitigating any potential disruptions due to power outages. Depending on the terrain’s characteristics and a prior evaluation, the renewable energy source will be determined, and corresponding energy storage systems will be established to ensure system flexibility and mitigate source variability. Advanced internal systems for energy quality control will also be implemented, ensuring a safe and efficient electricity distribution network.

The inclusion of infrastructure for renewable energy storage ensures the efficient use of energy resources for residents and, in the short term, reduces costs for later construction phases, which can utilize these services. Consequently, our medium- and long-term vision generates cost savings and better investment management.

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A key feature of this model is that, as each project phase progresses, all necessary infrastructure is constructed and operational from the early stages of construction. In other words, before building the residential complex structures, the required infrastructure is already in place.

Within this model, priority is given to the infrastructure for common and recreational areas. This ensures that, as residential development materializes in phases, the project is equipped from the beginning with all the necessary facilities for full functionality, optimizing both the construction process and the project’s future operation.

Accordingly, all infrastructure related to water and electricity are developed based on a phased urban planning strategy rather than being completed entirely from the outset, with priority given to common and recreational areas.

Legal Business Structure

To carry out our business operations, we rely on our subsidiaries, each established and registered in the respective countries where it operates. Currently, we have a presence in three countries: Chile, Panama, and Colombia. In each of these, the local entities are responsible for executing the microcity projects, ensuring an approach tailored to the specific needs and regulations of each market.

Santa Ana in Chile

Through our subsidiary, Santa Ana Global Chile Holdings (“SAGE Chile”), on August 15, 2024, we signed a contract for the acquisition of a plot of land, set to take effect in March 2025, for a plot of land located 10 km from the commune of Lampa in the Santiago Metropolitan Region. Administratively part of the Chacabuco Province, this land will host the “Lipangue” project. For its development, SAGE Chile plans to establish a special purpose vehicle (“SPV”) in the form of a Sociedad por Acciones (“SpA”) in 2026. This structure, offering limited liability to shareholders, helps isolate and mitigate financial and legal risks in Chile.

The land acquisition agreement stipulates that the company – whether SAGE Chile or the newly created SPV – will acquire the exploitation rights for the land under a fixed and variable pricing scheme.

The fixed price will be determined by an independent appraiser during 2026 and negotiated between both parties. Key factors for reference include:

●	The evolution of the peripheral real estate market and emerging trends.

●	Trends in macroeconomic indicators, such as mortgage rates.

●	Commercial projections segmented by the target audience.

●	The variable price is tied to the project’s gross sales and is established at the start of residential unit commercialization. It is calculated as a percentage of gross sales, determined through the following steps:

●	Competitor Analysis: A study of projects in the area identified as competitors to the Lipangue project, analyzing market indicators over the 12 months preceding the commercialization start date.

●	Average Price Calculation: Using three independent sources, the average price per sellable square meter is calculated.

●	Percentage Negotiation: Based on this average, a percentage reflecting the land’s value impact is negotiated.

●	Percentage Payment: Once the project generates revenue, the agreed percentage of gross sales will be paid.

●	Conditions may be modified if deemed necessary by the parties, allowing adaptation to evolving needs and circumstances. Both fixed and variable prices will be paid only after significant project progress and once it starts generating income. This pricing scheme allows adjustments to asset prices based on market and economic fluctuations, offering greater flexibility in changing environments.

One of the key advantages of the SpA model is its flexibility, making it the preferred model for real estate development in Chile over the past 15 years. This model has replaced Limited Liability Companies due to its ability to allow a single shareholder to own 100% of the shares. The SPV structure simplifies the management of regulatory and legal risks specific to the real estate and construction sectors, offering a clear and widely understood framework for buyers, banks, and builders.

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By isolating the assets and liabilities associated with a specific project, SPVs protect the parent company’s assets and minimize the impact of potential legal or regulatory contingencies. Additionally, they facilitate compliance with local regulations, focusing solely on the laws applicable to that real estate project, avoiding legal complexities from the overlap of multiple operations.

SPVs also optimize tax efficiency by leveraging specific incentives and exemptions within Chile’s regulatory framework, both nationally and locally, while offering increased transparency and security to investors and creditors. These entities simplify asset transfers or sales by encapsulating the real estate project within a clear and autonomous structure, facilitating its management and potential divestment.

Overall, the use of SPVs not only mitigates regulatory risks but also enhances operational flexibility and ensures more efficient management of real estate projects in a regulatory environment like Chile’s.

Additionally, this model complies with all applicable legal and economic requirements. Final buyers are linked exclusively to the SPV, not to the parent company.

Santa Ana in Panama

Through our subsidiary, Sage Panamá Global Holdings, on July 3, 2024, we signed a letter of intent followed on November 29, 2024 by an Agreement to Sell for the acquisition of the land parcels. This agreement to Sell pertains to the development of the “Panamá Norte” project, located north of Panama City, 20 km from the city center and 12 km from Tocumen International Airport. The project is specifically situated in Panama Province, within the District of San Miguelito, a city-district.

The project will be developed through a Panamanian corporation (sociedad anónima), an entity characterized by its division into shares. The letter of intent and the purchase option agreement stipulate that the corporation (which could initially be SAGE Panamá or a subsidiary thereof) will acquire the land at a pre-agreed fixed price of €5.354 million ($ 5.842 million) in five instalments (corresponding to five parcels of land, which were segregated this way by the owners in accordance with the purchase option agreement).

The use of the “sociedad anónima” structure for real estate development has been widely adopted in Panama for decades, offering the parent company the ability to effectively manage the regulatory and legal risks specific to the real estate and construction sectors.

This is because, as an independent entity, the Sociedad Anónima provides legal isolation of risks associated with the real estate project, thereby protecting the parent company’s assets and liabilities. This separation facilitates compliance with local and sector-specific regulations, enabling the Sociedad Anónima to adapt specifically to Panamanian regulatory requirements, such as construction licenses, environmental permits, and zoning laws.

Additionally, the corporate governance structure required by a Sociedad Anónima, with its obligations of transparency and oversight, strengthens control over the project, reducing the risk of sanctions or non-compliance. Furthermore, this structure allows us to leverage tax incentives and favorable tax conditions in Panama, contributing to more efficient financial planning while ensuring rigorous management of legal and regulatory risks without exposing the parent company.

The Sociedad Anónima structure also provides a clear and well-understood operational framework for parties involved in the development, such as buyers, financial institutions, and builders, ensuring compliance with the legal and economic requirements inherent to the business. Once the agreement is formalized, the land parcels are placed in a guaranteed trust.

In accordance with the purchase option contract, SAGE Panamá will contract the services of Swiss ARIFA Trust Company (the trustee), a local financial entity with extensive experience, to manage the trust funds until all plots have been transferred to and registered in the name of SAGE Panamá. The agreement specifies that the trust’s duration will align with the execution timeline of the purchase contract. The trustee will ensure that payments are locked until the plots are effectively transferred and registered in favour of SAGE Panamá in accordance with the purchase option agreement.

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Santa Ana in Colombia

To implement its business model in Colombia, we operate through our subsidiary SAGE Colombia, which manages the development of the project through its subsidiary Laguna Grande.

Through this subsidiary, SAGE Colombia signed a trust agreement for the acquisition of land exploitation rights, specifically for the development of the “Santa Ana Barú Club” project, located south of the city of Cartagena de Indias, 30 km from the city center and 35 km from Rafael Núñez International Airport. The project is located on the outskirts of the Santa Ana district in the Bolívar department, under the jurisdiction of Isla de Barú.

The project is structured through the creation of a trust to ensure transparency and security for all parties involved, including buyers, banks, and builders.

A trust is a legal figure established for the administration and management of assets for the benefit of individuals or entities, used for various purposes such as estate planning or asset protection. Unlike a guarantee trust, which is specifically set up to secure the fulfilment of a financial obligation by placing assets as collateral, a general trust focuses on the management of assets according to the instructions of the trustor.

The process begins when the trustor (the person or entity that creates the trust) transfers assets, which can include properties, money, securities, or other assets, to the trust. These assets are managed and administered by the trustee (the entity or person in charge of handling the trust) according to the instructions specified in the trust agreement. For the development of Santa Ana Barú Club, Fiduciaria Central, S.A. (Fiducentral) was hired as the trustee.

The trustor defines the conditions under which the assets will be managed and distributed, establishing the rights and responsibilities of the trustee. The trustee is responsible for managing the assets in accordance with the established conditions, acting in the best interest of the beneficiaries (the individuals or entities who will receive the benefits of the trust).

The trustee must comply with all the conditions agreed upon in the trust agreement and act in a fiduciary manner, with a high level of care and loyalty to the beneficiaries. Once the trust period ends or the established objectives are met, the assets can be distributed to the beneficiaries in accordance with the terms of the trust.

This fiduciary model, implemented in Colombia since 1990, requires developers to establish a trust for each project, to which the necessary resources and land are transferred. Regulated by circulars issued by the Financial Superintendence of Colombia, these financial and legal structures ensure that final buyers are only linked to the trust, with payments managed in an escrow account until the project reaches its financial balance point, thus supporting its viability.

It is also important to highlight that fiduciary contracts are structured into land trusts, pre-sale trusts, and property management trusts, evolving from one type of fiduciary contract to another as the project develops.

The benefits of the trust include:

●	Estate Planning: Facilitates the organized transfer of assets according to the trustor’s wishes.

●	Asset Protection: Protects assets from risks and ensures proper management.

●	Management Flexibility: Adapts to different objectives such as investment, savings, or asset distribution.

●	Transparency and Control: The trustee manages assets clearly, offering transparent monitoring of decisions and movements.

●	Legal Security: Provides a solid legal structure to support the fulfilment of the trustor’s instructions and protect the interests of the beneficiaries.

●	Long-Term Benefit: Allows for continuous and efficient management of assets over time, benefiting the beneficiaries sustainably.

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In the case of Laguna Grande, a trust agreement was made with a nationwide coverage fiduciary, responsible for managing the project’s trust. It is important to note that the trust agreement has an unlimited duration, which reduces our project execution risk.

Legal Proceedings

We may in the future be a party to certain claims and legal proceedings incidental to the normal course of our business, including, for example, tax assessments, claims relating to employee or employment matters, regulatory matters, contracts, and other claims, including proceedings with probable, possible and remote risks of loss. Our provisions will be recorded pursuant to accounting rules, based on an individual analysis of each contingency by our internal and external legal counsel. We constitute provisions for proceedings that our external counsel evaluates as having a probable risk of loss, in accordance with the applicable accounting rules. In cases where unfavorable decisions in claims involve substantial amounts, or if the actual losses are significantly higher than the provisions constituted, the aggregate cost of unfavorable decisions could have a significantly adverse effect on both our financial condition and operating results. Moreover, our management may be forced to dedicate time and attention to defend against these claims, which could prevent it from concentrating on our core business.

As of December 31, 2024, we had no provisions, in each case, relating to legal proceedings to which we were a party. Legal proceedings are inherently unpredictable and subject to significant uncertainties.

Employees

As of the date of this prospectus, we had a total of 6 employees based in Spain (not including our regional managers), as well as 3 employees employed by our subsidiary in Colombia. We outsource all construction, engineering, and other services and related work, as well as design and architecture of our microcities to third parties. None of our employees are affiliated with labor unions. To date, we have not experienced a strike or other labor disruption.

The following table contains a breakdown of the number of our employees, by location, as of the date of this prospectus:

Location	Number
Spain	6
Colombia	1
Total	7

In all subcontracting processes carried out by our company, we ensure that the selected providers uphold clear policies that promote respect for their employees and guarantee fair and dignified working conditions. We are committed to working exclusively with partners who demonstrate compliance with labor standards, ethical practices, and a genuine concern for the well-being and rights of their workforce.

The following table contains a breakdown of the number of our consultants and contractors, by location, as of the dates indicated:

Location	Number
Spain	-
Colombia	2
Chile	1
Panama	-
Total	3

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MANAGEMENT

This section sets forth information regarding our directors and executive officers. Unless otherwise stated, the business address of our directors, officers and other managers is c/o Santa Ana Global Enterprises, S.A. Calle Castelló No. 32, Primero derecha, Madrid, C.P. 28001, Madrid, Spain.

Board of Directors

Upon completion of this offering, our board of directors will consist of six directors, two of whom are independent directors. Each director will serve for a six-year term from the date of appointment, or until the director’s earlier resignation or removal.

Our board of directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third-party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position
Mr. José Antonio Fernandez Gallar	67	President
Mr. Gregorio Esteban Martínez	58	Vice President
Mr. Jaime Garbisu	59	Chief Executive Officer
Mr. Guillermo García Ruiz	54	Director
Mr. Emilio de la Guardia	66	Director & President of the Audit Committee
Mr. Rafael Guardans Cambó	66	Director & Member of the Audit Committee

Mr. José Antonio Fernández - President and Founder

Mr. Fernández is a civil engineer with a specialization in hydraulics and energy. He also holds a Master’s degree in Business Management for Construction and Real Estate Companies (MDI).

He was the CEO and Vice President of OHLA, leading strategic and operational efforts in one of Spain’s largest construction and services companies. Previously, he was CEO of Inmobiliaria Espacio and Managing Director of Torre Espacio Castellana. He also served as President of the Compensation Board (E.U.C.) of Cuatro Torres Business Area, overseeing the development of four office towers in Madrid, and was a director at Centro Canalejas Madrid. He has extensive experience in Latin American markets.

Mr. Gregorio Esteban - Vice President and Founder

Mr. Esteban is the investment director at GEM Capital, with a distinguished career in investment management and financial strategy development. He has extensive experience in identifying investment opportunities and optimizing portfolios to maximize performance.

With over 25 years of experience as CEO in private companies in the United States and in the European Union such as Locomotive Group and GEM Capital, he has worked in sectors such as entertainment, retail, finance, and real estate, with a particular focus on the real estate sector in Spain and Latin America. He is the founder and Principal Trader of Valcapital LLC, a US Commodity Trading Advisor.

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He holds Financial Services licenses in the United States: FINRA Series 3 (National Commodities Futures Exam) and Series 34 (Retail Off-Exchange Forex Exam). He completed the Executive Program at Henley Business School and the Construction Project Management Program at Columbia University, New York.

Mr. Jaime Garbisu - Chief Executive Officer and founder

Mr Garbisu holds a bachelor’s degree in economics from the University of the Basque Country (Universidad del País Vasco / Euskal Herriko Unibertsitatea) and a Master of Business Administration degree from ESEUNE Business School, with extensive experience in financial and administrative management in real estate and commercial companies, focusing on investment optimization and efficient resource management. He was the General Manager of the INVIVA Group, leading a conglomerate of companies specialized in real estate investment with operations in Spain, Germany, the United States (Miami), and Colombia. He also served as chief financial officer at Construcciones Urbanas Urco, S.A. and Urbanizadora Bascongada, S.A., real estate developer and construction companies based in Vitoria with operations in eight provinces, generating annual revenue of over 60 million euros, where he was in charge of the administrative and financial management of the central office.

Mr. Rafael Guardans

Mr. Guardans hold a bachelor’s degree in law from the University of Navarra, with specializations in International Tax Planning and International Economics and Development from the Complutense University of Madrid. He has also completed the Senior Management Program at IE Business School.

After practicing law from 1985 to 2014, he focused his career on international cooperation for the socio-economic development of developing countries for three decades. During this time, he gained extensive knowledge of Latin American countries and best practices in social responsibility and sustainability.

Currently, he combines his consulting activity with roles in several national and international foundations.

Mr. Guillermo García

Mr. García is an entrepreneur with a notable career in the real estate and financial sectors in companies such as Level-Up Construcciones and Espacio Zona Prime. He has successfully led several companies, including Indegesu, S.L., specialized in construction and real estate project development; Espacio Insigne, S.L., focused on land promotion; and Global Legal Investment, S.L., specializing in the acquisition, holding, and sale of fixed-income securities.

His experience positions him as a leader in managing and promoting projects in both the real estate and financial sectors.

Mr. Emilio de la Guardia

Mr. de la Guardia holds dual bachelor’s degrees in law and history from the University of Navarra, with an MBA from McGill University and a master’s degree in the law of the European Economic Community from the College of Europe (Bruges).

Emilio de la Guardia has over 30 years of experience in the financial sector, focusing on corporate financing, project financing operations, venture capital, and investment banking (M&A, LBOs, MBOs). Throughout his career, he has led significant operations in credit, structuring, venture capital, private equity, and M&A for public, private, and hybrid entities. He joined the European Investment Bank (“EIB”) in 1987, managing operations in Italy, France, the United Kingdom, Morocco, Portugal, and Spain, focusing on corporate project financing. He led key projects such as Airbus, Arianespace in France, Euro Disney, and the Channel Tunnel in the UK, among others. He also held transversal responsibilities, including coordinating operations in the EU’s aerospace and defense sectors.

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He was the Country Manager for JASPERS in Hungary, Romania, Bulgaria, Cyprus, Malta, and later in Poland, the Czech Republic, and the Baltic States. He later worked for five years at COFIDES as the General Delegate for Morocco and North Africa, based in Casablanca, and was a founding partner and director of APD Morocco. He is currently a partner and vice-president of Maderfibra Internacional in Spain and Dubai.

Mr. Rafael Guardans Cambó

Mr. Cambó holds a Bachelor’s degree in law from the University of Navarra, with specializations in International Tax Planning and International Economics and Development from the Complutense University of Madrid, as well as the Senior Management Program at IE Business School.

After practicing law from 1985 to 2014, he focused his career on international cooperation for the socio-economic development of developing countries for three decades. During this time, he gained extensive knowledge of Latin American countries and best practices in social responsibility and sustainability.

Management team

The Company’s management team currently consists of the following:

Name	Position
Jaime Garbisu	Chief Executive Officer
Blas Simón, CFA	Chief Strategy Officer
Julio Acinas	Chief Legal Officer
Pablo Samur	Country Manager of Colombia & Panama
Pablo Fernando Núñez Soto	Country Manager of Chile

Blas Simón, CFA - Chief Strategy Officer

Mr. Simón joined the Company in January 2025 as Chief Strategy Officer. He brings over a decade of experience in strategic management, capital markets, M&A, and investment, having held roles at leading institutions including Euronext, Amazon, Deloitte, and PwC. Prior to joining the Company, he acted as a listing sponsor, guiding public listings on Euronext and BME - notably for companies such as Santa Ana.

He holds the Chartered Financial Analyst (“CFA”) designation and has earned master’s degrees in financial markets, asset management, and accounting auditing.

Julio Acinas - Chief Legal Officer

Mr. Acinas joined the Company in January 2025 as our Chief Legal Officer. He has over 15 years of experience, including public law, commercial, transactional and corporate law from his 8-year experience in the top international firm Linklaters, and then he has served as Legal Manager and Chief Legal Officer in the IBEX-35 renewable energy company Solaria and in the EQT fund’s portfolio group Saur.

Pablo Samur - Country Manager of Panama and Colombia

Mr. Samur has over 20 years of experience in project management in Colombia and the United States. He held the position of Project Manager for Fixed Assets for large retail stores in Colombia, including Carrefour. He is an Architect from Jorge Tadeo Lozano University and holds a Master’s degree in Project Management and Financial Evaluation from the University of Los Andes.

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Pablo Fernando Núñez Soto - Country Manager of Chile

Mr. Soto holds a Doctor of Philosophy (PhD) degree in Business Psychology from UNADE, Spain. He also has a Master of Business Administration degree (MBA) from Adolfo Ibáñez University, a Diploma in Management Control from the University of Chile, and a degree in Commercial Engineering and International Trade Engineering from UTEM. With over 25 years of experience in executive and managerial roles in both the public and private sectors, he has held leadership positions in public institutions and various managerial roles in the private sector. He is a professor at FEN, MBA, and MGP programs at San Sebastián University, UTEM, and the University of Chile. He also works as a business consultant and is a permanent lecturer for ICARE, delivering in-house programs for senior executives at entities such as Banco Itaú, among others.

Director Independence

Subject to an exemption available to a “controlled company”, the listing rules of NYSE American (the “Listing Rules”), require that a majority of a listed company’s board of directors be composed of “independent directors”, as defined in those rules, and that such independent directors exercise oversight responsibilities with respect to director nominations and executive compensation. After the completion of this offering, we expect to qualify as a “controlled company” and will be able to rely on the controlled company exemption from these provisions. The Listing Rules define a “controlled company” as “a company of which more than 50% of the voting power is held by an individual, a group or another company.” As described elsewhere in this prospectus, after this offering, GEM, represented by our Vice Chairman, will beneficially own our ordinary shares representing more than 50% of the combined voting power of our outstanding ordinary shares. Therefore, following the completion of this offering, we are not required to have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, or an entirely independent compensation committee. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

If we cease to be a controlled company, we will be required to comply with the corporate governance requirements of NYSE American applicable to listed companies generally, subject to a phase-in period during the first year after we cease to be a controlled company. Even though we expect to be a controlled company for purposes of the Listing Rules, we will have to comply with the requirements of those rules relating to the membership, qualifications and operations of the audit committee of the board of directors, including the requirement that, within the first year after the closing of this offering, the audit committee be composed of at least three directors who meet the independence requirements under the rules for membership on that committee.

Compensation of Directors and Officers

For the fiscal year ended December 31, 2024, the aggregate cash compensation and benefits that we paid to our executive officers was approximately € 54,000 and we did not pay any compensation to our non-executive directors.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a code of business conduct and ethics that applies to all of our employees, shareholders, directors, vendors, business partners and regulators, and is available for review on our corporate website. The development of our code of ethics entailed a collaborative process that included the participation of representatives of our various interest groups, as well as the assistance of the external experts from the Criminal Law and Ethics department of the Spanish law firm Devesa Abogados.

Our code of ethics is subject to review and we strive to provide our employees with adequate training to ensure that they are aware of and understand its contents and always conduct themselves in an honest, uncompromising, equitable, respectful and fair manner. Our code of ethics serves as a tool for monitoring the conduct of our employees and third parties with which we do business.

Employee Hotline

We have retained an independent contractor to operate a hotline that our employees and others can use to report anonymously instances of misconduct. Our code of ethics requires that we provide follow-up for every complaint and that we keep those complaints confidential, in accordance with the applicable Spanish and EU regulations.

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Human Rights

We are committed to supporting and respecting the protection of human rights and we strive to have a positive impact within our sphere of influence. Our actions are based on the conviction that at the heart of our call for ethical conduct lies human dignity, and our code of ethics constitutes a reaffirmation of our commitment to its respect. We subscribe to the United Nations Global Compact and support its Millennium Development Goals, including, in particular, the principles relating to the environment.

Labor

As part of our corporate principles, we acknowledge that every person is worthy of respect and of being recognized as an end and as possessing inviolable dignity. We view this principle as the foundation of all standards of conduct and aim to establish stimulating and mutually beneficial relationships with each of our employees. Accordingly, we must at all times afford our respect to each of the individuals, groups and institutions with whom we come into contact, taking into consideration their ideas and contributions without regard to gender, age, social status, ethnicity, religion, nationality, sexual orientation, marital status, political affiliation or hierarchy.

Foreign Private Issuer Status

NYSE American listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE American.

We currently follow the corporate governance practices of Spain in lieu of the corporate governance requirements of NYSE American in respect of the following:

●	the independent director requirement: according to the laws of Spain, there is no minimum of independent directors required at the Board of Directors, even in the case of listed companies; however, it is recommended by the Spanish regulator to have independent directors and 33% of its current directors of the Board are deemed to be independent (exceeding the 25% threshold);

●	the requirement to have a Compensation Committee: as allowed by the laws of Spain, we do not have a compensation committee;

●	the requirement that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominating committee composed solely of independent directors: as allowed by the laws of Spain, we do not have a nominating committee nor are our director nominees selected by a majority of independent directors;

●	The requirements on the Audit Committee composition and charter: the Company complies with Spanish law in respect of the composition of the Audit Committee (two out of three members), and the Audit Committee is governed by the Regulations of the Board of Directors and the bylaws of the Company, as duly approved and registered;

●	the requirement regarding executive sessions: the Company complies with all legal requirements regarding the meetings of the Board of Directors (quarterly) and any required meetings between executive and/or non-executive directors;

●	the requirement regarding quorum for the meetings of the Board of Directors, Audit Committee and Shareholders’ meetings: the Company complies with the Spanish law and its bylaws regarding the minimum quorum requirements to hold the meetings, vote and approve each of the decisions at these levels;

●	the requirement regarding the adoption a code of conduct applicable to all directors, officers and employees, which shall be publicly available-the Company approved a Code of Conduct drafted with the assistance of the Criminal law and Ethics department of Devesa Abogados (a Spanish law firm) which complies with the Spanish applicable law; and

●	the requirement on DRS eligibility, by means of which all securities listed on NYSE American (except securities which are book-entry only) must be eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Act. Under Spanish law, as the Company is listed in the BME Growth stock exchange, its shares may be represented only by book entries, a limitation that is expressly set forth in the Company’s bylaws. In Spain, Iberclear is the entity responsible for maintaining the book-entry register of the Company’s shares. Therefore, the Company is exempt from this requirement.

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Director Independence

As a foreign private issuer, under the listing requirements and rules of NYSE American, we are not required to have independent directors on our Board of Directors as this is not required under Spanish law (with the exception of the composition of the Audit Committee).

However, our Board of Directors has undertaken a review of the independence of each director, and based on information provided by each director concerning his background, employment and affiliations, our Board of Directors has determined that the persons designated as independent members in our Board of Directors do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of NYSE American. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director, and the transactions involving them described in “Related Party Transactions.” In addition, all of the members of our Audit Committee are independent.

Insurance and Indemnification

Members of our management (including our directors and officers) are included as part of our group-level civil liability insurance for acts carried out by them in the course of their duties. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our management or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and may therefore be unenforceable.

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PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes present information relating to the beneficial ownership of our ordinary shares: (i) immediately prior to the completion of the offering; (ii) following the sale of ordinary shares (including ordinary shares represented by ADSs) in the offering, in each case by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of each class of our outstanding ordinary shares; and

●	each of our directors and officers, individually.

The number of ordinary shares beneficially owned by each entity, person, director or officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the ordinary shares shown as beneficially owned by such shareholder in the table.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is Santa Ana Global Enterprises, S.A., Calle Castelló 32, 1 derecha, Madrid, 28001, Spain.

	Ordinary Shares Beneficially Owned Prior to Offering (1)		Ordinary Shares Beneficially Owned After Offering(4)
	Ordinary Shares	%	Ordinary Shares	%
Shareholder
GEM Capital Luxembourg, S.A.R.L(2)	3,367,341	51.64%
Abubilla 4, S.L.(3)	677,054	10.38%
Rafael Guardans Cambó	416,142	6.38%
Jaime Garbisu Miñon	324,372	4.97%

(1)	Percentage of beneficial ownership of each listed person prior to this offering is based on 6,521,073 ordinary shares (including ordinary shares represented by ADSs) outstanding as of the date of this prospectus.

(2)	GEM Capital Luxembourg, S.A.R.L, represented by Gregorio Esteban.

(3)	Abubilla 4, S.L., represented by José Antonio Fernández Gallar.

(4)	Percentage of beneficial ownership of each listed person after this offering is based on ordinary shares (including ordinary shares represented by ADSs) outstanding immediately after the completion of this offering if the underwriters do not exercise their over-allotment option and ordinary shares (including ordinary shares represented by ADSs) outstanding immediately after the completion of this offering if the underwriters exercise their over-allotment option in full.

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RELATED PARTY TRANSACTIONS

Related Party Transactions Policy

Overview

The Company has an Internal Code of Conduct related to Capital Markets. The aim of this Code is to align the Company with best practices in market conduct, and in particular, establishing rules for the management and control of insider information and other relevant information, the execution of treasury stock transactions, if applicable, as well as imposing certain obligations, limitations, and prohibitions on the persons subject to it. All of this is intended to protect the interests of investors in the Company’s securities and to prevent and avoid any situations of abuse, in accordance with the applicable regulations (namely, the EU Market Abuse Regulation - MAR, as mentioned earlier). Under our Internal Code of Conduct, we define related parties as: (i) related entities and persons (spouse and children, and other relatives living together for a period exceeding one year); (ii) people with management responsibilities; (iii) the secretary and vice secretary of the Board; (iv) employees that develop functions in areas related with Capital Markets or have access to insider information; (v) any other person that, temporarily, could access to insider information; (vi) any other person included by the Monitoring Officer (Responsable de Seguimiento) of this Policy.

Moreover, under the Related Party Transactions Policy, each senior manager, non-executive director and senior manager or non-executive director nominee will promptly notify the Monitoring Officer of any transaction involving the Company and a related person that may be a related person transaction.

Certain transactions that are determined to be related party transactions may be approved or ratified by our Audit Committee and/or the Board of Directors, in accordance with the Spanish Corporate Act, and also taking into account potential conflict of interests between the related parties. The relevant bodies will not approve or ratify a related person transaction unless it will have determined that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interests of the Company and its shareholders, and complies with the applicable corporate and tax regulations (including on transfer pricing).

Principal Related Party Transactions

In the ordinary course of our business we engage in a number of transactions with companies that are owned or controlled, directly or indirectly, by us, and occasionally with some of our shareholders, subject to the approval of our Audit Committee and/or Board of Directors, as applicable. All transactions with related parties have been made in the normal course of our business operations, and are on terms no less favorable to us than would have been obtained in an arm’s-length transaction and comply with the applicable Spanish corporate and tax law (including transfer pricing regulations). We expect to continue to enter into transactions with affiliates and/or shareholders in the future, which will be always in compliance with the applicable Spanish corporate and tax law.

There were no significant related party transactions or balances during the year ended December 31, 2024.

For more information, see Note 16 to our audited consolidated financial statements included elsewhere in this prospectus.

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DESCRIPTION OF SHARE CAPITAL

The following summary provides information concerning the share capital of the Company and briefly describes certain significant provisions of the Bylaws and other internal regulation of the Company, as well as Spanish corporate law, including the Spanish Companies Act, Law 22/2014 of 12 November, Royal Decree-Law 5/2023, of 28 June, on structural modifications of Commercial Companies, the Securities Markets and Investment Services Act and Royal Decree 878/2015, of 2 October, on clearing, settlement and registry of negotiable securities in book-entry form (anotaciones en cuenta) and transparency requirements for issuers of securities admitted to trading on an official secondary market (Real Decreto Legislativo 1/2010, de 2 de julio, por el que se aprueba el texto refundido de la Ley de Sociedades de Capital). This summary does not purport to be complete and is qualified in its entirety by reference to the Bylaws and other internal regulations as well as the Spanish Companies Act and any other applicable laws and regulations.

General

The Company is a public limited liability company (sociedad anónima, or S.A.) incorporated under the laws of Spain for an unlimited term. The Company’s registered address is Calle Castelló 32, Primera derecha, C.P 28001, Madrid, Spain and its telephone number at that address is +34 915 131 405. The Company’s legal name is “Santa Ana Global Enterprises, S.A.” and its commercial name is Santa Ana. The financial year end of the Company is December 31.

At the date of this prospectus, the issued share capital of the Company amounts to €65,210 divided into a single series of 6,521,073 registered ordinary shares in book-entry form, with a nominal value of €0.01 each and with ISIN code ES0105852000 allocated by the Spanish National Agency for the Codification of Securities (Agencia Nacional de Codificación de Valores Mobiliarios), an entity dependent upon the CNMV.

Once the pricing of the Offering takes place to facilitate the delivery of the ADSs representing the new ordinary shares, the following aspects need to be completed or executed for the increase of share capital: (i) the execution of the notarial deed of capital increase relating to the Capital Increase before a notary public, which is pending; (ii) the submission of the necessary tax returns and payment exemption for the capital tax (Impuesto sobre Transmisiones Patrimoniales y Actos Jurldicos Documentados, en su modalidad de Operaciones Societarias) triggered by the Offering, which is pending; (iii) the registration of the notarial deed of capital increase at the Commercial Registry of Madrid, which is pending; (iv) the registration of the new ordinary shares with the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (Iberclear), which is pending; (v) the delivery of the new ordinary shares to the Custodian of the Transaction for the blocking of the New Shares, which is pending, and (vi) any other applicable requirements in connection with listing on the NYSE American.

At the moment of its incorporation and as of the date of this prospectus, all of the ordinary shares are fully subscribed and paid in full.

The ordinary shares are represented by book-entries and the entity responsible for maintaining the corresponding accounting records is Iberclear, with registered address at Plaza de la Lealtad 1, 28014 Madrid, Spain. As of the date of this prospectus, the Company owns 24,960 treasury shares.

Shareholders’ meetings and voting rights

Pursuant to the Bylaws, rules of the General Shareholders’ Meeting of the Company and the Spanish Companies Act, ordinary annual General Shareholders’ Meeting are held during the first six months of each financial year on a date fixed by the Board of Directors. Extraordinary General Shareholders’ Meeting may be called by the Board of Directors whenever it deems appropriate, or at the request of shareholders representing at least 5% of the Company’s share capital.

Following admission, notices of all General Shareholders’ Meeting will be published on the corporate website of the Company, at least one month prior to the date when the meeting is to be held, except as discussed in the following paragraph.

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Action is taken at ordinary General Shareholders’ Meetings on the main following matters: (i) the approval of the management carried out by the directors during the previous year; (ii) the approval of the financial statements from the previous financial year; and (iii) the application of the previous financial year’s income or loss. All other matters can be considered at either an extraordinary or ordinary General Shareholders’ Meeting if the matter is within the authority of the meeting and is included on the agenda (with certain exceptional items which do not need to be included on the agenda to be validly passed, such as the dismissal of a director or the decision to bring the liability action against the Company’s directors). Liability actions against the directors shall be brought by the Company pursuant to a General Shareholders’ Meeting decision, which may be adopted at the request of any shareholder even where not included on the agenda.

The Bylaws cannot require qualified majority for the adoption of such resolution. The decision to bring an action or reach a settlement shall entail the removal of the relevant directors. The approval of the financial statements shall not preclude action for liability nor constitute a waiver of the action agreed or brought. According to the Spanish Companies Act, in addition to the matters referred to in the previous paragraphs and any other matters as provided by law, the Company’s Bylaws or the General Shareholders’ Meeting Regulations, the following matters among others fall within the authority of the General Shareholders’ Meetings: (a) appointment and removal of directors, as well as the ratification of directors designated through a co-option procedure; (b) appointment and removal of accounts auditors and, if applicable, of the liquidators; (c) approval of the financial statements of the previous year, of the allocation of results and of the corporate management; (d) any increase or decrease in the capital stock, including a delegation to the Board of Directors of the power to increase the capital stock; (e) elimination or limitation of preferential subscription rights; (f) authorization for the derivative acquisition of own shares (including delegation to the Board of Directors, as applicable); (g) approval and amendment of the General Shareholders’ Meeting Regulations; (h) amendments of the Bylaws; (i) approval of the policy on directors’ remunerations, in accordance with the terms set out in the Spanish Companies Act; (j) approval of the Company’s directors remuneration systems, in the form of shares or rights over shares or linked to the value of the shares; (k) granting the directors the exemptions regarding the prohibitions deriving from the duty of loyalty, when the granting of said exemptions lies with the general meeting, as well as the exemption regarding non-compete obligation duties; (l) a merger, spin-off, transformation, dissolution and global assignment of the Company’s assets and liabilities; (m) a transfer of the Company’s registered address abroad; (n) transformation of the Company into a holding company, through “subsidiarization”; (o) the incorporation or transfer into dependent companies of essential activities developed by the Company itself until then, even if the latter remains as the full legal owner thereof (an activity is presumed to be essential when the relevant amount of the transaction exceeds 25% of the total assets in the balance sheet); (p) the acquisition, disposal or contribution of essential assets to another company (an asset is presumed to be essential when the relevant amount of the transaction exceeds 25% of the value of the total assets according to the last balance sheet approved); (q) the winding up of the Company; (r) operations with an effect equivalent to the Company’s liquidation and the approval of the liquidation balance sheet; (s) approval of the termination or amendment of the Investment Management Agreement; and (t) approval of the termination or amendment of Investment Strategy.

Also, the General Shareholders’ Meetings shall vote separately on substantially independent matters. Even if included in the same item on the agenda, the following shall be voted separately: (i) the appointment, re-election, ratification or separation of directors; and (ii) in resolutions to amend the bylaws, each substantially independent article or group of articles.

Each share represented by an ADS entitles the holder one vote as per the conversion ratio of                    share per ADS. Any shareholder regardless of the number of shares it owns may, in the manner provided in the notice for such meeting, vote at the General Shareholders’ Meeting. In order to exercise their right of attendance, all shareholders must have their shares duly registered in the book-entry records five calendar days in advance of the date on which a General Shareholders’ Meeting is scheduled. Any shareholder holding ordinary shares will have the right to attend a General Shareholders’ Meeting. All shareholders may be represented by a proxy. Proxies must be granted in writing or in electronic form acceptable under the internal regulations of the Company and are valid for a single General Shareholders’ Meeting, except if given in favor of the shareholder’s spouse (or person who has an equivalent link according to the applicable laws), ascendants or descendants, or in favor of a third party authorized pursuant to a public deed to manage the assets of the relevant shareholder, in which case it will be valid for all shareholders’ meeting as long as that powers of attorney duly notarized remain in force. Proxies may be given to any person, whether or not a shareholder, and may be revoked, either expressly or by attendance by the relevant shareholder at the meeting. Proxy holders are required to disclose any conflict of interest prior to their appointment.

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In case a conflict of interest arises after the proxy holder’s appointment, such conflict of interest shall be immediately disclosed to the relevant shareholder. In both cases, the proxy holder shall not exercise the shareholder’s rights unless the latter has given specific voting instructions for each resolution in respect of which the proxy holder is to vote on behalf of the shareholder. A conflict of interest in this context may in particular arise where the proxy holder: (i) is a controlling shareholder of the Company, or is another entity controlled by such shareholder; (ii) is a member of the administrative, management or supervisory bodies of the Company, or of a controlling shareholder or another entity controlled by such shareholder; (iii) is an employee or auditor, of the Company, or of a controlling shareholder or another entity controlled by such Shareholder; or (iv) is a natural person related to those mentioned in (i) to (iii) above (persona física vinculada), as this concept is defined under the Spanish Companies Act (such as spouse or similar, at the time or within the two preceding years, as well as ascendants, descendants, siblings and their respective spouses).

A person acting as a proxy holder may hold a proxy from more than one shareholder without limitation as to the number of shareholders so represented. Where a proxy holder holds proxies from several shareholders, he/she will be able to cast votes for a shareholder differently from votes cast for another shareholder.

The Bylaws of the Company provide that, on the first call of an ordinary or extraordinary General Shareholders’ Meeting, the presence in person or by proxy of shareholders representing at least 25% of its voting capital will constitute a quorum. If on the first call a quorum is not present, the meeting can be reconvened by a second call, which according to the Spanish Companies Act requires no quorum. Resolutions are passed by simple majority of the votes cast, which implies having more votes in favor than against. However, according to the Spanish Companies Act, resolutions in a General Shareholders’ Meeting to modify the Bylaws of the Company (including increases and reductions of share capital), to issue bonds and, where competence is not legally attributed to any other of the Company’s corporate bodies, to suppress or limit on the pre-emptive right over new shares, to approve transformations, mergers, spin-offs, global assignments of assets and liabilities or the transfer of the registered address of the Company abroad, require the presence in person or by proxy of shareholders representing at least 50% of the voting capital of the Company on first call, and the presence in person or by proxy of shareholders representing at least 25% of the voting capital of the Company on second call.

On first call, resolutions shall be adopted by absolute majority. On second call, and in the event that less than 50% of the voting capital of the Company is represented in person or by proxy, such resolutions may only be passed upon the vote of shareholders representing two-thirds of the Company’s capital present or represented at such meeting.

The interval between the first and the second call for a General Shareholders’ Meeting must be at least 24 hours. Voting on the resolutions included in the agenda of a General Shareholders’ Meeting may be exercised by Shareholders by post or electronic means received by the Company prior to the General Shareholders’ Meeting, and provided that the identity of the Shareholder who exercises his right to vote is duly verified and the formalities determined by the Board of Directors through resolution and subsequent notification in the call announcement of the General Shareholders’ Meeting are complied with. In such resolution, the Board of Directors will define the applicable conditions to the voting via electronic means in order to ensure the proper identification of the shareholder or its representative.

Under the Spanish Companies Act, shareholders who voluntarily aggregate their shares so that the share capital so aggregated is equal to or greater than the result of dividing the total share capital by the number of directors have the right, provided there are vacancies on the Board of Directors, to appoint a corresponding proportion of the members of the Board of Directors (disregarding the fractions). Shareholders who exercise this right may not vote on the appointment of other directors.

A resolution passed in a General Shareholders’ Meeting is binding on all shareholders, although a resolution which is (i) contrary to Spanish law or the Bylaws of the Company, or (ii) prejudicial to the interest of the Company and is beneficial to one or more shareholders or third parties, may be contested within the period of a year following the passing of the contested resolution (except resolutions that are contrary to public order in respect of which such right does not lapse). Damage to company’s interest is also caused when the resolution, without causing damage to corporate assets, is imposed in an abusive manner by the majority. An agreement is understood to have been imposed in an abusive manner when, rather than responding reasonably to a corporate need, the majority adopts the resolution in their own interests and to the unjustifiable detriment of the other shareholders. In the event of resolutions contrary to public order, the right to contest would apply to any shareholders (even if they acquired such condition after the resolution was taken), and any director or third party.

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In certain circumstances (such as change or significant amendment of the corporate purpose, transformation or transfer of registered address abroad), the Spanish Companies Act gives dissenting or absent shareholders (including non-voting shareholders) the right to withdraw from the company. If this right were exercised, the company would be obliged to purchase the relevant shares at the average market price of the shares in the last quarter in accordance with the procedures established under the Spanish Companies Act.

Shareholder information rights

Until the seventh day before the General Shareholders’ Meeting is due to be held, shareholders may request in writing from the Directors, any information or clarification they deem necessary regarding the items to be discussed at the relevant General Shareholders’ Meeting as per the agenda. The Directors must provide the requested information in writing by the day of the General Shareholders’ Meeting. During the General Shareholders’ Meeting, shareholders may verbally request any information or clarification they deem necessary in relation to the items included on the agenda. If it were not possible to provide the requested information during the meeting itself, the Directors must provide the requested information in writing within seven days of the celebration of the General Shareholders’ Meeting. The Directors will not be obliged to provide the requested information if it was deemed unnecessary for the recognition of the requesting shareholder’s rights or if there were objective reasons to consider that the information was going to be used in detriment of the interests of the Company or that providing the requested information may harm the Company; provided that, the requested information may not be withheld when the request is upheld by shareholders representing at least 25% of the share capital.

Pre-emptive rights and increases of share capital

Pursuant to the Spanish Companies Act, shareholders have pre-emptive rights to subscribe for any new shares issued by the Company via monetary contributions and for any new bonds convertible into shares. Such pre-emptive rights may be waived under special circumstances by a resolution passed at a General Shareholders’ Meeting or the Board of Directors (when the Company is listed and the General Shareholders’ Meeting delegates to the Board of Directors the right to increase the share capital or issue convertible bonds and waive pre-emptive rights), in accordance with Articles 308, 417, 504, 505, 506 and 511 of the Spanish Companies Act. The Board of Directors is also authorized to exclude pre-emptive rights in connection with up to 20% of the total number of new ordinary shares that may be issued pursuant to the aforementioned authorization, provided that such exclusion is in the Company’s corporate interest.

On September 13, 2024, we signed a share subscription agreement (“SSA”) with LDA Capital Limited (“LDA”) aiming at providing flexible capital-based financing up to €20 million, through the subscription of ordinary shares of the company by LDA upon our request and under the conditions agreed in the subscription line. As of the date of this prospectus, the Company has no convertible or exchangeable bonds outstanding and have issued warrants in connection with the SSA exercisable for a number of shares equal to representing 4.5% of our share capital, and excluding the Representative’s Warrants.

As of the date of this prospectus, the Board of Directors has been authorized by the Company’s shareholders to issue new ordinary shares of up to 50% of the Company’s share capital, excluding any pre-emptive rights by the shareholders up to 20% of the Company’s share capital. This authorization was granted in the context of the LDA deal but can be used for any issue of new shares up to the maximum authorized.

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Shareholder actions

Under the Spanish Companies Act, directors are liable to the Company, the shareholders and the creditors for acts or omissions that are illegal or violate the Bylaws and for failure to carry out their legal duties with diligence. Under Spanish law, shareholders must generally bring actions against the directors as well as any other actions against the Company or challenging corporate resolutions before the courts of the judicial district of the Company’s registered address (currently Madrid, Spain).

When in violation of the law or of the Bylaws, directors are presumed to have acted negligently, but this presumption can be rebutted. Directors have such liability even if the transaction in connection with which the acts or omissions occurred is approved or ratified by the shareholders. The liability of the directors is joint and several, except to the extent any director can demonstrate that he or she did not participate in decision-making relating to the transaction at issue, was unaware of its existence or, being aware of it, did all that was possible to mitigate any damages or expressly disagreed with the decision making relating to the transaction.

Registration and transfers

The shares are in registered book-entry form and are indivisible. Joint holders of one share must designate a single person to exercise their shareholders’ rights, but they are jointly and severally (solidariamente) liable to the Company for all the obligations arising from their status as shareholders.

Iberclear, which manages the Spanish clearance and settlement system of the Spanish Stock Exchanges, maintains the central registry reflecting the number of shares held by each of its member entities (entidades participantes). Each member entity, in turn, maintains a registry of the owners of such shares. Since the shares of the Company are in registered book-entry form, an electronic shareholder registry will be kept to which effect Iberclear shall report to the Company all transactions entered into by its shareholders in respect of its shares.

The shares are transferable in accordance with the Spanish Companies Act, the Securities Market Act, Law 22/2014, SEC rules, and any implementing regulation.

Transfers of shares quoted on the Spanish Stock Exchanges must be made through or with the participation of a member of a stock exchange. Brokerage firms, or dealer firms, Spanish credit entities, investment services entities authorized in other Member States and investment services entities authorized by their relevant authorities and in compliance with the Spanish regulations are eligible to be members of the Spanish Stock Exchanges. Transfer of shares quoted on the Spanish Stock Exchanges may be subject to certain fees and expenses.

Restrictions on foreign investment

Exchange controls and foreign investments are regulated under Royal Decree 571/2023, of 4 July, and Law 19/2003 of 4 July, on the law governing the movement of capital and foreign economic transactions and on certain measures to prevent money laundering (the “Spanish Foreign Investment Law”), bringing the existing legal framework on foreign investments in line with the provisions of the Treaty of the EU.

According to this regulation, foreign investors may freely invest in shares of Spanish companies that do not carry out any “sensitive activity” in Spain (such as Santa Ana) as well as transfer invested capital, capital gains and dividends out of Spain without limitation (subject to applicable taxes and exchange controls) and only need to file a notification with the Spanish Registry of Foreign Investments maintained by the Ministry of Industry, Commerce and Tourism following the investment or divestiture, if any, solely for statistical, economic and administrative purposes in case, as per such transaction, the foreign investor reaches a total participation equal to or above 10% of the share capital of the Spanish company.

If the foreign investor is a resident of a tax haven, as defined under Spanish law (Order HFP/115/2023, of 9 February), notice must be provided to the Registry of Foreign Investments prior to making the investment, as well as after consummating the transaction, regardless of the amount of the investment (i.e., even if the threshold of 10 % of the share capital is not reached).

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Additional regulations to those described above apply to investments in some specific industries, including air transportation, mining, manufacturing and sales of weapons and explosives for civil use and national defense, radio, television and telecommunications and gambling. These restrictions do not apply to investments made by EU residents, other than investments by EU residents in activities relating to the Spanish defense sector or the manufacturing and sale of weapons and explosives for non-military use.

The Spanish Council of Ministers may suspend the aforementioned provisions relating to foreign investments for reasons of public policy, health or safety, either generally or in respect of investments in specified industries, in which case any proposed foreign investments falling within the scope of such a suspension would be subject to prior authorization from the Spanish government.

Exchange control regulations

Pursuant to Royal Decree 1816/1991, of December 20, relating to economic transactions with non-residents as amended by Royal Decree 1360/2011 of October 7, and EC Directive 88/361/EEC, charges, payments or transfers between non-residents and residents of Spain must be made through a registered entity, such as a bank or another financial institution registered with the Bank of Spain or the CNMV (entidades registradas), through bank accounts opened abroad with a foreign bank or a foreign branch of a registered entity, in cash or by check payable to bearer.

Shareholders’ agreements

Notice 3/2020 of BME Growth requires parties to disclose certain types of shareholders’ agreements that affect the exercise of voting rights at a General Shareholders’ Meeting or contain restrictions or conditions on the transferability of shares or bonds that are convertible or exchangeable into shares of listed companies.

If the Company’s shareholders enter into such agreements with respect to the ordinary shares, they must disclose the execution, amendment or extension of such agreements to the Company and to BME Growth, file such agreements with the appropriate commercial registry and publish them through a relevant information notice (comunicación de información relevante).

Failure to comply with these disclosure obligations renders any such shareholders’ agreement unenforceable and constitutes a violation of the LMV. Such a shareholder agreement will have no effect with respect to the regulation of the right to vote in General Shareholders’ Meetings and restrictions or conditions on the free transferability of shares and bonds convertible into shares until such time as the aforementioned notifications, deposits and publications are made.

To the best of the Company’s knowledge, there are no shareholders’ agreements in force except for those disclosed in sections of this prospectus entitled “Management”.

Treasury Shares / Share Repurchases

Pursuant to the Spanish Companies Act, the Company may only repurchase the Company’s own shares within certain limits and in compliance with the following requirements:

●	the repurchase must be authorized by the General Shareholders’ Meeting in a resolution establishing the maximum number of shares to be acquired, the titles for the acquisition, the minimum and maximum acquisition price and the duration of the authorization, which may not exceed five years from the date of the resolution;

●	the repurchase, including the shares already acquired and currently held by the Company, or any person or company acting in its own name but on the Company’s behalf, must not bring its net worth below the aggregate amount of the Company’s share capital and legal or other non-distributable reserves. For these purposes, net worth means the amount resulting from the application of the criteria used to draw up the financial statements, subtracting the amount of profits directly allocated to that net worth, and adding the amount of share capital subscribed but not called and the share capital nominal and issue premiums recorded in the Company’s accounts as liabilities. In addition:

●	the aggregate nominal value of the shares directly or indirectly repurchased, together with the aggregate nominal value of the shares already held by the Company and its subsidiary, must not exceed 10% of the Company’s share capital; and the shares repurchased for valuable consideration must be fully paid-up. A repurchase shall be considered null and void if (i) the shares are partially paid-up, except in the case of free repurchase, or (ii) the shares entail ancillary obligations.

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Treasury shares do not have voting rights or economic rights (for example, the right to receive dividends and other distributions and liquidation rights), except the right to receive bonus shares, which will accrue proportionately to all of the Company’s shareholders. Treasury shares are counted for purposes of establishing the quorum for General Shareholders’ Meeting as well as majority voting requirements to pass resolutions at General Shareholders’ Meeting.

Spanish Corporate and Securities Market Law

The current Spanish Securities Markets and Investment Services Law (Ley del Mercado de Valores, or LMV) was enacted by Law 6/2023 of March 17, 2023. The LMV, together with the Spanish Companies Law (Ley de Sociedades de Capital), forms the core legal framework governing the Spanish securities market and publicly traded companies. Set forth below is a summary of certain significant differences between the provisions of the Spanish Securities Market Law applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Principal Executives

Under Spanish law, the principal executives of Santa Ana are required to act in the best interest of the company, and not in the interest of individual shareholders or groups of shareholders. These executives must submit key business strategies for approval by the Board of Directors, propose internal control systems to the Audit Committee, ensure the disclosure of all material information to the public in accordance with BME Growth regulations, and maintain adequate accounting, registration, and internal control mechanisms, pursuant to the Ley del Mercado de Valores and related corporate governance standards.

Certain Rights of Shareholders

Pursuant to the Ley de Sociedades de Capital (Spanish Securities Markets and Investment Services Law) and the Ley del Mercado de Valores (Spanish stock market law), shareholders of Santa Ana have specific rights, including those applicable to significant transactions. For instance, any transaction or series of transactions that represent 25% or more of the company’s total assets must be approved by the General Shareholders’ Meeting.

In addition, minority shareholders holding at least 5% of the voting share capital (3% in other cases of listed companies not applicable to us) are entitled (among other things) to:

●	Initiate derivative actions against members of the Board of Directors for breaches of duty, such as the duty of loyalty or duty of diligence, for the benefit of the company;

●	Request the calling of a shareholders’ meeting and propose additional points to be approved or discussed during the meeting;

Any minority shareholder owning a 1% of the voting share capital may challenge resolutions of the General Shareholders’ Meeting that are contrary to law, the company’s bylaws, or harm corporate interest, through court proceedings, provided certain formal requirements are met, including deadlines for filing and evidentiary standards.

Limited or Non-Voting Shares

Under Spanish corporate and securities law, the issuance of non-voting shares or shares with limited voting rights is allowed, but these shares may not represent more than 50% of a company’s share capital. Non-voting shares must be granted preferential economic rights such as guaranteed dividends, and may not be bundled or jointly traded with ordinary shares except in specific cases. If issued, their terms must be clearly disclosed and registered with the BME Growth.

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As of the date of this prospectus, the only outstanding equity securities of Santa Ana are ordinary voting shares.

Disclosure of Shareholders’ Agreements

Under Spanish law, shareholders’ agreements that may affect the transferability of shares, voting rights, or control of the company, must be disclosed to the company within three business days following their execution and made public through official filings with the BME and included in the company’s annual corporate governance report.

These agreements:

●	Are enforceable only between the parties;

●	Are not binding on the company or its governing bodies;

●	Do not affect the validity of corporate decisions, even if breached;

●	Must be available for public review at the company’s registered office.

Regulations Applicable to Issuers, Investment Firms, and Other Market Participants

The Regulation (EU) 596/2014 on Market Abuse (Market Abuse Regulation - MAR), applicable to all listed companies in the EU and to all financial instruments admitted to trading on a regulated market.

The CNMV has issued a series of general regulations and circulars applicable to issuers and financial intermediaries, mainly to prevent market abuse and the misuse of privileged confidential information.

The Notice 3/2020 and other applicable BME Growth notices regulate the ongoing obligations of issuers, including financial reporting, insider disclosures, and significant shareholding notifications.

The Delegated Regulation (EU) 2017/565 and MiFID II directives, transposed into Spanish law, govern the conduct and obligations of investment firms, including their role in public offerings.

The Regulation (EU) No 537/2014 and local implementing rules govern the external auditing of listed companies’ financial statements, including auditor independence, rotation, and reporting obligations.

Reporting Obligations

Issuers of listed securities in Spain are subject to comprehensive periodic and event-driven reporting requirements under the Spanish Securities Markets and Investment Services Law (Ley del Mercado de Valores) and applicable and BME Circulars. Santa Ana, as an issuer with shares admitted to trading on the Bolsas y Mercados Españoles (BME) Growth, is required to disclose financial and non-financial information to the BME through the official reporting channels. Whenever appropriate in accordance with the applicable regulations, the BME will then communicate with the CNMV.

Spanish issuers must file the following main reports, among other information:

●	Annual financial statements, including the management report and auditor’s report, prepared in accordance with IFRS as adopted by the EU, within four months after the close of the fiscal year (i.e. before 30 April in our case).

●	Half-yearly financial statements, including a limited review by the external auditor, within four months following the end of the first half of the fiscal year (i.e. before 30 October in our case).

●	Immediate disclosure of inside information (comunicaciones de información privilegiada) under Regulation (EU) No 596/2014 (Market Abuse Regulation – “MAR”), concerning any event that may materially affect the price of Santa Ana’s listed securities.

●	Reports on significant corporate events, including mergers, spin-offs, acquisitions, capital increases, divestitures, or changes in control.

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●	Notice and minutes of general shareholders’ meetings, including summaries of resolutions adopted, filed promptly after the meeting.

●	Disclosure of shareholder agreements (pactos parasociales) that affect voting rights or control, within three business days of execution.

All financial and corporate disclosures are submitted via the BME Growth’s official filing platform and published on Santa Ana’s corporate website and the BME’s website. Listed companies must also ensure simultaneous dissemination of material information to the market to avoid information asymmetry, consistent with MAR obligations.

Suspension of Trading

Under Spanish law, the BME has the authority to suspend trading of an issuer’s securities in certain circumstances, including:

●	Failure to disclose material inside information in a timely manner;

●	Unusual price volatility or trading volumes not explained by publicly available information;

●	To prevent market disorder or protect the interests of investors;

●	Technical or operational failures of the BME trading platform.

Insider Trading, Trading Restrictions and Disclosure Requirements

Spain’s Market Abuse Regulation (EU No. 596/2014) and the Spanish Criminal Code prohibit the use, disclosure, or unlawful communication of inside information by any person in possession of such information. Persons with access to inside information relating to Santa Ana must:

●	Abstain from trading, directly or indirectly, in Santa Ana’s securities;

●	Not recommend or induce third parties to trade based on that information;

●	Safeguard the confidentiality of the information until it is disclosed to the market.

Santa Ana must maintain insider lists identifying all persons with access to inside information, including directors, officers, external advisors, and employees.

Shareholders who reach, surpass or descend 5% of the share capital or its multiples must notify the Company such circumstance in order to publish that information.

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DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one share (or a right to receive one share) deposited with Banco Bilbao Vizcaya Argentaria, S.A., as custodian for the depositary in Spain. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Spanish law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find More Information” for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Material Income Tax Considertions”. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

When can ADSs be cancelled by the depositary?

The depositary may cancel ADSs if there are no underlying deposited securities, or those deposited securities have become apparently worthless or to the extent there are insufficient underlying deposited securities because of an increase in the number of shares represented by one ADS.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Spain and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

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Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least [45] days in advance of the meeting date.

Fees and Expenses

Holders or persons depositing or withdrawing shares, surrendering ADSs, or to whom or from whom ADSs are delivered or cancelled, must pay:	For:

$10.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property or in relation to a change in the number of shares represented by ADSs

Surrender of ADSs for the purpose of withdrawal or cancellation of ADSs, including if the deposit agreement terminates or in relation to a change in the number of shares represented by ADSs

$.10 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

Fees assessed from time to time, but not exceeding $.10 per ADS during any calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect fees for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. While aggregate fees for depositary services will not exceed $.10 per ADS in a calendar year, an investor may be charged more than one such fee in a consecutive 12-month period. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account.  The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith.  The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate.  In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish. If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

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Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

●	we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to ADS holders (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

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Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are obligated to take only the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

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Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

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ORDINARY SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have an aggregate of                      ordinary shares outstanding (including ordinary shares held in the long-term incentive plan and ordinary shares represented by ADSs). Of these ordinary shares, the ordinary shares represented by ADSs sold in this offering by us will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliate” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of ordinary shares described below and whose sales would be subject to additional restrictions described below. Ordinary shares held by our affiliates, representing         % of our issued and outstanding ordinary shares, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted ordinary shares will be entitled to sell those ordinary shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these ordinary shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of lock-up agreements and market standoff agreements described below, and the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market.

Lock-up Agreements

Each of our executive officers, directors, and holders of 10% or more of our issued and outstanding ordinary shares has entered into a “lock-up” agreement in favor of the underwriters pursuant to which each has agreed, for a period of 180 days from the date of this prospectus, no to issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company subject to certain exceptions. See “Underwriting”.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then issued and outstanding shares of our ordinary shares or the average weekly trading volume of our ordinary shares during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Regulation S

Regulation S under the Securities Act provides that ordinary shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our ordinary shares may be sold outside the United States without registration in the United States being required. In addition, Regulation S provides that any shares sold by us outside the United States pursuant thereto may be freely resold into the United States as long as we are a foreign private issuer.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

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MATERIAL INCOME TAX CONSIDERATIONS

The following summary of the material U.S. federal and Spanish income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws other than certain Spanish tax laws and U.S. federal income tax laws.

Spanish Taxation

This document covers the Spanish tax consequences of the acquisition, ownership and disposition of our ordinary shares and applies to holders that are not tax-resident in Spain.

As used in this particular section, the term “non-Spanish tax resident holder” or “non-resident holder” means a beneficial owner of our ordinary shares that meets the following requirements:

●	Is an individual or a corporation not resident in Spain for Spanish tax purposes; and

●	The ownership of our ordinary shares is not effectively connected with either a permanent establishment in Spain through which such owner carries on or has carried on business, or a fixed base in Spain from which such owner performs or has performed independent personal services.

This document does not consider all aspects of Spanish taxation that may be relevant to particular non-resident holders, some of whom may be subject to special rules. In particular, this document does not address the specific Spanish tax consequences applicable to particular investors such us partnerships, trusts, or other “look-through” entities who hold ordinary shares through such entities.

Each non-resident holder should consult with its own tax advisor, as to the particular tax consequences of the purchase, ownership or disposition of our ordinary shares.

Income Taxes – Taxation of Dividends

We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. See “Dividends and Dividend Policy”.

In the event, however, that we pay dividends on our ordinary shares, under Spanish law, the dividends distributed by a Spanish Company are, in general terms, subject to Spanish Non- Residents Income Tax on the gross amount of the dividends distributed, currently taxed at a 19% rate, unless the investor is entitled to an exemption or a reduced rate under a Convention for the Avoidance of Double Taxation (“CADT”) between Spain and its country of residence.

Non-resident holders should consult their tax advisors with respect to the applicability and the procedures under Spanish law for obtaining the benefit of an exemption or a reduced rate under a CADT and provide all the information required by the Company as an obligor before the Spanish Tax Authorities.

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Income Taxes - Preemptive rights

The grant of preemptive rights to subscribe new shares made with respect to our ordinary shares is not treated as a taxable event under Spanish law and, therefore, is not subject to Spanish Non-Residents Income Tax. The exercise of such preemptive rights for the subscription of new shares is not considered a taxable event under Spanish law and, therefore, is not subject to Spanish Non-Residents Income Tax.

The sale of preemptive rights to subscribe new shares will be considered as taxable capital gain on the difference between the acquisition value and the amount received. See “Income Taxes - Taxation of Capital Gains” below.

Income Taxes - Taxation of Capital Gains

Under Spanish Non-Residents Income Tax Law, any capital gain derived from the sale or exchange of shares of a Spanish Company is considered to be Spanish source income and, therefore, is taxable in Spain.

Spanish Non-Residents Income Tax is currently levied at a 19% tax rate on capital gains obtained by non-resident holders, unless the investor is entitled to an exemption or a reduced rate under CADT between Spain and its country of residence.

Non-resident holders should consult their tax advisors with respect to the applicability and the procedures under Spanish law for obtaining the benefit of an exemption or a reduced rate under a CADT.

Spanish Wealth Tax and Tax on Large Fortunes

Unless an applicable CADT provides otherwise, individual non-resident holders who hold ordinary shares located in Spain are subject to the Spanish Wealth Tax (Spanish Law 19/1991) and to the Spanish Solidarity Tax on Large Fortunes (Spanish Law 38/2022), which imposes a tax on assets located in Spain at the end of each year.

For non-resident holders, the applicable legislation, exemptions and tax rates will depend on the location of the assets. In this case, the Company is located in Comunidad de Madrid for tax purposes.

Non-resident holders should consult their tax advisors with respect to the applicability of the Spanish Wealth Tax.

Spanish Inheritance and Gift Taxes

Unless an applicable CADT provides otherwise, transfers of ordinary shares on death or by gift to individuals are subject to Spanish Inheritance and Gift Taxes, respectively (Spanish Law 29/1987), if the ordinary shares are located in Spain, regardless of the residence of the transferee.

For non-resident holders, the applicable legislation, exemptions and tax rates will depend on the location of the assets. In this case, the Company is located in Comunidad de Madrid for tax purposes.

Non-resident holders should consult their tax advisors with respect to the applicability of the Spanish Inheritance and Gift Taxes.

Spanish Transfer Tax

A transfer by a non-resident holder of our ordinary shares will be exempt from any Spanish Transfer Tax (Impuesto sobre Transmisiones Patrimoniales) as well as exempt from Value Added Tax if, at the time of such transfer, real estate in Spain does not amount to more than 50% of our assets.

Real estate located in Spain currently does not, and we do not expect that Spanish real estate will in the foreseeable future, amount to more than 50% of our assets. Additionally, no Stamp Duty will be levied on a transfer by a non-resident holder of our ordinary shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares (including ordinary shares represented by ADSs). It applies to you only if you acquire your ADSs in this offering and hold your ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

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●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our ordinary shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the State, local, non-U.S., and other tax considerations of the ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Additionally, a “non-US Holder” is a beneficial owner of ADSs that is neither a US Holder nor a partnership (or other pass-through entity) for US federal income tax purposes. If a partnership (or other entity treated as a partnership for US federal income tax purposes) is a beneficial owner of ADSs, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding ADSs are urged to consult their tax advisors regarding an investment in the ADSs.

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For US federal income tax purposes, a beneficial owner of ADSs generally will be treated as the beneficial owner of the ordinary shares represented by those ADSs.

US Federal Income Taxation of US Holders

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the expected proceeds from this offering, and projections as to the market price of our ordinary shares immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our ordinary shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “-Dividends” and “-Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “-Passive Foreign Investment Company Rules” below.

Dividends

Any cash distributions paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

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Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We intend to list the ordinary shares on NYSE American. Provided that this listing is approved, we believe that the ordinary shares should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that our ordinary shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on our ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. U.S. Holders may be entitled to a foreign tax credit in respect of some portion of Spanish or other non-U.S. withholding taxes imposed on dividends paid on our ordinary shares. However, the rules governing the availability of the foreign tax credit and the limitations thereon are highly complex, and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the ordinary shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election with respect to such stock. If a U.S. Holder makes this election with respect to our ordinary shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to- market election in respect of our ordinary shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We anticipate that our ordinary shares should qualify as being marketable stock and/or regularly traded while listed on NYSE American, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.

US Federal Income Taxation of Non-US Holders

Taxation of Dividends and Other Distributions on ADSs

If you are a non-US Holder, dividends paid to you in respect of ADSs will not be subject to US federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States and, if required by a qualifying income tax treaty with the United States as a condition for subjecting you to US federal income taxation on a net income basis, the dividends are attributable to a permanent establishment that you maintain in the United States. In such cases, you generally will be taxed in substantially the same manner as a US Holder. If you are a corporate non-US Holder, “effectively connected” dividends, under certain circumstances, may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of a qualifying income tax treaty with the United States that provides for a lower rate.

Taxation of Dispositions of ADSs

If you are a non-US Holder, you will not be subject to US federal income tax on gain recognized on the sale or other disposition of your ADSs unless:

●	the gain is “effectively connected” with your conduct of a trade or business in the United States and, if required by a qualifying income tax treaty with the United States as a condition for subjecting you to US federal income taxation on a net income basis, the gain is attributable to a permanent establishment that you maintain in the United States; or

●	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

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If you are a corporate non-US Holder, “effectively connected” gains that you recognize, under certain circumstances, also may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of a qualifying income tax treaty with the United States that provides for a lower rate.

Information Reporting and Backup Withholding

Certain US Holders, including individuals that own “specified foreign financial assets” with an aggregate value in excess of a specified threshold generally are required to file an annual information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts not held through a custodial account with a US financial institution, as well as securities issued by a non-US issuer (which would include the ADSs). Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Applicable Treasury regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. US Holders that fail to report the required information could be subject to substantial penalties.

Dividend payments to a US Holder with respect to the ADSs and proceeds from the sale, exchange or redemption of the ADSs may be subject to information reporting to the IRS (on an applicable IRS Form 1099) and possible US backup withholding. Backup withholding generally will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certifications or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certifications on IRS Form W-9.

If you are a non-US Holder, you generally will be exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-US payor. You generally will be exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of ADSs effected at a US office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a US person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-US person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the ADSs, including the application of the rules to their particular investment and other personal circumstances.

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UNDERWRITING

We have entered into an underwriting agreement ThinkEquity LLC, as the representative of the underwriters (the “Representative”), with respect to the securities sold in this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters have agreed, severally and not jointly, to purchase from us the number of ADSs set forth opposite the underwriter’s name in the following table at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of ADSs
ThinkEquity LLC

Total

The underwriters have committed to purchase all of the securities offered by us other than those securities covered by the overallotment option described below, if they purchase any securities. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the securities, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Sales of any ordinary shares represented by ADSs made outside of the United States may be made by affiliates of the underwriters.

Over-Allotment Option

We have granted the underwriters an option to purchase from us, at the public offering price less underwriting discounts and commissions, up to an additional                ADSs, solely to cover overallotments, if any. The underwriters may exercise this option, in whole or in part, at any time during the 45-day period from the date of this prospectus.

Underwriting Discounts and Commissions; Expenses

The following table shows the public offering price per ADS, the total underwriting discounts and commissions to be paid to the underwriters and the proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Total
	Per ADS	Without Over- Allotment Option	With Over- Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7.5%)	$	$	$
Proceeds, before expenses, to us	$	$	$

The Representative has advised us that the underwriters propose initially to offer the securities to the public at the public offering price set forth on the cover of this prospectus and to dealers at that price less a concession not in excess of $            per share. If all of the securities are not sold at their respective public offering prices, the Representative may change the public offering price and the other selling terms.

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We have agreed to pay all of the expenses relating to the offering, including, but not limited to the following: (a) all filing fees and communication expenses relating to the registration of the ADSs and the ordinary shares to be sold in the offering with the Commission; (b) all filing fees and expenses associated with the review of the offering by FINRA; (c) all fees and expenses relating to the listing of such Shares on the NYSE American and on such other stock exchanges as the Company and the Representative may together determine, including any fees charged by The Depository Trust Company (“DTC”) for new securities; (d) all fees, expenses and disbursements relating to background checks of the Company’s officers, directors and entities in an amount not to exceed $15,000 in the aggregate; (e) all fees, expenses and disbursements relating to the registration or qualification of such ADSs or ordinary shares under the “blue sky” securities laws of such states, if applicable, and other jurisdictions as the Representative may reasonably designate; (f) all fees, expenses and disbursements relating to the registration, qualification or exemption of such ADSs or ordinary shares under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (g) the costs of all mailing and printing of the underwriting documents (including, without limitation, the Underwriting Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers’ Agreement, Underwriters’ Questionnaire and Power of Attorney), Registration Statements, Prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final Prospectuses as the Representative may reasonably deem necessary; (h) the costs and expenses of the Company’s public relations firm; (i) the costs of preparing, printing and delivering certificates representing the ADSs or ordinary shares; (j) fees and expenses of the transfer agent for the ordinary shares and of the depositary for the ADSs; (k) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the underwriters; (l) the costs associated with post-closing advertising the offering in the national editions of the Wall Street Journal and New York Times; (m) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones, each of which the Company or its designee will provide within a reasonable time after the closing in such quantities as the Representative may reasonably request, in an amount not to exceed $3,000; (n) the fees and expenses of the Company’s accountants; (o) the fees and expenses of the Company’s legal counsel and other agents and representatives; (p) the fees and expenses of the Underwriters’ legal counsel not to exceed $125,000; (q) the $29,500 cost associated with the use of Ipreo’s book building, prospectus tracking and compliance software for the offering; (r) $10,000 for data services and communications expenses; (s) up to $10,000 of the Representative’s actual accountable “road show” expenses; and (t) up to $30,000 of the Representative’s market making and trading, and clearing firm settlement expenses for the Offering.

We have paid an expense advance of $37,500 to the Representative, which shall be applied against fees and expenses of legal counsel and other actual out-of-pocket accountable expenses, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay the Representative a non-accountable expense allowance of 1% of the gross proceeds of the offering at the closing of the offering. The Representative may deduct from the net proceeds of the offering payable us at closing the expenses to be paid by us to the underwriters, less the expense advance.

The underwriting agreement, however, provides that in the event the offering is terminated, any advance expense deposits paid to the underwriters will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(g)(5)(A).

Lock-Up Agreements

Pursuant to “lock-up” agreements, each of our executive officers, directors and holders of 10% or more of the issued and outstanding ordinary shares has agreed for a period of one hundred eighty days from the date of this offering, subject to customary exceptions, without the prior written consent of the Representative, not to, directly or indirectly (a) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of any ordinary shares or ADSs, any warrant or option to purchase such shares or ADSs or any other security of the Company or any other entity that is convertible into, or exercisable or exchangeable for, ordinary shares or any other equity security of the Company (each a “Relevant Security” and collectively, “Relevant Securities”), in each case owned beneficially owned by them or otherwise publicly disclose the intention to do so, or (b) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security (in each case within the meaning of Section 16 of the Exchange Act with respect to any Relevant Security or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by the delivery of Relevant Securities, other securities, cash or other consideration, or otherwise publicly disclose the intention to do so.

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We have agreed that, for a period of six months from the date of the offering, we will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (b) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (c) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (a), (b), (c) or (d) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

We have also agreed that, for a period of twelve months from the closing of the offering, we will not directly or indirectly offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company in any “at-the-market”, continuous equity or variable rate transaction, without the prior written consent of the Representative.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares offered hereby to any accounts over which they have discretionary authority.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The Representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the Representative on the same basis as other allocations.

Representative’s Warrants

We have also agreed to issue to the underwriters or their designees at the closing of this offering Representative’s Warrants to purchase up to an aggregate of            ADSs (5% of the ADSs sold in this offering, including the overallotment option). We are registering hereby the Representative’s Warrants and the ordinary shares issuable upon exercise of such warrants for deposit and delivery of ADSs. The Representative’s Warrants will be exercisable at any time and from time to time, in whole or in part, during a period commencing six months from the commencement of sales in this offering and expiring five years thereafter. The Representative’s Warrants will be exercisable at a price equal to 125% of the public offering price per ADS and such warrants shall be exercisable on a cash basis; provided, that, if a registration statement registering the ordinary shares issuable upon exercise of the Representative’s Warrants is not effective, the Representative’s Warrants may be exercised on a cashless basis. The Representative’s Warrants have been deemed underwriting compensation by FINRA and are, therefore, subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Representative or its permitted assignees under Rule 5110(e)(1) shall not sell, transfer, assign, pledge or hypothecate the Representative’s Warrants, nor engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Representative’s Warrants, for a period of 180 days from the commencement of sales in the offering, except that they may be assigned, in whole or in part, as specifically set forth in the underwriting agreement. The Representative’s Warrants will provide for customary anti-dilution provisions (for stock dividends, splits and recapitalizations and the like) consistent with FINRA Rule 5110(g)(8). Further, the Representative’s Warrants will provide for a one-time demand registration right at our expense, and unlimited piggyback registration rights, in each case for period of up to five years from the commencement of sales of this offering in compliance with FINRA Rule 5110(g)(8)(B), (C) and (D), respectively.

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Determination of Offering Price

The public offering price will be determined through negotiations between us and the underwriters in the offering. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are:

●	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

●	our financial information;

●	the history of, and the prospects for, our company and the industry in which we compete;

●	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

●	the present state of our development;

●	the general condition of the securities markets at the time of this offering;

●	the information set forth in this prospectus and otherwise available to the representatives; and

●	the recent market prices of, and demand for, publicly traded ordinary stock of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

Listing

We have applied to list the ADSs offered in the Offering on the NYSE American under the symbol “STNF”. No assurance can be given that our listing application will be approved by the NYSE American. The consummation of this offering is conditioned on obtaining the approval of NYSE American for the listing of the ADSs.

An active trading market for ADSs may not developed, or if developed, may not be maintained. There can be no assurance that after the offering the ADSs will trade in the public market at or above the public offering price.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any covered short position by either exercising its over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. A naked short position occurs if the underwriters sell more securities than could be covered by the over-allotment option. This position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when securities originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

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These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of the securities.

As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters, and selling group members may engage in passive market making transactions in our securities on NYSE American in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, a variety of these services in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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SELLING RESTRICTIONS

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the ADSs have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ADSs as contemplated in this prospectus. Accordingly, no purchaser of the ADSs, other than the underwriters, nis authorized to make any further offer of the ADSs on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

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Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non- Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Hong Kong

Our securities may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

109

Japan

The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) ) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired our securities under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, (b) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (c) where no consideration is or will be given for the transfer; (d) where such transfer is by operation of law; or (e) as specified in Section 276(7) of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, or (5) as specified in Section 276(7) of the SFA.

110

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the NYSE American listing fee and the FINRA filing fee, all amounts are estimates.

SEC registration fee	$	*
NYSE American listing fee	$	*
FINRA filing fee	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous expenses	$	*
Total expenses	$	*

* To be provided by amendment.

LEGAL MATTERS

The validity of the ordinary shares represented by the ADSs offered by this prospectus and certain other legal matters as to the law of the Kingdom of Spain will be passed upon for us by CMS Albiñana & Suárez de Lezo. Lucosky Brookman LLP is acting as our counsel as to certain matters relating to the federal securities law of the United States of America and the law of the State of New York. Dentons US LLP is acting as counsel to the underwriters as to certain matters relating to federal securities law of the United States of America and the law of the State of New York.

EXPERTS

The financial statements of Santa Ana Global Enterprises, S.A. and subsidiaries as of December 31, 2024 have been audited by TAAD LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in this prospectus in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares represented by the ADSs described herein. This prospectus, which constitutes part of the registration statement, does not include all the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we refer in this prospectus to any of our contracts, agreements or other documents, such references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other document. We anticipate making these documents publicly available, free of charge, on our website at www.santaana.global as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

111

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Santa Ana Global Enterprises, S.A.

Opinion on the Consolidated financial statements

We have audited the accompanying consolidated statement of financial position of Santa Ana Global Enterprises S.A. (the Company) as of December 31, 2024 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows each from inception date of March 22, 2024 through December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows from inception date of March 22, 2024 through December 31, 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

Diamond Bar, CA

December 31, 2025

F-2

SANTA ANA GLOBAL ENTERPRISES S.A.

Consolidated Statement of Financial Position as of December 31, 2024

		December 31,
	Notes	2024
		€
Assets
Current assets:
Cash	2	261,383
Developments under construction	5	598,372
Prepaid expenses	6	416,233
Public treasury receivable	4	88,388
Total current assets		1,364,376
Non-current assets:
Investment property - land	8	10,791,950
Office furniture – net	6	5,312
Guarantee deposits and others	5	7,600
Total non-current assets		10,804,862
Total assets		12,169,238

Liabilities and stockholders’ equity
Current liabilities:
Other financial liabilities	9	404,620
Debt with financial institutions	9	7,461
Accounts payable	9	16,935
Other payables	9	368,126
Current liabilities	9	29,771
Total current liabilities		826,913
Non-current liabilities:
Liability to land contributors	10	1,187,115
Deferred income tax	4	2,401,209
Total non-current liabilities		3,588,324
Total liabilities		4,415,237
Stockholders’ equity:
Share Capital	11	65,210
Additional paid-in-capital	10	1,272,045
Accumulated other comprehensive income (loss)	12	52,307
Retained earnings		6,366,076
Share-based payments reserve	11	(1,637)
Total stockholders’ equity		7,754,001
Total liabilities and stockholders’ equity		12,169,238

The accompanying notes are an integral part of these consolidated financial statements.

F-3

SANTA ANA GLOBAL ENTERPRISES S.A.

Consolidated Statements of Income for the period

from Inception Date of March 22, 2024 through

December 31, 2024

	Notes	From Inception Date as of March 22, 2024 through December 31, 2024
		€
Revenue:		-
Selling, general and administrative expenses	13	(747,081)
Salaries and other costs of employees	14	(98,503)
Operating Loss		(845,584)
Other Income and Expenses
Changes in fair value of investment property	1	9,604,836
Exchange gain – net		8,033
Net profit before income taxes		8,767,285
Income Tax Expense
Income tax expense	4	(2,401,209)
Net profit		6,366,076

Weighted average shares outstanding		-
Basic	10	2,225,880
Diluted		2,225,880
Per share
Basic earnings per share (in units)		2.86
Diluted earnings per share (in units)		2.86

The accompanying notes are an integral part of these consolidated financial statements.

F-4

SANTA ANA GLOBAL ENTERPRISES S.A.

Consolidated Statements of Changes in Equity for the period

from Inception Date of March 22, 2024 through December 31, 2024,

	Note	Number of Outstanding Shares*	Share Capital	Additional Paid In Capital	Reserve	Treasury shares and equity instruments	Retained Earnings (Deficit)	Total Shareholders’ Equity
			€	€	€	€	€	€
Opening Balance at incorporation (March 22, 2024)		-	-	-	-	-	-	-
Issuance of Shares	11	6,521,073	65,210	1,272,045	-	-	-	1,337,255
Sales of treasury shares, net	12	-	-	-	45,107	(1,637)	-	43,470
Attributed cost of the land classified as inventory in Laguna Grande S.A.S	12	-	-	-	7,200	-	-	7,200
Net Profit		-	-	-	-	-	6,366,076	6,366,076
Closing balance for the 2024 financial year		6,521,073	65,210	1,272,045	52,307	(1,637)	6,366,076	7,754,001

*The number of shares outstanding reflects the stock split completed in October 2024, whereby each existing share was subdivided into six new shares (see Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

F-5

SANTA ANA GLOBAL ENTERPRISES, S. A.

Consolidated Statements of Cash Flows

for the period from Inception Date of March 22,

2024 through December 31, 2024

From Inception Date of March 22, 2024, through December 31, 2024
€
Operating activities:
Net income	6,366,076
Items not affecting cash:
Changes in fair value of investment property	(10,791,950)
Liability to land contributors	1,187,115
Changes in non-cash working capital items:
Developments under construction	(591,172)
Public treasury receivable	(88,388)
Prepaid expenses	(416,233)
Accounts payables	404,620
Other current liabilities	422,293
Guarantee deposits	(7,600)
Deferred Income Tax	2,401,209
Net cash used in operating activities	(1,114,030)
Investing activities:	(5,312)
Net cash used in investing activities	(5,312)
Financing activities
Cash for issuance of shares	1,337,255
Sale of treasury shares, net	43,470
Net cash provided by financing activities	1,380,725
Net change in cash	261,383
Cash - beginning of period	-
Cash - end of period	261,383

Non-cash investing and financing activities:
Attributed cost of the land classified as inventory in Laguna Grande S.A.S	7,200

The accompanying notes are an integral part of these consolidated financial statements.

F-6

SANTA ANA GLOBAL ENTERPRISES, S.A.

Notes to the Consolidated Financial Statements for the

period from Inception Date of March 22, 2024,

through December 31, 2024

NOTE1 – ENTITY INFORMATION

Santa Ana Global Enterprises, S.A. (hereinafter “the parent company”, “SAGE, S.A.”,” the Company) was incorporated in Madrid on March 22, 2024. The registered office is located at Calle Castelló, 32 1º Derecha, Madrid, where it carries out its main activity.

As of December 31, 2024, Santa Ana Global Enterprises, S.A., is the parent company of a group (hereinafter, “the Santa Ana Group” or “the Group”) made up of 4 subsidiaries. All the subsidiaries included in the scope of consolidation are integrated by the full integration method.

The parent company is majority-owned by GEM Capital Luxembourg, S.A.R.L., which owns 51.87%of the shares.

On the other hand, on December 10, 2024, the Company became a public company in Spain, listed on BME Growth stock market with the STNA ticker.

Subsidiaries

Subsidiaries are all entities, including special purpose entities, over which the group holds or may hold, directly or indirectly, control, understood as the power to direct the financial and operating policies of a business in order to obtain economic benefits from its activities. When assessing whether the group controls another entity, the existence and effect of potential voting rights that are currently exercised or convertible are considered. The subsidiaries are consolidated as of the date on which control is transferred to the group and are excluded from consolidation on the date on which control ceases.

Colombia

On May 3, 2024, the company Sage Colombia Holdings, SAS was incorporated with a share capital of 1,000,000 Colombian pesos (€ 239) and with the corporate purpose of investing in real estate activities. This company is 100% owned by Santa Ana Global Enterprises, S.A.

On June 28, 2024, Sage Colombia Holdings S.A.S acquires the company Santa Ana Barú Club S.A.S. (formerly Miraval Barú, S.A.S.) for an amount of 100 million Colombian pesos (€ 22,000) from the company Miraval Holding, S.A. Santa Ana Barú Club, S.A.S. is 100% indirectly owned by Santa Ana Global Enterprises, S.A. On November 13, 2024, the corporate name of Santa Ana Barú Club, S.A.S. was changed to the new corporate name Laguna Grande S.A.S. Through this subsidiary, SAGE Colombia signed a trust agreement for the acquisition of land exploitation rights, specifically for the development of the “Laguna Grande” project, located in the south of the city of Cartagena de Indias. In the case of Laguna Grande S.A.S, a trust agreement was agreed with a fiduciary of coverage at the national level, in charge of administering the project trust. Under this structure, the land was irrevocably contributed to a separate trust estate, which holds legal title to the property. However, Laguna Grande S.A.S. acts as the managing settlor and project developer, assuming responsibility for planning, financing, construction, marketing, and all associated risks (market, financial, technical, and legal). The original land contributors retain only economic rights. Accordingly, the Group exercises effective control over the project’s assets and future economic benefits.

The trust is established and operates exclusively in Colombia and is not related to any of the Group’s other subsidiaries or international structures. Its purpose is limited to the development and commercialization of the “Laguna Grande” project.

Chile

On June 21, 2024, the company Santa Ana Global Chile Holdings, SPA was incorporated with a share capital of € 1,000 and with the corporate purpose of real estate activities. This company is 100% owned by Santa Ana Global Enterprises, S.A.

On August 14, 2024, Santa Ana Global Chile Holdings signed a contract to acquire the exploitation rights of a plot of land located approximately 10 km from the commune of Lampa, in the Province of Chacabuco, Metropolitan Region of Santiago, with the purpose of developing the “Lipangue” project. This agreement establishes that the company, whether SAGE Chile or the Specific Purpose Company (“SPV”) created, will acquire the exploitation rights of the plot of land through a scheme of fixed and variable prices.

The “Lipangue” Project consists of the development of a large-scale residential and mixed-use real estate complex in an area with high growth potential due to its proximity to Santiago and improved infrastructure connectivity. The project is currently in a preliminary stage focused on land feasibility, zoning analysis, and urban planning assessments. No construction or investment activities have yet been implemented, as the development will depend on the results of these studies and the granting of the necessary permits and authorizations.

The fixed price was determined at 33,600 Development Units (UF) (equivalent to approximately €1,250,000 at the exchange rate on the date of the agreement) based on an independent valuation and negotiations between both parties. There is variable price component as a percentage of the gross revenues of the Lipangue Project and includes the fixed price within it. Both the fixed and variable components are contingent upon the progress of the project’s development and will only become payable once it begins to generate revenue. If the project is not ultimately awarded to the Company, the agreement would be terminated without any penalties or indemnifications. Therefore, as of the reporting date, there is no present obligation for the Company to acquire the land at the fixed amount of UF 33,600, as the conditions required to trigger such an obligation have not yet been satisfied.

Both the variable and the fixed price will be paid only after progress has been made in the development of the project, when the project begins to generate revenue.

Panama

On June 26, 2024, the company Sage Panama Global Holdings Inc was incorporated with a share capital of $1,000 (€ 934) and with the corporate purpose of real estate activities. This company is 100% owned by Santa Ana Global Enterprises, S.A.

On October 2, 2024, the Subsidiary Sage Panama Global Holdings Inc, reached a purchase option agreement for 5 lots located in Brisas del Golf, District of San Miguelito Republic of Panama, which add up to a total of 12,593 square meters.

Sage Panama Global Holdings Inc, undertakes, as consideration for the Option granted, to make the payment of $30,000 (€ 28,358) at the time of signing the contract, which is valid until November 30, 2024. The $30,000 (€ 28,358) has already been paid as of December 31, 2024. On November 11, 2024, Sage Panama signed the Promise of Purchase Agreement (see agreed payment schedule in Note 20).

F-7

NOTE2 – MATERIAL ACCOUNTING POLICIES

Statement of Compliance

The audited consolidated financial statements of Santa Ana have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

Basis of Presentation

The consolidated financial statements of the Company were prepared on a historical cost basis except where certain financial instruments are required to be measured at fair value. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The consolidated financial statements are presented in Euro, which is the Company’s functional currency. Transactions in currencies other than the functional currency are recorded in accordance with the policies stated under Foreign Currency Transaction in Note 2.

Inventories

In accordance with IAS 2 – Inventories, inventories are measured at the lower of cost and net realizable value (“NRV”). Cost includes the acquisition price of land and plots, directly attributable development and urbanization costs, purchase-related expenses, and any financial costs incurred during the period in which development activities take place, to the extent that such costs are necessary to bring the inventory to its current condition and location.

Inventories are analyzed regularly to determine whether their carrying amount exceeds NRV. When NRV is lower than cost, the corresponding write-down is recognized in profit or loss. Conversely, when NRV exceeds cost, the inventories continue to be carried at cost, as IAS 2 does not permit upward revaluations.

The determination of NRV is based on independent external valuations or internal valuation studies, depending on the nature and stage of the asset. Valuations are performed using recognized methodologies such as the dynamic residual method for land under development and discounted cash flow techniques for projects in progress or completed units. These techniques follow the Valuation and Appraisal Standards issued by the Royal Institution of Chartered Surveyors (“RICS”) and the International Valuation Standards (“IVS”).

The dynamic residual method incorporates the development potential of the land and the time dimension of the project, allowing phased analysis when large parcels cannot be fully commercialized in the short term. As valuations rely on forward-looking information—such as projected sales prices, construction timelines, financing costs, and absorption rates—actual results may differ from initial estimates. Any changes in NRV arising from updated market conditions or project expectations are recognized prospectively in accordance with IAS 2.

Foreign currency transactions

The Group’s consolidated financial statements are presented in euros, which is the functional currency of the company. Assets and liabilities denominated in foreign currency are translated at the exchange rates in effect on the closing date. Income, expenses, and non-cash assets and liabilities are translated at the exchange rate in effect on the date of the transaction. Foreign exchange gains and losses are recognized in the income statement.

Income tax

Current tax assets and liabilities will be measured at the amounts expected to be paid or recovered by the tax authorities, in accordance with the regulations in force or approved and pending publication at the end of the financial year.

Deferred taxes are calculated, according to the liability method, on the temporary differences that arise between the tax bases of assets and liabilities and their carrying amounts. Deferred tax is determined by applying the regulations and tax rates approved or about to be approved at the balance sheet date and expected to be applied when the corresponding deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized to the extent that it is likely that future taxable gains will be available to offset temporary differences. Deferred tax liability is recognized as long as the amount is not negligible.

Deferred tax assets and liabilities are recognized in the income statement, except when they correspond to transactions recognized in other comprehensive income, in which case they are also recognized directly in other comprehensive income

Office furniture

The assets included in property, plant and equipment have been measured at the acquisition price or cost of production and reduced by the corresponding accumulated depreciation and amortization of 10 years and any known impairment loss. The acquisition price or cost of production includes the additional expenses that necessarily occur until the good is put into working condition.

Furniture	10 Years straight line

The costs of extension, replacement or renovation that increase the useful life of the object asset, or its economic capacity, are accounted for as a higher amount of property, plant and equipment, with the consequent withdrawal of the replaced or renewed elements. Likewise, periodic maintenance, conservation and repair expenses are charged to profit or loss, following the accrual principle, as a cost for the year in which they are incurred.

Depreciation has been established in a systematic and rational manner according to the useful life of the assets and their residual value, considering the depreciation they normally suffer due to their operation, use and enjoyment, without prejudice to also considering the technical or commercial obsolescence that could affect them.

In accordance with International Accounting Standard IAS 40 – Investment Property, and specifically paragraphs 8(b) and 33–35, the Group’s land has been classified and measured under the fair value model. This model requires that investment properties be carried at their fair value at each reporting date, with changes in fair value recognized in profit or loss for the period.

As of December 31, 2024, a portion of the land is held for an undetermined future use, as defined under IAS 40.8(b). Management will keep it as investment property. The company will continue to evaluate the intended use of the land, and any reclassification, if deemed appropriate, will be made at such time as a decision is reached and in accordance with the requirements of IAS 40.

The accounting treatment applied reflects the economic substance of the transaction and the effective control exercised by the Group over these assets, ensuring compliance with IAS 40 – Investment Property. The fair value of the land has been determined based on independent valuation reports prepared by Valuart (Valuart P&C SAS), and reflecting solely the value of the asset itself. These reports were prepared using methodologies consistent with International Valuation Standards (IVS 2020), including the market approach, the static residual method, and the dynamic residual method, the latter being adopted as the final benchmark given its ability to capture the expected sequencing of project execution, market absorption, construction and financial costs, and developer return.

As established in IAS 40.53, no depreciation is recognized for assets measured under the fair value model.

F-8

Impairment of non-financial assets

Assets subject to depreciation or amortization are subject to impairment loss tests whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognised for the excess of the carrying amount of the asset over its recoverable amount, understood as the fair value of the asset less costs to sell or the value in use, whichever is greater.

Value in use is determined by future cash flows discounted to their present value, using a pre-tax discount rate that reflects current time money market valuations and asset-specific risks that have not been adjusted in projected cash flows.

Fair value is assessed by the Managers and reflects the underlying economic value of the assets under normal market conditions, with a willing buyer and seller and assumes the appropriate time for sale.

Cash

As of December 31, 2024, the Company had cash of €261,383. The Company does not have any cash equivalents.

New Accounting Pronouncements

New rules, amendments and application interpretations for the year ended December 31, 2024

During the 2024 financial year, the following rules, amendments to rules and interpretations have come into force, which, if applicable, have been used by the Group in the preparation of the consolidated financial statements:

Standards, Modifications and Interpretations	Description	Mandatory application of financial years starting from:
Amendment to IAS 1 Classification of liabilities as current and non-current and classification of non-current liabilities with covenants	Clarifications regarding the presentation of liabilities as current or non-current, and in particular, those conditioned on compliance with covenants.	January 1, 2024
Amendment to IFRS 16 Lease Liability in a Sale with leaseback	This amendment clarifies the subsequent accounting of the Lease liabilities arising in sale and leaseback transactions.	January 1, 2024
Amendment to IAS 7 and IFRS 7 Financing agreements with suppliers

This amendment introduces breakdown requirements for

information specific to financing agreements with suppliers and their effects on the company’s liabilities and cash flows, including liquidity risk and management of associated risks.

January 1, 2024

In relation to the above standards, the SANTA ANA Group has applied the standards in the 2024 financial year until December 31, 2024, without having any significant impact either on the figures, or on the presentation and breakdown of the information, either because they do not involve relevant changes, or because they refer to economic events that do not affect the SANTA ANA Group.

Rules, amendments and interpretations to existing rules that cannot be adopted in advance or that have not been adopted by the European Union:

The following standards were not in force in the 2024 financial year, either because their effective date is after the year-end date of the Consolidated Financial Statements as of December 31, 2024, or because they have not yet been adopted by the European Union:

Standards, Modifications and Interpretations	Description	Mandatory application of financial years starting from:
New Standards
IFRS 18 Presentation and Disclosures of Financial Statements	The purpose of this new standard is to establish the reporting and disclosure requirements for financial statements, thereby replacing IAS 1, in force	January 1, 2027
IFRS 19 Breakdowns of subsidiaries without public accounting	The objective of this new standard is to detail the breakdowns that a subsidiary can optionally apply in the issuance of its financial statements.	January 1, 2027
Modifications
Amendment to IAS 21 Absence of convertibility	This amendment establishes an approach that specifies when one currency can be exchanged for another. and if not, the determination of the exchange rate to be used.	January 1, 2025
Amendment to IFRS 7 and IFRS 9 Classification and Measurement of Financial Instruments	This amendment clarifies the criteria for the classification of certain financial assets, as well as the criteria for the derecognition of financial liabilities settled through electronic payment systems. Additionally, it introduces additional breakdown requirements	January 1, 2026

The Directors of the Parent Company do not expect significant impacts from the introduction of these published modifications that have not entered into force, as they are forward-looking applications, presentation and breakdown modifications and/or deal with aspects that are not applicable or not significant to the Group’s operations.

NOTE 3 BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

Preparation

The Consolidated Financial Statements as of December 31, 2024 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the European Union and other provisions of the regulatory framework applicable to the Group in Spain in such a way as to show a true and fair view of the Group’s equity and financial position as of December 31, 2024, as well as the result of the company’s operations that have occurred during the 2024 financial year.

Principles of consolidation

The Consolidated Financial Statements as of December 31, 2024, include the Financial Statements as of December 31, 2024, of the Parent Company, as well as the Financial Statements as of December 31, 2024, of the subsidiaries, associates and joint ventures:

Subsidiaries	Type of Entity	Country	Share Capital in Euros	Net Equity	% Ownership	Cost of Investment in Euros	Value Adjustments	Dividends Received
SAGE Colombia Holdings, S.A.S	Group	Colombia	239	239	100%	239	-	-
Santa Ana Global Chile Holdings S.P.A	Group	Chile	1,000	1,000	100%	1,000	-	-
SAGE Panama Global Holdings INC.	Group	Panama	935	935	100%	935	-	-

F-9

Non-mandatory accounting principles

No non-mandatory accounting principles have been applied.

Critical aspects of the valuation and estimation of uncertainty

Management has prepared these Annual Accounts as of December 31, 2024, under the going concern principle, and there are no significant uncertainties regarding events or conditions that could raise significant doubts about the possibility of the company continuing to operate normally.

Going Concern Assumption

In preparing the consolidated financial statements for the year ended December 31, 2024, management has assessed the Company’s ability to continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

In performing this assessment, management considered the Company’s financial position, results of operations, liquidity forecasts, and expected cash flows for a period of at least twelve months from the reporting date. The Company’s statement of financial position includes significant non-cash items, including fair value adjustments to investment property and deferred income tax liabilities, which impact reported equity and working capital but do not result in near-term cash outflows.

Management also considered scenarios in which, excluding such non-cash items, the Company could experience liquidity pressure. To mitigate these potential risks, management has identified and is actively pursuing measures to support the Company’s liquidity position. These measures include the optimization of operating expenditures, the timing of development and capital expenditures, and access to financing arrangements.

As discussed in Note 9, the Company has entered into a standby equity subscription facility with LDA Capital providing for the potential issuance of equity securities for aggregate gross proceeds of up to €20,000,000, subject to the satisfaction of contractual conditions and at the Company’s discretion. While amounts under this facility are not automatically available and depend on market conditions at the time of any drawdown, management has considered the existence of this facility as a source of potential liquidity in its going concern assessment. Subsequent to year-end (December 2025), post–year-end financing transactions represent total proceeds of approximately €2,200,000 and significantly strengthened the Group’s liquidity position after the reporting date.

Comparison of information

Due to the fact that the Parent Company, and therefore the group, was incorporated on March 22, 2024, as already indicated in Note 1 of this document, both in the balances expressed in the Consolidated Financial Statements as of December 31, 2024, and in the Consolidated Financial Statements, only balances as of December 31, 2024, are presented and no comparisons are presented with those of the previous year.

Functional and presentation currency

The figures contained in the documents that make up these Consolidated Financial Statements, the consolidated balance sheet, the consolidated income statement, the statement of changes in consolidated equity, the consolidated statement of cash flows and the consolidated annual report are expressed in euros, unless otherwise provided, as it is the currency of the main environment in which the Group operates.

Grouping of Items

For ease of understanding, the consolidated balance sheet and consolidated income statement as of and for the year ended December 31, 2024 are presented in grouped form where appropriate, with the required analyses included in the accompanying notes.

Changes in Criteria and correction of errors

As it is the first financial year, as discussed in Note 1 and 2 of this consolidated report, there can be no changes in accounting criteria.

NOTE4 – PUBLIC TREASURY RECEIVABLE

The balances as of December 31, 2024, with Public Administrations are detailed in the following table:

	December 31, 2024
	Debit balance	Credit balance
	€	€
Deferred Tax Assets/Liabilities	-	2,401,209
Value Added Tax	88,250	-
Wage and rent withholdings	-	24,621
Current Corporation Tax	-	-
Advance taxes and contributions	138	-
Social security	-	5,150
	€88,388	€2,430,980

F-10

NOTE5 – DEVELOPMENTS UNDER CONSTRUCTION

The breakdown of the balances included in the Developments under constructions item is as follows:

December 31, 2024
€
Developments under construction	591,172
Cost of land	7,200
Total	€598,372

The products in progress and advances arise from the capitalisation of valuation amounts and expenditures directly linked to construction projects to be developed in the locations where the Company operates. These capitalised costs, recorded as “Developments under construction,” include general administrative expenses, development-related costs and financing expenses incurred mainly in connection with obtaining and executing the development contract. Accordingly, the costs directly attributable to these projects were capitalised as of December 31, 2024.

In accordance with IAS 2, the portion of the land that the Company intends to sell in the ordinary course of business is recognized as inventory and measured at cost. This balance therefore includes the recognition of land at cost corresponding to 36% of the total land, determined based on the project’s urban planning. That 36% relates to the specific phases selected and planned for sale as part of the Company’s normal business activities.

NOTE6 – PREPAID EXPENSES

The breakdown of the balances included in the inventory Developments under constructions item is as follows:

December 31, 2024
€
Prepaid expenses related to equity line	366,667
Payment for land purchase option	28,799
Other prepaid expenses	20,767
Total	€416,233

As of December 31, 2024, prepaid expenses primarily include the portion of the fixed fee under the service agreement with LDA Capital that relates to future periods. The agreement establishes a total fee of € 400,000 for services associated with the equity line facility, which is recognized as a prepaid expense and amortized on a straight-line basis over four years (€8,333 per month). Since the agreement was executed in September 2024, four months of amortization have been recorded as of year-end, resulting in a remaining prepaid balance of € 366,666. Prepaid expenses also include the first payment of $30,000 (€ 28,358) made in connection with the land purchase option in Panama.

NOTE7 – PROPERTY, PLANT AND EQUIPMENT

Property and equipment as of December 31, 2024, is summarized as follows:

December 31, 2024
€
Furniture	5,312
Accumulated depreciation	-
€5,312

During 2024, the Company acquired property and equipment of €5,312. The Company started to record depreciation expense in 2025.

NOTE8– INVESTMENT PROPERTY

Investment property as of December 31, 2024, are summarized as follows:

December 31, 2024
€
Investment property - Land	10,791,950
€10,791,950

The Group’s investment property corresponds to the land located in Colombia (“Laguna Grande” project), currently in a very early stage of development. As of December 31, 2024, the land is held for an undetermined future use, as defined under IAS 40.8(b). Due to the preliminary stage of the project, management will keep the land as investment property and will keep revaluating the fair value during the normal course of the business. Until such determination is made, the land continues to be classified at fair value as investment property in accordance with IAS 40.

The capitalized costs and advances recognized as of December 31, 2024, correspond to expenditures directly attributable to the maintenance, feasibility analysis, and preliminary activities necessary to preserve and enhance the value of the property while its economic use remains uncertain. These expenditures have been capitalized in accordance with IAS 40.16–20, as they are considered part of the investment property’s cost during its development and preparation phase.

The fair value of the investment property has been determined based on an independent valuation, an external expert not related to the Group. The valuation was conducted in accordance with the Valuation and Appraisal Standards issued by the Royal Institute of Chartered Surveyors (“RICS”) and the International Valuation Standards (“IVS”) published by the International Valuation Standards Council (“IVSC”), consistent with the principles of IAS 40.33–35. The valuation primarily applied the dynamic residual method, supported by market and comparable approaches, resulting in a fair value of €16,852,801 as of December 31, 2024.

The land designated for long-term strategic use is classified as investment property under IAS 40, as it is held for purposes other than sale in the short term and will be utilized in line with the project’s strategic objectives. This portion represents 64% of the total land, based on the project’s Master Plan. The remaining 36% is allocated to phases intended for ordinary sale and, as such, is classified as inventories under IAS 2.

This allocation is supported by objective evidence from the master plan and the independent valuation, including buildable areas, segmentation of residential and non-residential zones, and the sequencing of development. These factors confirm that a significant portion of the land qualifies as investment property until its ultimate use is determined.

F-11

NOTE9 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued labilities as of December 31, 2024, are summarized as follows:

December 31, 2024
€
Short-term accounts payable	16,935
Other payables	368,126
Income tax payable	29,771
Trade and other payables	€414,832
Debts with financial institutions	€7,461
Other financial liabilities	€404,620
€826,913

Suppliers and creditors

As of December 31, 2024, under the heading of Suppliers and Creditors, “Other payables” amounts €368,126. This amount corresponds to creditors for services rendered, majority of these correspond to legal advisory and consulting services related to the group’s ongoing projects and corporate structuring activities.

Debt with credit institutions

As of December 31, 2024, the only debt with credit institutions corresponds to a credit card, whose debt amounts to € 7,461.

Financial lease liabilities

The group has no financial lease debts as of December 31, 2024.

Other financial liabilities

As part of the “other short-term debts”, the debt with LDA Capital Limited has been registered for an amount of € 400,000. This payment must be made regardless of the volume of funds available by the Company within the framework of this agreement, which is why the short-term debt has been registered (it must be paid within 12 months of the IPO date). As it is a four-year contract, the part corresponding to 4 months since the signing of the contract in September (October to December) has been charged to expenses for the 2024 financial year In the amount of€ 33,333 recorded in the 2024 income statement and the remaining € 366,667 have been accrued to the assets of the Balance Sheet, and will be charged to the income statement at a rate of € 8,333 per month.

These balances reflect the equity investment facility agreement of €20m from LDA Capital Limited (“LDA Capital”), strengthening the Company’s financial position, enhancing operational capacity, and enabling the expansion of activities into new markets and strategic sectors. They also provide the flexibility to pursue strategic initiatives, invest in innovation, and improve overall competitiveness.

The agreement contemplates a disbursement of up to € 20,000,000 by LDA Capital over a period of up to four years, which will be carried out once Santa Ana begins trading. In exchange, the Company undertakes to pay a fixed amount of € 400,000 to be paid in two phases:

- Within a maximum period of 6 months from the listing of the shares on BME Growth, the Company must pay at least 50% of the commission.

- Within 12 months of the listing of the shares on BME Growth, the Company must have paid the commission in full.

By means of this agreement, LDA Capital undertakes to subscribe shares of the Company up to an amount of € 20,000,000, within a period of 4 years from the signing of the contract, at a valuation of the Company which, at the Company’s discretion, may be determined in an amount equivalent to:

- 90% of the VWAP during the pricing period.

- 100% of the VWAP during said period, with the Company having to pay a commission equivalent in money for 10% of said amount or;

- 91% of the VWAP in the pricing period, with the Company having to pay a commission equivalent in money for 1% of this amount.

For the purposes of the contract, the pricing period is understood to be the 30 trading days prior to the date on which the company notifies its subscription to LDA Capital, with the conditions and limitations of the contract.

As consideration for the subscription of the share subscription line, the Company has the capacity of issuing warrants in its favour (debentures convertible into shares) in favour of LDA Capital, up to a maximum of 4.5% of the share capital, of which 2.5% will be executable from the outset, and the remaining 2% as the line is discounted. at a rate of 0.1% for each million euros requested from the line. LDA Capital may execute these warrants up to 5 years after 120 days have passed since the IPO.

Santa Ana reserves the option to cancel the agreement with an exit clause and the option to mitigate the impact of the cash share by paying the spreads on both unexecuted warrants and capital increases.

F-12

NOTE10– Liability to Land Contributors

Non-current liabilities as of December 31, 2024, are summarized as follows:

December 31, 2024
€
Liability to land contributors	1,187,115
Total	€1,187,115

As of December 31, 2024, the Group recognises under non-current liabilities an amount of €1,187,115 classified as “Liability to land contributors”, corresponding to its estimated obligations to the original contributors of a plot of land located in Colombia.

This liability arises from a commercial trust agreement under which the original land owners irrevocably transferred legal title to the land to an autonomous estate in exchange for a contractual right to receive cash distributions linked to the economic performance of the real estate project to be developed on that land, calculated according to a fixed and limited participation formula.

The amount recorded represents the estimated present value of the Group’s obligation under that formula. The measurement is based on an independent external appraisal of the land and management’s projections for the project, including expected future net cash flows from the planned development, the anticipated timetable for the different phases and a discount rate that reflects current market conditions and the specific risks associated with the projects.

NOTE11 – SHARECAPITAL

The Company has authorized 6,521,073 ordinary shares with a par value of €0.01

The parent company was incorporated on March 22, 2024, with a share capital of € 61,800, represented by 1,030,000 shares with a par value of € 0.06 each. Of this, 25% is disbursed, and the remaining 75% will be disbursed through the corresponding monetary contributions within a maximum period of 5 years. Given its magnitude relative to the Group’s financial position, the outstanding unpaid capital is considered immaterial for the purposes of these consolidated financial statements.

On July 16, 2024, a capital increase of € 1,677 was carried out through the issuance of 27,955 new shares to an investor with a par value of € 0.06 each.

On July 30, 2024, a second capital increase of €1,398 was carried out, through the issuance of 23,299 new shares to an investor with a par value of €0.06 each.

On October 31, 2024, it carried out a share capital restructuring through a share split, whereby each old share was divided into six new shares, reducing its nominal value from €0.06 to €0.01 per share.

On November 21, 2024, by virtue of the delegation of the General Shareholders’ Meeting of October 31, 2024, the Board of Directors agreed to a capital increase for an amount of €279, through the issuance of 27,932 new shares to an investor with a par value of €0.01 each.

On November 30, 2024, by virtue of the delegation of the General Shareholders’ Meeting of October 31, 2024, the Board of Directors agreed to a capital increase for an amount of €56, through the issuance of 5,617 new shares to an investor with a par value of €0.01 each.

Therefore, the registered capital of the Parent Company is composed, as of December 31, 2024, of 6,521,073 shares with a par value of €0.01 each, fully subscribed, paid up and with the same rights and obligations. In addition, there is an issue premium as of December 31, 2024, amounting to €1,272,045.

Capital Increases	New shares	Total Shares	Cash	Notes
Initial Share Capital	-	1,030,000	61,800	Pre-Split
First Capital Increase	27,955	1,057,955	1,677	Pre-Split
Second Capital Increase	23,299	1,081,254	1,398	Pre-Split
Share Split (6:1)	-	6,487,524	-	Split
Third Capital Increase	27,932	6,515,456	279	Post-Split
Fourth Capital Increase	5,617	6,521,073	56	Post-Split

NOTE12 – RESERVE

Share premium

- As a result of the first capital increase dated June 16, 2024, detailed in the previous point, 27,955 shares were issued with an issue premium of €21.40 per share (€598,237 in total).

As a result of the second capital increase dated July 30, 2024, detailed in the previous point, 23,299 shares were issued with an issue premium of €21.40 per share (€498,599 in total).

As a result of the third capital increase dated November, 21 2024, detailed in the previous point, 27,932 shares were issued with an issue premium of €3.57 per share (€99,696 in total).

As a result of the fourth capital increase dated November 30, 2024, detailed in the previous point, 5,617 shares were issued with an issue premium of €13.44 per share (€75,513 in total).

In total, the cumulative share premium as of December 31, 2024, for the capital increases carried out during the 2024 financial year amounts to €1,272,045.

Legal Reserve

There is still no legal reserve as of December 31, 2024 because the company was incorporated in March 2024.

F-13

Voluntary Reserve

During the 2024 financial year, an increase has been recorded due to the accounting of capital gains obtained from the sale of treasury shares. Specifically, the reduction in the treasury share account for the 2,699 shares sold has generated a net income of €45,107, which has been accounted for directly in Equity, specifically in voluntary reserves.

During 2024, voluntary reserves increased mainly due to transactions in the Company’s own shares, with the net effect recorded directly in equity. The Company has a market maker agreement with Singular Bank, S.A.U. in connection with trading on BME Growth, under which purchases and sales may be executed using dedicated cash and securities accounts opened in the Company’s name. Own shares held under this arrangement are presented as a deduction within equity.

The attributed cost of the land classified as inventory in Laguna Grande S.A.S., amounting to €7,200, had been recognized as share capital in the subsidiary, accordingly, an adjustment was recorded to reclassify this amount from the investment in the subsidiary to reserves in Santa Ana’s consolidated financial statements. This adjustment eliminates the intragroup effect and ensures the proper presentation and alignment of consolidated equity in accordance with consolidation principles.

NOTE13 – SELLING AND ADMINISTRATIVE EXPENSES

The Company incurred the following selling and administrative expenses during 2024.

December 31, 2024
€
Leases and royalties	32,300
Repairs and conservation	122
Independent professional services	541,845
Transport	19
Banking and similar services	34,174
Advertising	24,035
Office supplies	1,446
Other services	113,140
Total	€747,081

NOTE14 – INCOME AND EXPENSES

Net turnover

There are no records as of December 31, 2024.

Operating Income

The breakdown of operating income is as follows:

December 31, 2024
€
Change in fair value in investment property	9,604,836
Total	€9,604,836

The amount recognized for €9,604,836 corresponds to the positive change in the fair value of the “Investment property - Land” item, based on valuations carried out by independent experts not related to the Group (Note 8).

Supplies

There are no records as of December 31, 2024.

Personnel costs

The breakdown of item 6 of the profit and loss account is as follows:

December 31, 2024
€
Salaries, wages and similar	84,724
Social security paid by the company	13,779
Total	€98,503

NOTE15 – PROVISIONS

No provisions have been recorded for the year ended December 31, 2024.

NOTE16 – RELATED PARTY TRANSACTIONS AND BALANCES

Debts to related parties and partners (short-term)

There is a debt of € 2,000 with the majority shareholder of the parent company.

NOTE17 – CONTINGENCIES AND GUARANTEES

There are no contingencies or guarantees as of December 31, 2024. The Group does not expect any significant liabilities to arise.

F-14

NOTE18 – COMMITMENTS

There are no firm commitments to buy or sell financial assets, nor are they affected by guarantees, litigation, embargoes, etc.

It is important to note that the company has a payment obligation with LDA. Santa Ana Global Enterprises, S.A. has agreed on a fixed fee of €400,000 (the “Commission”) to be paid to LDA, as explained in Note 8 of this Consolidated Financial Statement.

- The Company will pay the full amount of the fee to LDA within 30 days from December 31, 2024 (on June 16, 2025, the Company has signed an amendment to the Agreement with LDA Capital that modifies the payment method fee, see note 20 – Subsequent events);

- The fee shall be paid within a period of 30 days in cash or in Ordinary Shares of the Company based on a valuation of the Company at 90% of the post-money valuation of the last round of financing.

NOTE19 – INCOME TAX

During the year ended December 31, 2024 all taxable income of the Company is generated in Spain and is subject to tax in this jurisdiction.

During 2024, the general tax rate to which the Company is subject is 25%.

The below table summarizes the computation of income tax expense for the year ended December 31, 2024:

December 31, 2024
€
Net income (loss) before taxes	8,767,285
Add: permanent differences	-
Add (less): temporary differences	-9,604,836
Less: cancellation of negative tax base	-
Taxable income (loss)	(837,551)
Tax rate at 25%	-
Add (less): deferred income tax expenses (recovery)	2,401,209
Income tax expense (recovery)	€2,401,209

The following table provides a reconciliation between the statutory rate and the effective income tax rate, expressed as a percentage of income before income taxes:

December 31, 2024
€
Tax at the statutory rate	25.0%
Penalties	-
Cancellation of negative tax basis	-
Temporary differences	-
Tax Credit	-
Effective tax rate	25.0%

NOTE20 – SUBSEQUENT EVENTS

Subsequent to December 31, 2024, the Company entered into a series of financing arrangements through the issuance of multiple convertible notes and several loan agreements. During 2025, the Company received funds corresponding to convertible notes with an aggregate principal amount of approximately €1,142,000. These notes were disbursed mainly in January, February, March, April, May and October 2025, and all feature contractual maturities extending beyond twelve months. In addition, the Company obtained loan financing for a total principal amount of €584,000, with disbursements taking place in January, July, September, November and December 2025. Together, these post–year-end financing transactions represent total proceeds of approximately €2,200,000 and significantly strengthened the Group’s liquidity position after the reporting date. In January 2025, € 554,000 were paid in Panama, corresponding to the first payment, which had been verbally deferred since its due date, which was set for December 31, 2024.

On February 14, 2025, in Madrid, the Extraordinary General Meeting of Shareholders of Santa Ana Global Enterprises, S.A. was held at first call at 10:00 a.m., with the presence of 87.67% of the total share capital. The issuance of warrants that give the right to subscribe for newly issued shares of the Company in favor of LDA Capital Limited € 3,073 equivalent to a maximum of 307,276 shares is approved. It is also authorized to issue exchangeable and/or convertible bonds into shares and warrants for an amount of up to € 13,042 and a maximum term of five years.

In addition, this Meeting approves the delegation to the Board of Directors of the power to increase the share capital, with the power to exclude the pre-emptive subscription right under article 297.1.b) of the Law on Companies with a Share Capital, and authorizes the Board of Directors to acquire treasury shares under the terms of article 146 of the Law on Capital Companies.

On June 16, 2025, the Company has signed an amendment to the Agreement with LDA Capital that modifies Clause 3.2 of the Agreement regarding the payment of the €400,000 fee. The new structure is as follows:

a)	Performance-based payments: Each time the aggregate Subscription Price in Closing Notices reaches €300,000, the Company must pay €100,000 (i.e., one fourth of the fee). After each such payment, the calculation resets. These amounts reduce first the instalments under (b), and then the balance under (c). Payments are due two business days after receiving the proceeds.

F-15

b)	Instalments: Starting June 15, 2025, the Company shall pay €200,000 (50% of the fee) in 20 monthly instalments of €10,000. Any amounts already paid under (a) reduce this balance. The payment schedule is the following:

Payment #	Due Date	Amount Due
1	16-Jun-25	€10,000
2	15-Jul-25	€10,000
3	15-Aug-25	€10,000
4	15-Sep-25	€10,000
5	15-Oct-25	€10,000
6	15-Nov-25	€10,000
7	15-Dec-25	€10,000
8	15-Jan-26	€10,000
9	15-Feb-26	€10,000
10	15-Mar-26	€10,000
11	15-Apr-26	€10,000
12	15-May-26	€10,000
13	15-Jun-26	€10,000
14	15-Jul-26	€10,000
15	15-Aug-26	€10,000
16	15-Sep-26	€10,000
17	15-Oct-26	€10,000
18	15-Nov-26	€10,000
19	15-Dec-26	€10,000
20	15-Jan-27	€10,000

c)	Deferred payment: The remaining portion of the fee (up to €200,000) is payable 18 months after the listing of the Company’s shares on the Principal Market (by June 10, 2026). Any amounts already paid under (a) will reduce this balance, and the outstanding amount must be settled on the first business day following the 18-month period.

The amendment also provides that a new section 8.9 shall be added to Clause 8 (Warrants), pursuant to which, on the 12-month and 24-month anniversaries of the date of issuance of the Warrants (i.e., 19 February 2025), if the Market Price (defined as the average VWAP during the 30 days preceding the 12-month and 24-month anniversaries, respectively) of the Ordinary Shares is less than 85% of the Price per Share, then the Price per Share shall be adjusted to 110% of the previous 30-day VWAP.

After year-end, on September 29, 2025, the Company entered into an amendment to the Purchase Agreement relating to the land in Panama. Under the terms of the amendment, the payment schedule under the Agreement has been amended to provide for a third payment of $1,168,495 (€ 1,122,865), which must be deposited by the Buyer into the escrow account no later than November 30, 2025. The escrow agent shall release the funds to the Seller, or to the mortgage creditor, as applicable, by check or bank transfer within five business days following the registration of the Deed of Sale of Lot 10 with the Public Registry of Panama.

The modified payment schedule is the following:

Date	Disbursement
Nov-25	€1,122,865
Feb-26	€878,210
Aug-26	€1,230,946
Feb-27	€1,123,320
Feb-28	€698,006

F-16

          American Depositary Shares Representing

        Ordinary Shares

Santa Ana Global Enterprises, S.A.

PRELIMINARY PROSPECTUS

ThinkEquity

            , 2026

Through and including                      , 2026 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under Spanish law, our directors shall be liable to the company, the shareholders and the creditors of the company for any damage they cause through acts or omission contrary to the law or our by-laws, or through acts or omissions carried out breaching the duties inherent to holding a director position. Any other person acting as a director in fact shall be personally responsible on this basis as well. The registrant maintains an insurance policy that protects its officers and directors from liabilities incurred as a result of actions taken in their official capacities.

Item 7. Recent Sales of Unregistered Securities.

[to come]

Item 8. Exhibits and Financial Statement Schedules.

(a)	Exhibits

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	English translation of the Certificate of Incorporation of Santa Ana Global Enterprises, S.A.
3.2*	English translation the Bylaws of Santa Ana Global Enterprises, S.A.
4.1*	Form of Deposit Agreement dated as of , 2025 among Santa Ana Global Enterprises, S.A., The Bank of New York Mellon, as depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.
4.2*	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1).
4.3*	Form of Representative’s Warrant.
5.1*	Opinion of CMS Albiñana & Suárez de Lezo as to the validity of the ordinary shares represented by American Depositary Shares.
10.1*	Trust Agreement between Miraval Barú S.A.S. (now Laguna Grande SAS, as developer) Álvarez Torres e Hijos S. en C., Colinas de Barú SAS, Inversiones Fabuna SAS and Mónica Nader Name (as land providers) and Fiduciaria Central S.A. (as trust company / fiduciary) and other parties, dated as of February 26, 2020.
14.1*	Code of Ethics and Business Conduct
21.1*	List of subsidiaries of the registrant.
23.1	Consent of TAAD LLP.
23.2*	Consent of CMS Albiñana & Suárez de Lezo (included in Exhibit 5.1).
24.1*	Power of Attorney (included in the signature page).
99.1*	Audit Committee Charter.
99.2*	Compliance and Ethics Policy.
99.3*	Insider Trading Policy.
107*	Filing Fee Table.

* to be filed by amendment

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(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on __________, 2026.

SANTA ANA GLOBAL ENTERPRISES, S.A.

By:
Jaime Garbisu Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Jaime Garbisu with full power of substitution and resubstitution and full power to act as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead, and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agents, and each of them, or any substitute or substitutes for each of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer (Principal Executive Officer) and Director	__________, 2026
Jaime Garbisu

/s/	Chief Financial Officer (Principal Financial Officer and	__________, 2026
Blas Simón	Principal Accounting Officer)

/s/	Director and President	__________, 2026
José Antonio Fernandez Gallar

/s/	Director and Vice President	__________, 2026
Gregorio Esteban Martínez

/s/	Director	__________, 2026
Guillermo García Ruiz

/s/	Director	__________, 2026
Emilio de la Guardia

/s/	Director	__________, 2026
Rafael Guardans Cambó

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of the registrant has signed this registration statement on the ___ day of _________, 2026.

COGENCY GLOBAL, INC.

By:
Colleen A. De Vries
Senior Vice President

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